Bristol-Myers Squibb Company 2004 Annual Report





05048265



MAR 24 2005

"I hope that my experience can INSPIRE other patients to KEEP GOING."

Breast cancer patient
Julia Maas



PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

The Bristol-Myers Squibb Mission

Our company's mission is to extend and enhance human life by providing the highest-quality pharmaceutical and related health care products.

We pledge—to our patients and customers, to our employees and partners, to our shareholders and neighbors, and to the world we serve—to act on our belief that the priceless ingredient of every product is the honor and integrity of its maker.

on the cover

Breast cancer patient Julia Maas

"ONE MORNING IN 1992, I found a lump in my breast the size of a marble," 55-year-old Julia Maas of Houston says. She was diagnosed with invasive ductal carcinoma. Following surgery, radiation and chemotherapy she was apparently cancer free for nearly a decade. But her cancer recurred in August 2002. "This time, the recommended therapies didn't work," says Maas. "I was desperate." Her oncologist from the University of Texas M.D. Anderson Cancer Center suggested that she enter a clinical trial for a Bristol-Myers Squibb investigational compound called ixabepilone. Maas appears to be doing well since entering the trial. "I hope that my experience can inspire other patients to keep going and not give up," she says.


RECEIVED
MAR 2 4 2005
152

To Our Stockholders:

Over the past few years, we have stayed tightly focused on achieving our near-term goals—of launching new products, advancing our pipeline and investing in our business—while also building toward a long-term vision for Bristol-Myers Squibb. We've made good progress toward those goals, but we know that even more is required. The reason is clear: We want to be a health care leader for the future—to make a difference for generations to come. And to do this, we need to build long-term growth and strong financial performance for the company, even as we strive every day to realize our mission of extending and enhancing human life.

To achieve this future of growth and leadership, we're transforming the company in several important ways:

We're ***executing a strategy to sharpen our focus on areas of significant medical need,*** where we can establish leadership with innovative products.

We're ***renewing our company's culture***—how we work—to drive superior performance with the strongest possible commitment to accountability and ethical conduct.

We're ***interpreting our mission as broadly as possible*** by further expanding access to innovative therapies, as well as by building additional health care capacity in parts of the world where disease and poverty have taken a toll.

Bristol-Myers Squibb accomplished a great deal in all these areas in 2004. Specifically, we...

- increased sales of our growth drivers, including our three newest medicines—ERBITUX, *Reyataz* and Abilify—as well as other key in-line therapies, Plavix and Avapro/Avalide;
- advanced our late-stage pipeline, launching one new drug in the U.S. and two in Europe, and moving three late-stage compounds into the regulatory approval process;
- boosted sales significantly in our Health Care businesses, which provide critical growth and stability for the company;
- strengthened compliance, accounting and financial reporting;
- provided free and discounted medicines to more than 1 million people in need; and
- helped build critical community-based health care infrastructure as part of the company's larger initiative to address the HIV/AIDS pandemic in southern and West Africa.

Opportunities, Challenges and Prospects

The company's total net sales from continuing operations increased 4 percent in 2004. Our overall performance was helped by the growth of new and in-line pharmaceutical products, the strength of our Health Care businesses and the impact of a weaker dollar.

While earnings were ahead of both our plan and the consensus view of the investment community, they declined from the prior year. This was largely due to the ongoing impact of the loss of exclusivity on several important pharmaceutical products in the U.S., including *Monopril, Paraplatin* and Glucovance.

Exclusivity losses remain a challenge in the near term for both Bristol-Myers Squibb and indeed the entire pharmaceutical industry. Over the next five years, U.S. patents will expire across the industry on more than 70 key products that in 2004 realized more than $70 billion in total revenue.

Our industry also continues to face steadily increasing costs associated with research and development. At the same time, many governments and other payors are putting downward pressure on drug prices, and are urging companies to concentrate on finding new medicines that provide meaningful rather than only marginal benefits over existing therapies. Safety has become an even more important focus of attention.

In light of these realities, we came to a pretty straightforward conclusion: Pharmaceutical companies, including Bristol-Myers Squibb, have to change fundamentally if they want to continue to thrive, both as engines of innovation and improvement in health care and as successful growth-oriented businesses. It's vital that our company and industry be—and be seen as—an essential, constructive and vibrant part of the solution to the rapidly evolving health care needs and challenges of tomorrow.

Bristol-Myers Squibb is implementing a transformational strategy designed to help us achieve this goal. Two years ago, we revisited our pipeline projects, product portfolio and business model—carefully evaluating



Peter R. Dolan, Chairman and Chief Executive Officer

the changing environmental factors affecting our company and sector—to find better ways to build leadership and growth for the future. We decided the greatest opportunity lay in focusing our pharmaceutical business on 10 specific disease areas of significant unmet need where innovative medicines can help people with serious illnesses.

These areas are cancer, HIV/AIDS, affective (psychiatric) disorders, diabetes, atherosclerosis/thrombosis, hepatitis, rheumatoid arthritis, obesity, Alzheimer's disease and solid organ transplant rejection.

We're now more than halfway through a five-year shift in our pharmaceutical portfolio that supports this strategy and should position us well for the future. Still, as I have said before, although our sales of new and existing products will largely offset the decline in sales from products losing exclusivity, our earnings per share will continue to come under pressure through the remainder of the transitional period, including this year and next.

There are several reasons for this. Generally, our growth drivers are carrying lower margins than the products losing exclusivity. And we'll have to continue investing significantly in research and development and R&D growth. I strongly believe that investing in our pipeline opportunities is the right thing to do for the long term—even if it has a negative impact on earnings in the short term.

We expect this picture to turn around in 2007. Beginning then, our exposure to further exclusivity losses will be greatly reduced for several years. And our new products should begin contributing meaningfully to both revenue and earnings growth.

This scenario assumes continued exclusivity for Plavix, an antiplatelet medicine that has become our leading product, with sales of $3.3 billion in 2004. The primary patent for Plavix—which confers exclusivity in the U.S. until 2011—is currently being challenged by several generic drug companies. We believe the patent is valid and has been infringed by the generics companies, and—together with our alliance partner Sanofi-Aventis—we are defending it vigorously.

While our strategy is focused primarily on transforming our pharmaceutical business, our non-pharmaceutical Health Care businesses—Mead Johnson Nutritionals, ConvaTec and Medical Imaging—have contributed greatly to the company's financial strength and stability in 2004, while also helping us fulfill our overriding mission.

Collectively, these businesses delivered year-over-year profit growth of nearly 20 percent, and now account for approximately one quarter of overall earnings and 20 percent of net sales. They continue to generate solid growth, thanks to innovation and market expansion, and they will continue to be important to the company's future.

Executing Our Strategy

Let me now provide some more details about our progress in executing the strategy over the past year and our plans for 2005.

Thanks to the growth of our newer and in-line products, the gains in the pipeline and a number of important licensing achievements, we now have a growing presence—or a potentially meaningful presence—in nearly all of the disease areas I mentioned earlier.

In cancer, we have ERBITUX, a treatment for advanced refractory colorectal cancer that we're codeveloping and comarketing with ImClone Systems Incorporated. Since its launch in the U.S. at the beginning of 2004, ERBITUX has been helping thousands of people with colorectal cancer. We hope it can benefit other cancer patients as well, as information becomes available from clinical studies that we and ImClone currently have under way or plan to initiate.

In our oncology pipeline, we licensed two later-stage anticancer medicines in 2004: vinflunine, or Javlor, from Pierre Fabre Médicament of France, for metastatic bladder cancer, and MDX-010, from Medarex Inc., for metastatic melanoma. We also advanced two later-stage oncology compounds from our own laboratories: ixabepilone, for breast cancer, and our SRC/ABL kinase inhibitor, for chronic myelogenous leukemia, which was recently transitioned to its Phase II registrational program and granted Fast Track designation by the U.S. Food and Drug Administration (FDA).

In the area of psychiatric disorders, Abilify remains one of the most successful new product introductions in the history of the U.S. pharmaceutical industry. We are codeveloping and comarketing

focusing on SERIOUS MEDICAL NEED

Abilify—which was initially approved as a treatment for schizophrenia—with Otsuka Pharmaceutical Company, Ltd. In just over two years on the market in the U.S., Abilify has captured a greater than 10 percent share of the weekly new prescriptions in the antipsychotics class, with total worldwide sales for both Bristol-Myers Squibb and Otsuka now annualizing at a rate of more than $1 billion.

In 2004, we gained an important additional indication for Abilify in the U.S., to treat acute mania in bipolar disorder, and recently we received its approval for maintenance therapy for certain patients with bipolar disorder. We also launched the product in the European Union. In several key European markets, Abilify has had the fastest uptake of any new atypical antipsychotic. We believe that we're just beginning to realize the full potential of this important treatment for serious psychiatric disorders.

In HIV, our protease inhibitor, *Reyataz*, continues to grow in share as well. Following its launch in the U.S. in July 2003, it now has nearly 30 percent of weekly new prescriptions among protease inhibitors, and is the second most prescribed therapy in its class. In 2004, we launched *Reyataz* in seven European markets, and its uptake in the region has been vigorous. Already, it has achieved a greater than 20 percent share in France, and a nearly 30 percent share in the U.K. and Germany.

In a number of other disease areas, our pipeline is also paving the way for potential future leadership for the company. As planned, in 2004, we advanced to the regulatory approval process three late-stage compounds: *Baraclude* (entecavir), for hepatitis B; muraglitazar, for diabetes; and abatacept, for rheumatoid arthritis. The FDA has granted Priority Review status to *Baraclude* and Fast Track designation to abatacept. *Baraclude* also has been submitted to European regulatory authorities. Altogether, we have 10 promising compounds in Full Development, including four now in the regulatory approval process, among the more than 50 compounds in the broader development portfolio.

As the pipeline continues to advance and distinguish itself, I'm especially proud of the productivity and commitment of our R&D organization. Nearly two thirds of the company's compounds currently in Full Development—including three of the four now in regulatory review—were discovered in our own laboratories. While in-licensing remains an important component of our strategy, this dramatic transformation in favor of our own R&D capabilities is a further step in building sustainable growth and leadership for the future. And it's potentially even more significant that more than 90 percent of our exploratory development compounds have come from in-house efforts.

driving SUPERIOR PERFORMANCE

Licensing also has given a strong impetus to building leadership in our disease areas of focus. We currently have more than 170 collaborations with approximately 130 companies and research institutions around the world.

We know we have to invest to keep our R&D engine primed and running. In 2004, we increased overall R&D expenditures 10 percent to $2.5 billion, with a significant portion of the growth going to support late-stage pipeline opportunities. Another major area of investment has been our biologics capability, which requires costly and complex infrastructure. Biologics—large-molecule proteins—are becoming more important as laboratories in industry, academia and government apply new understanding of disease processes to increasingly targeted treatments. ERBITUX is the company's first biologic product, and there are several more investigational biologics in the pipeline, including abatacept, for rheumatoid arthritis; belatacept, for the prevention of solid organ transplant rejection; and MDX-010, for cancer.

As I said before, in 2005 we will vigorously pursue our pipeline and product opportunities, even as our margins come under some pressure as a result of ongoing exclusivity losses. For this reason, I've asked the entire organization to reduce—or, at a minimum, hold flat—all spending in non-priority areas.

Building the Right Culture

Another important way we're transforming Bristol-Myers Squibb to build future growth and leadership is by renewing and strengthening our company culture. This translates into driving superior performance in every part of the organization, while also ensuring the strongest possible commitment to accountability, compliance and ethical conduct. To do this, we've created important new structures and processes in the areas of human resources, finance and compliance.

For example, to link performance and behavior more closely, we have developed and communicated across the organization a set of critical behaviors that define conduct for all employees. These Core BMS Behaviors include key attributes such as leadership, communication and alignment, among others, all of which are essential factors in attaining our goals. What's more, executives and senior managers are being evaluated on how well they demonstrate these behaviors, and their compensation is tied in part to this assessment. Complementing these Core Behaviors are the company's Pledge and Standards of Business Conduct and Ethics, which commit all employees to perform their duties with the highest ethical standards.

In 2004, we continued to strengthen our financial controls and accounting. A critical task for the year

RICHARD L. GELB
1924–2004



When Richard L. Gelb joined Bristol-Myers in 1959, total revenues stood at $132 million. Forty-five years later, the company that he eventually led as CEO for 22 years and chairman of the board for 19 years had total net sales approaching $20 billion.

Growth was Dick Gelb's enduring legacy—growth in his company's size and value, but also in its impact and purpose. He led the effort to acquire Mead Johnson Nutritionals and several other successful businesses. He also was responsible for building the company's leadership position in pharmaceutical products and research, in great part by engineering the merger in 1989 of Bristol-Myers Company and Squibb Corporation—a combination that created one of the largest pharmaceutical companies in the world.

When Dick Gelb became CEO, prescription drugs accounted for a quarter of company sales. By the end of his tenure, pharmaceuticals and medical devices accounted for more than 70 percent of sales. And the role of medicines in the company's portfolio has continued to grow since.

His contributions were not limited to the company alone, but extended to the world at large through the work of the Bristol-Myers Squibb Foundation. For example, in 1977 he initiated what is now known as the Bristol-Myers Squibb *Freedom to Discover* Unrestricted Biomedical Research Grants and Awards Program. To date, that effort, the first and largest of its kind in corporate America, has committed more than $110 million in no-strings-attached support to expand the frontiers of scientific understanding, with 259 grants to 155 institutions in 23 countries. And on a personal level, Dick Gelb was a generous and often anonymous backer of many worthy causes to help individuals, strengthen communities and support civic institutions.

In everything Dick Gelb did, and in all that he accomplished, his legacy—of commitment to advancing the mission of Bristol-Myers Squibb, of extending its impact and growing its contributions to the world at large—will remain an everlasting model for leaders everywhere.

"WE MUST be an essential, constructive and vibrant part of the solution to HEALTH CARE CHALLENGES."

was ensuring the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley legislation. I'm pleased to say that we recently assessed the effectiveness of these controls and concluded that they are engaged and operating effectively. As required by the legislation, an independent registered public accounting firm has issued its report on our assessment, which appears on page 93 of this Annual Report.

Finally, we put additional significant resources behind compliance activities this past year. We enlarged the Corporate Compliance Council—where these issues and policies are thoroughly reviewed—and named compliance leaders in several of our businesses. We also continued to train personnel on compliance awareness and improved resources, such as our Helpline, where employees can anonymously ask questions and report concerns.

Rx for a Healthier Future

I believe we can become a leader in building a healthier future for the company and the world at large only if we define our mission of extending and enhancing human life in the broadest possible terms. Of course, that mission includes the vitally important role of discovering, developing and providing innovative medicines for serious diseases, as well as quality health care products that help improve lives. But that's where our commitment begins, not where it ends.

To help expand access to pharmaceuticals, we have taken a lead role in a variety of initiatives in the U.S., such as the Together Rx discount card for senior citizens and, more recently, the Together Rx Access card for uninsured people under 65 years of age. Through contributions to our own patient assistance programs, we provided approximately $550 million in free medicines in 2004 to more than 1 million people in the U.S. And we're looking forward to being part of the implementation of the Medicare Modernization Act in 2006, which will help many senior citizens in the U.S. better afford their medicines.

Outside the U.S., we donated nearly $50 million in medicines and other products to people in need in 2004, and also provided $1.2 million in direct assistance and $7 million in donated medicines and other products to the tsunami relief effort in South Asia. I'm especially proud that the people of Bristol-Myers Squibb donated more than $300,000 of their own funds to tsunami relief; their contributions were matched dollar for dollar by the Bristol-Myers Squibb Foundation.

Finally, to help build stronger and healthier communities in parts of the world devastated by the HIV/AIDS pandemic, we announced the establishment of two additional medical centers to treat children and their families with HIV/AIDS in southern Africa, funded by our $120 million *SECURE THE FUTURE* initiative. These centers—which are scheduled to open in late 2005—are modeled on a successful Bristol-Myers Squibb–funded pediatric clinic in Botswana that opened in 2003 and is today one of the largest AIDS centers for children in the world.

To date, *SECURE THE FUTURE* has committed funding for 175 projects in nine countries in southern and West Africa, where the impact of HIV/AIDS has been severe. In January, I had the opportunity to visit several *SECURE THE FUTURE* projects in Botswana, Swaziland and South Africa, and was heartened to see firsthand the difference this initiative is making in the lives of so many women and children, as well as in the communities where these individuals live.

Still, there is much more work to do. Through support by *SECURE THE FUTURE* of a wide range of innovative community-based initiatives, we aim to help develop sustainable health care capacity that is greatly needed in the fight against AIDS.

Looking Back, Looking Ahead

In closing, I want to thank the Board of Directors for their invaluable support and counsel over the past year, as well as the 43,000 dedicated Bristol-Myers Squibb employees around the world for their tremendous accomplishments and commitment to our goals and success. I'm pleased to welcome the newest board member, James M. Cornelius, who is the nonexecutive chairman of Guidant Corporation.

I also want to acknowledge the outstanding contributions of two extraordinary former colleagues who, sadly, passed away in 2004.

Richard L. Gelb, our chairman emeritus, was a giant among business leaders in every regard. As chairman and chief executive officer over a 23-year span, Dick built Bristol-Myers Squibb into a powerhouse of scientific innovation and financial strength. Yet within this towering figure beat the heart of a truly compassionate and committed man who every day lived our mission and the values of our Pledge, both of which he himself had authored. He was a valued mentor and a dear friend.

James B. D. Palmer, M.D., our former chief scientific officer and president of the Pharmaceutical Research Institute, was a brilliant scientist who devoted his life to turning scientific knowledge into lifesaving therapies. I brought James into the company and respected him greatly. Many of our recent pipeline achievements represent the fruit of his vision of leadership for the company, and reflect his remarkable ability to inspire excellence on the part of his many colleagues at the PRI. His unexpected death diminished us all.

building a healthier FUTURE FOR ALL

I think both Dick and James would be proud of their company, which is staying true to their values and ideals while building on their accomplishments and successes.

As we look ahead, we see plenty of opportunity to expand on our many achievements over the past year. We're continuing to execute our strategy to build leadership and growth in addressing areas of significant unmet medical need. We're working hard to foster a company culture that puts even greater emphasis on strong performance driven by strong values. And we're dedicating much effort to expanding access to innovative medicines and building health care infrastructure and resources in the developing world. That's a tall order, and an ambitious one. But we know it's what we have to do to be successful—and to be a leader.

Companies—like people—have great hopes for the future. As you will see in this report, the hope for good health is universal. At Bristol-Myers Squibb, our job is to turn that hope into a reality for people everywhere. That's how we measure success. And that's how we will live our mission, today and well into the future.



Peter R. Dolan
Chairman and Chief Executive Officer
March 7, 2005

Our Pharmaceutical Pipeline

BRISTOL-MYERS SQUIBB researchers are dedicated to discovering and developing innovative medicines that address significant medical needs in key disease areas. Those areas, listed in the chart below, were selected with an emphasis on where the future of medicine and patient needs match our internal strengths.

Growth Drivers are among those approved medicines that are driving current and future growth, while continuing clinical development to determine whether additional indications will benefit patients. The **Registrational** compounds are advanced investigational drugs that have been submitted to regulatory agencies for approval in 2004 or are in the process of being submitted. **Full Development** compounds are in late-stage clinical development that we hope to submit for approval in the next two years. Compounds in **Exploratory Development** are in preclinical or early clinical development. Compounds and research programs in **Discovery** are at the earliest stages of development.

Each investigational compound or research program is represented in the chart below as a dot. Some of the compounds are discussed in the Special Report on Hope beginning on page 9.

Throughout this report, we call attention to the importance of our ongoing clinical trials and highlight responses from some of our individual clinical trial patients. These individual stories are case studies in hope. While results may be unpredictable for any individual experimental study participant, these personal accounts do illustrate the importance of participation in clinical trials, which are essential to the development of the next generation of medical innovation. The true test of whether we can turn that hope into a reality for patients is whether we can document a real clinical benefit across a significant number of research participants. Our ability to bring new products to patients in need or to find new uses for our current products is dependent upon our demonstrating safety and effectiveness and a favorable benefit-risk relationship through systematic testing in patients who volunteer to participate in our studies. Like any other scientific endeavor, clinical testing of novel drug compounds is a complex, time-consuming, resource-intensive process with no guaranteed results. But as described here, Bristol-Myers Squibb is committed to pursuing that endeavor vigorously and, in doing so, to bringing new hope to patients.

Disease Area	*Growth Drivers*	*Registrational*	*Full Development*	*Exploratory Development*	*Discovery*
Affective (Psychiatric) Disorders	◎	◎		●●	●●●●●
Alzheimer's Disease					●●
Atherosclerosis/ Thrombosis	◎◎		◎	●●	●●● ●●●●
Cancer	◎		◎◎●●	●●● ●●●	●●●●●●● ●●●●●●●●
Diabetes		●		◎●● ●●●●	●●● ●●●
Hepatitis		●		●	●●●
HIV/AIDS	◎			●●● ●●●●	●●●
Obesity				◎	●●●
Rheumatoid Arthritis		▲		●●●	●●●● ●●●●●
Solid Organ Transplant Rejection			●		

◎ *in-licensed* ● *discovered by Bristol-Myers Squibb* ▲ *abatacept is in the process of being submitted for approval*

HOPE is a powerful idea. It's about faith in ourselves and belief in the future. Hope inspires people to act, to transform dreams into realities. For some people—such as Julia Maas (on the cover), Edie Hudgins (pictured here) and the other patients featured in the pages that follow—hope can be found in an investigational clinical trial. For others—like our scientists and other Bristol-Myers Squibb employees—hope is the promise of delivering innovative products to patients in need. In this Special Report, you'll learn how we develop new medicines and other health care products, expand access to therapies and create sustainable health care programs for the neediest among us. That's how we at Bristol-Myers Squibb live our mission to extend and enhance human life—and keep the beacon of hope shining brightly.

Kidney transplant patient Edie Hudgins

EDIE HUDGINS, 56, of Conyers, Georgia, was in apparent good health until 1999. That's when a sudden autoimmune condition attacked her kidneys, sent her to the emergency room and left her on dialysis. In 2002, her 28-year-old daughter donated a kidney to her. Shortly after the transplant operation, Hudgins enrolled in a clinical trial with an investigational immunosuppressive compound called belatacept to prevent transplant rejection. "I felt whatever I could do to help someone else down the road would be worth it," she says.



building HOPE through the medicines we create

Growth Drivers

The approval, successful launch and growth of a new medicine represent the culmination of years of intense laboratory and clinical study. But often, for new medicines, it is just the beginning of a continuing journey of discovery.

ERBITUX, Abilify, Plavix, *Reyataz* and Avapro/Avalide. Each is a successfully launched product—already a significant and growing part of the company's portfolio. Yet for each, we've hopefully just begun to tap the potential benefits for patients. And that's why, for those at Bristol-Myers Squibb who are developing those medicines, each day is an opportunity to do even more—for patients and sometimes even for the families of our employees themselves. Four of our Growth Drivers are profiled in this section of our Special Report.

ERBITUX The key to how ERBITUX (Cetuximab) works to fight cancer lies in its ability to selectively target the epidermal growth factor receptor, which is found on the surface of many human cancers, including those of the colon and rectum. Today, this novel monoclonal antibody is being used successfully in appropriate patients with metastatic colorectal cancer.

The hope is that this key will open the door for treating other solid tumors. Bristol-Myers Squibb and its partner ImClone Systems Incorporated have implemented a comprehensive clinical development plan to investigate the utility of ERBITUX in non-small cell lung, pancreatic and other cancers. Already, a submission is planned in 2005 for head and neck cancer. A new therapy for head and neck cancer has not been approved by the FDA since the 1970s.

"I'm really pleased that Bristol-Myers Squibb and ImClone have invested in programs to develop ERBITUX in these areas of unmet need," says Martin Birkhofer, M.D., vice president and ERBITUX global development champion at Bristol-Myers Squibb. "The reward in what I do comes from offering hope for the future to colon cancer patients and in working toward being able to make a difference in the lives of so many other patients with cancer."


Bipolar disorder patient Ch
IN 1994, CHUCK CONEIN of Deer Park, Washington, realized he was more than simply stressed out. "My brain felt like 50 TV sets all changing channels at the same time," Conein, 54, says. "I ended up in the hospital." He was diagnosed with bipolar disorder and, over the years, prescribed various medications. "At one point, I was so medicated I couldn't even drive." Recently, his doctor suggested Abilify. "Now, finally," says Conein, "I feel I'm more in control of my life."

ABILIFY Mark Altmeyer, senior vice president of Neuroscience marketing at Bristol-Myers Squibb, knows full well just how much medicines like Abilify (aripiprazole) help make a difference in the lives of individuals. Still, he keeps a letter on his desk to remind him of that every day. "It's from a woman to her psychiatrist thanking him for prescribing Abilify," he says. "For years, she wasn't sure whether life was worth living. She had tried lots of medications, and none of them worked. Then her doctor prescribed Abilify. In her letter she says, 'I've come out of my shell.'"

Abilify has already benefited hundreds of thousands of patients suffering from the most serious psychotic disorder—schizophrenia. In 2004, Abilify was approved by the FDA for the treatment of acute bipolar mania, and recently it was approved for maintaining efficacy in certain patients with Bipolar I Disorder. Yet, because Abilify has a unique pharmacology profile, Bristol-Myers Squibb and its partner Otsuka Pharmaceutical Co., Ltd. are exploring additional uses.

Studies suggest Abilify may work differently under different conditions: raising levels of certain neurotransmitters when they are low and reducing levels when they are too high. This special type of activity means Abilify can potentially play an important role in many diseases currently under investigation.

Altmeyer understands the possibilities as well as the challenges. "But it's worth it," he says, as he holds that letter in his hand. "This is why I come to work every day."

Heart attack patient Otello Brighi

"I NEVER HAD any health problems until one morning in 1988," says Otello Brighi of Ravenna, Italy. On that day he felt a sudden pain in his chest and arm, and he was diagnosed with a myocardial infarction. Brighi, 61, recovered. But in November 2003, his doctor recommended that he enter an investigational clinical trial to determine if Plavix could help prevent second heart attacks. "My heart attack is a distant memory," says Brighi. "There's a future that now even I can look upon with hope."



PLAVIX "I trust Plavix for members of my own family," says Brian Gavin, Ph.D., global medical affairs director for Plavix (clopidogrel bisulfate). "Doctors have prescribed Plavix to both my uncle and my great-aunt for cardiovascular and peripheral vascular disease. Plavix helps protect my aunt and uncle against future vascular events such as heart attacks or strokes. And now my mother has suffered a series of strokes and might be a candidate for Plavix."

Yet for all of the benefits Plavix confers today—in reducing the risk of heart attack and stroke in appropriate patients following myocardial infarction or stroke or with acute coronary syndrome or peripheral arterial disease—there is still much more to learn.

Several landmark clinical studies already serve as the foundation for understanding current uses of Plavix for patients. And now, other major studies are ongoing, seeking to evaluate the effectiveness of Plavix in patients at risk for a wide spectrum of life-threatening thrombotic events. Altogether, Bristol-Myers Squibb and its partner Sanofi-Aventis have mounted one of the largest clinical trial programs ever developed—totaling more than 100,000 patients worldwide.

"It's truly a challenging and rewarding experience to work on Plavix," says Gavin. His family would likely agree.

REYATAZ While *Reyataz* (atazanavir sulfate) was launched by Bristol-Myers Squibb in June 2003 as the eighth drug in its class of protease inhibitors (PIs), it was the first PI to ever be approved for once-daily dosing. And in just one year *Reyataz* became the second-most-prescribed PI in the U.S. *Reyataz* is used in the U.S. and internationally in combination therapy for the treatment of HIV.

> "I'm amazed at how many people tell me how grateful they are"

Now, a four-part clinical development program is seeking to expand the utility of *Reyataz* for patients. It is hoped that this program will provide additional information about the use of *Reyataz* for new patients; will further evaluate its lipid and resistance profiles; will provide new formulations; and will complete investigational studies in pediatric patients.

"Once-daily dosing, minimal lipid effect, and established efficacy and safety profiles are all important considerations for patients living with HIV," says Ron Cooper, senior vice president of U.S. Virology. "At AIDS service organizations, patient groups and physicians' offices, I'm amazed at how many people approach me to tell me how grateful they are to Bristol-Myers Squibb. Hearing them speak so passionately about the positive impact that including *Reyataz* in their HIV combination therapy has made in their lives, makes me feel absolutely proud."

Registrational

Soon, we anticipate that our Growth Drivers—those medicines outlined on pages 10-13—will be complemented by four investigational compounds developed to address additional serious medical conditions: type 2 diabetes mellitus, hepatitis B virus infection, rheumatoid arthritis and major depressive disorder.

These are our Registrational compounds, already submitted for regulatory approval or in the process of being submitted. Three—muraglitazar, abatacept and *Baraclude*—were discovered by Bristol-Myers Squibb scientists. The fourth, EMSAM (selegiline transdermal system), entered Bristol-Myers Squibb's pipeline in December 2004 following a commercialization agreement with Somerset Pharmaceuticals Inc. Somerset received an "Approvable" letter from the FDA in February 2004, and, if approved, EMSAM would be the first transdermal treatment for major depressive disorder. Muraglitazar, abatacept and *Baraclude* are profiled in this section.

MURAGLITAZAR Don't tell Cindy Rubin, M.D., group director in Metabolic Diseases Global Clinical Research, that diabetes is not a serious health problem. "I know firsthand how devastating diabetes can be," she says. "When I was an internist, I treated many patients with type 2 diabetes. Many of the patients who have diabetes also have other medical conditions, such as dyslipidemia, cardiovascular diseases and kidney and eye damage. Often it is very challenging to keep their blood glucose under good control and manage associated conditions and complications."

> "I know firsthand how devastating diabetes can be"

Diabetes is a growing worldwide health crisis. More than 150 million people suffer from diabetes, including 16 million Americans. Many remain undiagnosed. And unfortunately, current treatments often fail to achieve good control of the disease in many patients with diabetes.

If approved, muraglitazar would become the first in a new class of investigational compounds called glitazars, a dual alpha/gamma PPAR (peroxisome proliferator-activated receptor) activator designed to improve both the glucose and the lipid abnormalities associated with type 2 diabetes.

"Based on our clinical findings to date in about 4,500 patients," says Rubin, "I believe muraglitazar has the potential to help diabetic patients better control their blood sugar levels."

In April 2004, Bristol-Myers Squibb entered into a global collaborative agreement with Merck & Co., Inc., to jointly develop and market muraglitazar. The New Drug Application (NDA) for marketing approval of muraglitazar was submitted to the FDA in December 2004.

Rheumatoid arthritis patient Mike Hayward

RHEUMATOID ARTHRITIS turned even the simplest activities—like unscrewing jars, lifting packages and walking down steps—into impossible feats for 51-year-old Mike Hayward of Philadelphia. "I ached all over," he says. "I couldn't even go up a ladder at my carpentry job, and I stopped shooting pool with friends." However, after enrolling in an investigational clinical trial with abatacept, he says, "I hope to achieve some normalcy."



ABATACEPT In rheumatoid arthritis, the body literally erodes away the joints. This chronic, progressive autoimmune disorder affects about 6 million people worldwide. Many of those diagnosed will have to stop working due to disability, will suffer a decrease in quality of life and will have a reduced life span. While advances have been made in the treatment of rheumatoid arthritis, significant issues remain for the majority of patients suffering from the disease.

> "abatacept is designed to do more than just treat symptoms"

Abatacept is an investigational compound in a potential new class of agents called selective costimulation modulators. "It's designed to do more than just treat symptoms," says Michael Corbo, Ph.D., vice president of abatacept global development. "Abatacept is designed to actually target a critical step in the autoimmune process."

Clinical trials with about 2,670 patients have supported abatacept's development. A Biologics License Application is in the process of being submitted to the FDA for marketing approval. The FDA has granted abatacept Fast Track status, a designation that facilitates review of drugs that may potentially address unmet medical needs for serious diseases.



Hepatitis B patient Donghui Zhao

DONGHUI ZHAO, 39, lives in Beijing with his wife and teenage son. In 1995, his mother died of liver cirrhosis, and in 1996, he tested positive for hepatitis B virus (HBV), which he probably acquired at birth. By 2001, he says, "I began to feel extremely tired. I was always looking for a place to rest or sleep." Despite treatment, his serum HBV levels had risen significantly. Then, in 2002, he entered an investigational clinical trial with *Baraclude*. "Since entering the trial, I feel more like a healthy person," says Zhao. "I believe in science."

BARACLUDE About 400 million people worldwide are infected with the hepatitis B virus (HBV). Chronic HBV infection can cause liver cirrhosis and liver cancer. About 1 million people die annually from these complications. HBV is the ninth-leading cause of death worldwide.

"*Baraclude* is an exciting antiviral compound"

Baraclude (entecavir), an investigational nucleoside analog, blocks all three stages of the HBV replication process. "*Baraclude* is an exciting antiviral compound," says Richard Colonno, Ph.D., vice president of Infectious Diseases Drug Discovery.

"Recently, I had the opportunity to jog with a *Baraclude* clinical trial patient," says Colonno. "It was such a meaningful experience to me as a scientist to meet a *Baraclude*-treated patient and see for myself how the many years of work our team has put in may begin to pay off."

More than 2,000 patients in the U.S., Japan and China were enrolled in the *Baraclude* clinical trial program. In September 2004, Bristol-Myers Squibb submitted an NDA to the FDA for *Baraclude* as well as a marketing authorization application to the European Medicines Agency. The FDA has granted *Baraclude* Priority Review, a classification applied at the time of submission for drugs that, if approved, would be a significant improvement in the treatment of disease compared to marketed products.

"When we cross the finish line with *Baraclude*," says Colonno, "I hope we can help many people around the world address this serious disease."

In Development

Bristol-Myers Squibb today has more than 50 compounds in development. These include six in advanced clinical development, or Full Development, that most closely follow the four Registrational compounds in our pipeline. These more-advanced investigational compounds may be ready to be submitted to regulatory agencies for marketing approval within the next two years. Because they are investigational, not all of them may ultimately be submitted or approved. However, each of these compounds represents the possibility of addressing a significant medical need.

Among those in Full Development, four are presented in this section: belatacept for prevention of solid organ transplant rejection and our SRC/ABL kinase inhibitor, MDX-010 and ixabepilone for the treatment of cancer. Additional Full Development compounds are edifoligide for the prevention of vein graft failure and Javlor (vinflunine) for cancer.

All of these compounds were discovered and are being developed by some of the best minds in biomedical science. Yet, it is often the hearts of these scientists that drive them to do their very best. Here are some of their stories.

BELATACEPT In his work, Richard Wright, Ph.D., is motivated by the desire to help patients. "Every day, I think about improving the lives of patients," he says. "I think about the mother of a friend of mine, who underwent a heart transplant several years ago. Now she's at risk for developing kidney dysfunction, a side effect of her immunosuppressant therapy. I'm really looking forward to being able to offer transplant patients a potentially less toxic alternative."

In the U.S. and Europe, more than 300,000 patients live with transplanted organs, and about 50,000 receive new transplants each year. To prevent rejection, transplant recipients require lifelong therapy with potent immunosuppressive drugs. Unfortunately, such long-term therapy can contribute to high blood pressure and high cholesterol levels, diabetes and kidney toxicity. What's more, transplant patients risk death from cardiovascular disease and premature graft loss.

> "every day, I think about improving the lives of patients"

"Bristol-Myers Squibb scientists engineered belatacept to block a specific pathway of T-cell activation believed to initiate transplant rejection. We are exploring whether this investigational approach can reduce the occurrence of transplant rejection and cause fewer side effects than traditional immunosuppressants," says Wright, vice president and global brand champion for belatacept.

In Phase II clinical trials involving kidney transplant patients, treatment with belatacept has produced promising results. "We're very excited by these results," says Wright. "If confirmed by Phase III trials, I believe belatacept has the potential to become an exciting new option for kidney transplant patients."



Chronic myelogenous leukemia patient Cheryl Iantorno

IN MARCH 1999, everything in Cheryl Iantorno's life came to a halt when she was diagnosed with chronic myelogenous leukemia. "I didn't want to believe I had a fatal disease," says Iantorno, 44, of Irvine, California. In August 2004 her treatments failed. "By October," she says, "my bones ached and I was sometimes incoherent. I could barely get out of bed." Then she entered a clinical trial with Bristol-Myers Squibb's investigational SRC/ABL kinase inhibitor. "I understand that this is research, to see if the drug really works," says Iantorno. "But now I have hope."

SRC/ABL KINASE INHIBITOR Chronic myelogenous leukemia (CML) is an often fatal cancer of the bone marrow. Fortunately, treatment has evolved in recent years with the availability of imatinib, known in the U.S. as Gleevec. However, for those resistant to existing agents there are few other therapeutic options available.

"Bristol-Myers Squibb scientists have discovered a potential first-in-class compound that is being studied to determine its ability to inhibit SRC and ABL pathways in the cell, mechanisms involved in the growth and progression of many tumor types, including CML," says Claude Nicaise, M.D., vice president of SRC/ABL global development. "The SRC/ABL kinase inhibitor is potent in vitro, and we hope that it will work in patients who are resistant to other agents."

> "it is my fervent wish that we can help more patients"

The compound has the potential for anticancer activity across many solid tumor types, including prostate, colorectal, small cell lung and gastrointestinal cancers. Preclinical studies in multiple tumor types as well as early clinical trial results in patients with CML have been promising. Nicaise hopes that an accelerated Full Development program will confirm these results. In January 2005, the FDA granted the SRC/ABL kinase inhibitor Fast Track status.

"I happen to know a 52-year-old CML patient who had undergone a bone-marrow transplant and needed frequent platelet transfusions," says Nicaise. "He entered a clinical trial for our SRC/ABL kinase inhibitor in July 2004. It is my fervent wish that we can help more patients."

MDX-010 Melanoma, a cancer of the pigment-producing cells of the skin, remains among the most difficult forms of cancer to treat. Each year, more than 140,000 cases are diagnosed worldwide, and more than 37,000 people die of the disease. In November 2004, Bristol-Myers Squibb and Medarex Inc., a New Jersey biopharmaceutical company, announced a worldwide collaboration to develop and commercialize a potential new treatment for melanoma called MDX-010.

MDX-010 is a fully humanized antibody that targets CTLA-4, a molecule on the surface of T-cells that is responsible for shutting off the immune response. We are exploring whether MDX-010 could help the patient's own immune system to effectively fight tumors.

Bristol-Myers Squibb and Medarex are now conducting a pivotal Phase III melanoma study, with Phase II studies ongoing in other cancer types including renal cell, prostate and breast. "We're encouraged by what we've seen from the early clinical studies," says Rachel Humphrey, M.D., vice president of development for MDX-010, "and we look forward to the results of the Phase III trial." Signifying both the unmet medical need and the promise of novel therapies, the compound has received Fast Track review status from the FDA.

"When I think about MDX-010, I often think about a patient I treated a year and a half ago," says Humphrey. "At first, she had only a small lump on her back. By the second week she was in terrible pain, and by the fourth week she was dead. Unfortunately, she had failed to respond to any of the available treatments. I wish we could have given her another option, another chance. For me, MDX-010 may represent that other option, that potential ray of hope we may someday be able to provide for patients."

IXABEPILONE David Chuan Lee, M.D., leads the development team for ixabepilone, a new investigational cancer drug. "In cancer, much remains to be done to develop more effective treatments for the most common cancers," he says. Lee should know; his father was diagnosed with lung cancer and passed away just before Christmas 2004.

Discovered by Bristol-Myers Squibb scientists, ixabepilone may be the first in a new class of anticancer drugs known as epothilones. "It is designed to avoid some of the mechanisms thought to be important in drug resistance," Lee says, "and it may offer hope for patients who either don't respond or have stopped responding to other treatments."

"I am driven by the new hope ixabepilone could bring"

In Phase II clinical trials, more than a thousand patients already have received ixabepilone for a variety of tumor types, including breast, lung, prostate, pancreatic and renal cancers. Almost 2,000 additional patients will be enrolled in Phase III trials for metastatic breast cancer. "As a member of the ixabepilone team, I am driven by the possibility of developing a compound that may work when other treatments stop working," says Lee. "As a son who has just lost his dad to cancer, I am driven by the new hope ixabepilone could bring for patients with cancer and for their families."

In Discovery

Bristol-Myers Squibb's goal is to deliver a steady stream of innovative new medicines to patients in need worldwide. Feeding that stream, at its source, is the company's Drug Discovery engine. "To lay the foundation for pipeline sustainability," says Francis Cuss, M.D., F.R.C.P., senior vice president of Drug Discovery, "we have focused on three elements—improving productivity in the discovery process, delivering high-quality drug candidates for clinical testing on a consistent basis and enhancing subsequent development success rates."

In this section of our Special Report, we offer a brief overview of the company's approach to Discovery and how those three elements are fueling a product pipeline that creates hope for the future.

DISCOVERY The first steps in the long process of drug discovery are to find a good therapeutic target, to prove its relevance to fighting disease, and then to match the target with a novel compound. These steps alone may take several years.

A new medicine may first arise in the mind of a scientist envisioning a novel therapeutic approach. It can also begin in the silicon synapses of an advanced drug-designing computer. Or it can be synthesized in an automated high-throughput chemical assembly line.

Multidisciplinary teams of talented scientists—working with leading-edge technologies—first design and then refine a compound. Once discovered, a promising compound is evaluated and modified in a process called drug optimization. "We work closely with biologists and chemists to minimize the molecule's undesired effects and maximize desired effects," says Richard Robertson, Ph.D., senior vice president of Drug Safety and Pharmaceutical Candidate Optimization. "The result should be a compound with high potency and low potential for toxicity."

Cuss and his team have scrutinized every aspect of the drug discovery process to eliminate redundancies and to improve the quality and quantity of drug candidates. In 2000, about half of the early drug candidates coming out of the company's labs entered human testing—a success rate that was average for the industry. By 2003, the proportion of early candidates entering the clinic had increased to 80 percent, while the industry success rate had risen to just 65 percent.

A good example of the company's approach is its oncology discovery program. Recently, the introduction of new technologies combined with advances in genomics and biochemistry have generated an explosive growth in cancer research productivity, resulting in a new generation of highly targeted and selective anticancer compounds now in development.

Today, these new compounds are emerging from Bristol-Myers Squibb's Discovery labs. Most have technical names that describe specific cellular targets or novel mechanisms of action.

HIV researchers Pin-Fang Lin, Ph.D., & John Kadow, Ph.D.

EVERY GOOD COMPOUND requires a dedicated team to discover and develop it. Biologist Pin-Fang Lin, director of HIV Drug Discovery, and John Kadow, director of Virology Chemistry, are working on Bristol-Myers Squibb's investigational HIV attachment inhibitor program. Multiple compounds are already in early clinical development. "These compounds are designed to block HIV from attaching to the CD4+ receptor," says Kadow, "thus potentially helping to prevent the virus from gaining a foothold." Lin and other biologists profile the compounds for potency, toxicity, safety, pharmacology and viral resistance. "We all want to help people suffering from HIV/AIDS," says Lin. "We are here for them, to find new hope."


JOHN

They range from selective and orally active kinase inhibitors, targeting HER and VEGF/FGF receptor inhibitors, to an experimental anti-CD137a agonist monoclonal antibody that is designed to stimulate a cancer patient's immune system to stop or reverse tumor growth. Also in early development is a next-generation androgen receptor antagonist designed to target drug-resistant prostate cancer.

"We are entering a golden era in which we will be in a position to harvest the fruits of decades of cancer research," says Cuss. "But oncology is only one of our disease areas, and we apply the same approach to each." The result: a proliferation of compounds now in Discovery and Exploratory Development not only in oncology but also across most of the company's disease areas. (See "Our Pharmaceutical Pipeline" on page 8.)

> "we are entering a golden era"

Computer modeling, sophisticated imaging, genomics, robotics: Drug discovery relies on a spectrum of high-tech tools. However, technology is only part of the story, says John Houston, Ph.D., vice president of Applied Biotechnology and Discovery Biology: "The final product always depends on human intuition—the scientific insight, innovation and drive of our biologists and chemists." Carl Decicco, Ph.D., vice president of Discovery Chemistry, agrees: "Their enthusiasm and scientific excellence are what set us apart in our ability to tackle the challenges of human disease."

"Our scientists' unrelenting focus on medical need and their efforts at improving success rates have delivered an early pipeline that I believe is the best in the company's history," says Cuss. "Now, at Bristol-Myers Squibb, Discovery is poised to deliver on the future for patients everywhere."

Our Other Health Care Businesses

Bristol-Myers Squibb employees around the world are dedicated to discovering and developing innovative products that provide real value and offer significant benefits to the people who need them. This commitment—embedded in our mission and values—runs throughout the entire company, both in its pharmaceutical business as well as in our other related health care products businesses.

In this section, you will get a glimpse of those other businesses—Mead Johnson Nutritionals infant and child nutrition products, Bristol-Myers Squibb Medical Imaging cardiovascular imaging products and ConvaTec ostomy and wound therapeutics. Perhaps, too, you will get a sense for the passion that motivates our employees and drives them to make a difference in people's lives.

MEAD JOHNSON NUTRITIONALS Research gives all of us food for thought. Nowhere is that more evident than at Mead Johnson Nutritionals. "Throughout our history," says Stephen W. Golsby, Mead Johnson president, "Mead Johnson has been a leader in infant and child nutrition. We take our responsibility and commitment very seriously to give infants and children a great start in life."

The *LIPIL* line of nutritional products is a case in point. In 2002, Mead Johnson introduced *Enfamil LIPIL*, the first U.S. infant formula including DHA, a nutrient found in breast milk that is important for brain and eye development.

Scientists at Mead Johnson then took the idea one step farther—or perhaps one step back, depending on your point of view. They knew that all babies prior to birth—and breast-fed babies after birth—depend on their mothers for DHA. However, intake of DHA-rich foods in the U.S. is relatively low compared to some areas in the world. Therefore, some infants may not receive adequate DHA during the pregnancy. To address this concern, in 2004, Mead Johnson launched *Expecta LIPIL*, a supplement providing 200 mg of DHA for pregnant and nursing moms.

"Studies have demonstrated better visual acuity and better mental development in infants fed *Enfamil LIPIL* with Iron versus formula without *LIPIL*," says Deborah Diersen-Schade, Ph.D., of Mead Johnson's Global Regulatory and Scientific Affairs. "In addition, breast-fed infants whose mothers took a DHA supplement like *Expecta LIPIL* showed improved cognitive performance at five years of age."

Mead Johnson researchers understand that even one nutrient can have a significant impact during an infant's critical first year of life. "Whether you're breast feeding or using infant formula," says Diersen-Schade, "we know it's a very important time in terms of growth and development and in helping each baby reach his or her greatest potential."

Mother of newborn, Tammy Hawk

TAMMY HAWK OF CHICAGO is one mom who appreciates the addition of DHA, a nutrient in Mead Johnson's *LIPIL* line of products that is important for brain and eye development. When Hawk was pregnant with Connor, now four months old, she and her husband wanted to give him a good head start in life. Hawk works in a public relations firm that serves Mead Johnson, and she heard about *Expecta LIPIL* DHA supplement as soon as it was launched in 2004. So she took *Expecta LIPIL* to provide DHA in utero. Since birth, she has been feeding Connor *Enfamil LIPIL* with Iron infant formula. "I think every woman is looking for ways to take the best care of her baby," says Hawk, "both during pregnancy and afterwards."



MEDICAL IMAGING As "Innovators at Heart," employees of Bristol-Myers Squibb Medical Imaging are, in the words of the company's mission, committed to searching for new ways to see "ever deeper into the human heart and vasculature."

"Innovation defines how we bring our mission to life on behalf of our customers and their patients," says Cory Zwerling, Medical Imaging's president. "That focus has made us leaders in the field of cardiovascular imaging and it is the key to our continued success."

"we are proud to be at the forefront of cardiovascular imaging"

For more than a decade, *Cardiolite* (Kit for the Preparation of Technetium Tc99m Sestamibi for Injection)—the most successful radiopharmaceutical ever—has provided physicians with vital information about blood flow to the heart muscle. More recently, *Definity* (Vial for Perflutren Lipid Microsphere Injectable Suspension) has been helping physicians bring clarity to unevaluable echocardiograms for many patients.

Medical Imaging is also working to shape the future of cardiovascular imaging with pipeline products that could help create new standards of care. Current programs include exploring technologies for assessing vulnerable plaque—the leading cause of heart attack—developing a highly selective pharmacologic stress agent with the potential to improve patient tolerability, as well as other promising innovations.

"Our mission drives everything we do as a business," Zwerling says. "We are proud to be at the forefront of cardiovascular imaging."

CONVATEC *AQUACEL Ag*, introduced in 2003 by ConvaTec, is the first antimicrobial wound dressing to incorporate the innovative gelling properties of *Hydrofiber* technology, which absorbs up to 20 times its weight in wound fluid and eliminates the need for daily and often painful dressing changes.

Although simple in concept, creating this technology took years of hard work. "We began in 1992," says Phil Bowler, M.Phil., director of Microbiology and Anti-Infectives at ConvaTec, in Deeside, England. "But when I first realized the true technical differentiation of *Hydrofiber* from other fibrous dressings, I knew what benefits these unique properties would likely bring to patients."

"The benefits of *Hydrofiber* technology are increasingly being realized by physicians in the U.S. and worldwide," says Gary Restani, president of ConvaTec. "Now our researchers are taking this technology to a new level with the next-generation *Hydrofiber* technology." In the next few years, this new chemistry will enable ConvaTec to design and develop gelling wound dressing products with increased versatility.

"With this next-generation technology, doctors should be able to fine-tune dressings to fit the patient and the nature of the wound," says Michael J. Lydon, Ph.D., vice president of ConvaTec Wound Therapeutics.

Physical and polymer chemist Dave Parsons, Ph.D., explains another potential benefit. "This wound dressing technology enables us to make dressings that look like traditional gauze dressings but have the advantages of a modern *Hydrofiber* product," he says. "That will help medical professionals transition from traditional treatment to modern wound care."

Burn patient Mark Wilson

INDUSTRIAL ELECTRICIAN Mark Wilson, 45, of Oklahoma City was working on electrical equipment in May 2004 when a flash fire engulfed him in flame. "Suddenly, I was standing in a cloud of smoke with flesh just hanging off my shins," he recalls. Wilson sustained severe burns on his arms, legs and face. At the local burn center, he was treated with *AQUACEL Ag* antimicrobial wound dressing with *Hydrofiber* technology. Without it, Wilson would probably have needed skin grafting and an extended hospital stay. Instead, he was treated on an outpatient basis and returned to work after four months. "I feel blessed that I didn't need to have multiple skin grafts," he says. "And I'm glad I was able to get home so quickly."



fostering HOPE by expanding access to health care

For some, hope is a precious commodity. That's why, working alone and with partners, Bristol-Myers Squibb seeks to lift barriers to treatment for people whose circumstances may prevent them from purchasing our medicines on their own.

In the U.S., discount prescription programs—like Together Rx for seniors who have no drug benefits and Together Rx Access for those who are uninsured and under 65—offer qualified individuals a helping hand. And for many thousands of indigent patients, the company's Patient Assistance Foundation and its Oncology/Virology Access program provide medicines at no cost. The Partnership for Prescription Assistance provides a single resource that allows patients to navigate their way to better health. Outside the U.S., programs that offer significant discounts help make accessible two HIV medications.

In this section, we outline our approach to making hope more accessible to those in greatest need.

ACCESS In 2002, Bristol-Myers Squibb joined with six other pharmaceutical companies in the most comprehensive prescription savings program ever offered by the pharmaceutical industry. The **Together** Rx card has helped participating seniors and other qualified Medicare recipients save on more than 155 brand-name prescription medicines at more than 50,000 U.S. pharmacies. Now that Congress has passed the Medicare Prescription Drug, Improvement and Modernization Act, Together Rx plans to assist cardholders until the end of 2005, when the new drug benefit becomes available.

"The Together Rx member companies are making a real difference for people in need," says Tom McKenna, vice president of Business Processes. "Thus far, we've enrolled over 1.5 million Medicare-eligible beneficiaries who've collectively saved over $750 million—an average of $45 or more per prescription. More than 300,000 people signed on in 2004 alone."

Together Rx Access, a savings program for qualified uninsured people under 65 who are otherwise not eligible for Medicare, was introduced in January 2005. "The Together Rx Access card gets these individuals meaningful savings on more than 275 brand-name prescription medicines and products, including those from Bristol-Myers Squibb," says McKenna.

Through the **Bristol-Myers Squibb Patient Assistance Foundation, Inc.**, qualified patients living in the U.S. with no prescription drug insurance can get the company's


M.D.

Physician & Methodist minister G. Scott Morris, M.D., M.Div.

G. SCOTT MORRIS REALIZED a childhood dream in 1987 when he founded the Church Health Center in Memphis, Tennessee. "Most of our patients are uninsured so when they get sick, they're stuck," says Morris. "We give them a place to turn." Morris encourages his patients to apply for aid from the Bristol-Myers Squibb Patient Assistance Foundation. "Being able to dispense medicines free of charge to disadvantaged people through this program has been a tremendous help to us," says Morris. "I can't imagine a more caring decision that a company can make to help people who are genuinely in need."

prescription medications without charge. The program is easy for patients and physicians to use—one of the reasons why its reach has grown each year since it began in 1998.

> "there are plenty of government programs out there, but they don't cover everybody"

"There are plenty of government programs out there, but they don't cover everybody," says James Prazak, R.Ph., vice president of the Bristol-Myers Squibb Patient Assistance Foundation. "Our program helps people get full access to medications," says Prazak. "They can lead more productive lives and have the chance to improve their situations."

In 2004, the Patient Assistance Foundation, along with the Bristol-Myers Squibb/AmeriCares Oncology/Virology Access Program, helped more than 1.1 million indigent patients fill prescriptions—at no charge—for company pharmaceuticals valued at about $550 million at wholesale prices.

Bristol-Myers Squibb participates in the **Partnership for Prescription Assistance** (PPA), an industry program that helps low-income, uninsured patients in the U.S. get free or nearly free brand-name medicines. The PPA is already available in several states, and is expected to be available nationwide in April 2005. "The idea

Contact Information for Access Programs in the United States	
Together Rx	www.togetherrx.com
Together Rx Access	800-444-4106 or www.togetherrxaccess.com
Bristol-Myers Squibb Patient Assistance Foundation	800-332-2056
Bristol-Myers Squibb/AmeriCares Oncology/Virology Access Program	800-272-4878 for oncology or virology 877-758-7877 for virology only
Partnership for Prescription Assistance	800-906-7279 or www.pparx.org
ConvaTec Ostomy Assistance Program	800-422-8811
Mead Johnson Helping Hand Program (for specialty infant formulas)	Child's physician coordinates with local Mead Johnson representative

is to have one central website and a toll-free number where people with financial difficulties can go to find out if there is assistance available for them and, if so, how they can get it," says Randy Alsman, senior vice president of Strategic Access.

"our job is to keep giving people in need more reasons to hang on to their hope"

Other domestic patient assistance initiatives for eligible patients in need include free ConvaTec ostomy products and discounted or free products from Mead Johnson Nutritionals for infants requiring specialty formulas.

Outside the U.S., through the United Nations/Industry Accelerating Access Initiative, Bristol-Myers Squibb has reached out to help people in developing countries stricken by HIV/AIDS. Beginning in 2000, the company has worked with six other pharmaceutical companies, as well as United Nations agencies and governments, to increase access to sustainable prevention, care and treatment of HIV/AIDS.

"Bristol-Myers Squibb assists developing countries with discounts of up to 93 percent off the U.S. prices of our HIV drugs *Videx* (didanosine) and *Zerit* (stavudine)," says John McGoldrick, Bristol-Myers Squibb executive vice president and general counsel. "Thus far, more than 36 developing countries have participated. And in sub-Saharan African countries, we are committed to prices at no profit to the company."

"The goal of all of these initiatives is to help fulfill our mission to extend and enhance human life," says Alsman. "At the end of the day, through these programs, our job is to keep giving people in need more reasons to hang on to their hope."

creating HOPE for better health through sustainable programs for children

Bristol-Myers Squibb seeks to create sustainable solutions—to be a responsible neighbor and citizen—across many fronts and for many people in need. As part of this effort, the company is paying special attention to children.

After all, children represent the future, and for them hope is eternal. But children are also the most vulnerable among us. Every year, more than 11 million children in developing countries die before their fifth birthday. In southern Africa, 40-60 percent of all deaths among children less than five years old are caused by HIV/AIDS. In Latin America and the Caribbean, each year more than 300,000 children less than five years old succumb to preventable or treatable illnesses. And in the U.S., obesity in children—especially among minorities—has reached epidemic proportions. A growing percentage of youths with diabetes now have type 2—a disease once almost exclusively diagnosed in adults. Being overweight is a critical risk factor to its development.

Yet, there is hope—even where it may have appeared lost.

HOPE Consider HIV/AIDS and Africa. "Even with the steady drumbeat of negative news and the devastation that HIV/AIDS has brought to the African continent," says Mark Kline, M.D., director of the Baylor International Pediatric AIDS Initiative, "we're turning the corner."

Baylor is a partner with Bristol-Myers Squibb in creating groundbreaking HIV/AIDS treatment programs for children. "I think it is a time of hope and optimism for children and families affected by HIV/AIDS," Kline adds. "Infrastructure and human capacity are being built to care for and treat HIV-infected children and their families." In 2003, in partnership with the company's *SECURE THE FUTURE* program and local governments, Kline's group opened a clinical center in Botswana, the first anywhere in Africa devoted exclusively to treating HIV-infected children and their families, training health care professionals in pediatric AIDS and conducting clinical research.

"Children have been underrepresented for too long," Kline says. "Yet, in the center's first 17 months of operation in Botswana, we tested more than 3,000 children and now have more than 1,200 children in treatment, likely the largest concentration of HIV-infected children being treated anywhere in the world. And we are thrilled that Bristol-Myers Squibb agreed to take this highly successful model and fund two additional centers, in Swaziland and Lesotho."

In Latin America, Bristol-Myers Squibb is creating new measures of hope for those least able to speak for themselves. A grant to the Catholic Medical Mission Board (CMMB), working in partnership with the Pan American Health Organization, will seek to implement a strategy for reducing childhood mortality by improving family and community practices for home management of common illnesses and the clinical skills of health workers. The project utilizes a network of faith-based organizations to reach out to several million people in five Central American and Caribbean countries.

"he who has health has hope, and he who has hope has everything"

Says Rabia Mathai, Ph.D., CMMB senior vice president of programs, "The Bristol-Myers Squibb Foundation is a trailblazer in international health. It was the first pharmaceutical company to come forward and join hands in this partnership—to leverage a faith-based network to provide health care. In this part of the world, ministries of health do not have the means to provide total health care, so up to 50 percent of health care for vulnerable populations is provided by faith-based organizations like ours. In many areas, they are in the fabric of the communities. We have formed a critical mass, the platforms have been created and the people are coming."

Sometimes, early intervention and education provided today can offer the most hope for tomorrow by helping to avoid future health epidemics.

In New York's Central Harlem, Geoffrey Canada, president of Harlem Children's Zone, a community-based organization, has just begun working with 600 children and their families under a three-year Bristol-Myers Squibb Foundation grant to create a model program for addressing the issue of obesity in children in inner cities and high-risk communities.

"Obesity is a crisis in the African-American community," says Canada. "We're hoping to come up with a set of best practices to get children to eat healthy foods, to get them to exercise regularly and to influence parents about how they think about meals."

In Bristol-Myers Squibb's own backyard in Mercer County, New Jersey, an innovative partnership with Robert Wood Johnson University Hospital Hamilton is building on groundbreaking obesity and type 2 diabetes screening programs supported by the Bristol-Myers Squibb Foundation and the company's local contributions program. Says hospital president and CEO Christy Stephenson, "Over the past two years, our certified diabetes educators have worked with school nurses to screen children in the local schools via noninvasive measures that identify kids at high risk for type 2 diabetes and then refer them into programs to prevent the onset of this serious disease."

Now in the second phase of the partnership, Bristol-Myers Squibb and the Bristol-Myers Squibb Foundation are funding a program that would enable parents and children to join SHAPEDOWN, a special 10-week course that focuses not only on healthier eating but also on lifestyle and behavioral changes and even on issues such as self-esteem. "But you can't treat only the child," Stephenson says. "It has to be a family affair. Through the generosity and foresight of Bristol-Myers Squibb, we will be able to move families into this program."

These are just four programs—and there are many others in Mexico, Vietnam, Thailand



SECURE THE FUTURE

BRISTOL-MYERS SQUIBB'S groundbreaking *SECURE THE FUTURE* initiative is taking a forceful stand against the rising tide of the HIV/AIDS pandemic, especially among children, the pandemic's most vulnerable victims. In southern Africa, 40-60 percent of all deaths of children under five are caused by HIV/AIDS.

SHAPEDOWN program

FOR THE PAST TWO YEARS, Jason Marcus, 11, from West Windsor, New Jersey, has enjoyed and benefited from participating in a unique family-centered weight management program called SHAPEDOWN, which includes fitness components and nutrition education, and is offered locally at Robert Wood Johnson University Hospital Hamilton (RWJUHH). Says his mother, Jill, "The program has raised Jason's awareness of healthy eating and what you need to do to stay healthy. It's something he and I did together. Helping our children stay fit and healthy for life has to involve the entire family." Now, thanks to a grant from the Bristol-Myers Squibb Foundation to RWJUHH, the SHAPE-DOWN program is being made more widely available.



and Eastern Europe—all supported by the Foundation working with a wide range of partners and all of them focused on children. In addition, throughout the world, Bristol-Myers Squibb employees are doing their part to give children hope for a healthier and safer environment. For instance, in Puerto Rico, employees work with area schoolchildren on environmental education, including energy and water conservation. And in St. Nazaire, France, 400 local schoolchildren are learning—through a company-sponsored program—about the river otter, a local endangered species that facility employees have adopted as part of Bristol-Myers Squibb's Sustainability *2010* Goals. And while the focus is on children outside the company, children of employees based in New Jersey and Connecticut are benefiting at four innovative on-site children's development centers.

"There is a proverb," Stephenson adds, "that says he who has health has hope, and he who has hope has everything." For Bristol-Myers Squibb, it is about fueling that hope through sustainable programs that focus on making the right decisions today for the health of our children and for the children of generations to come.

FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE SUMMARY

About the Company

Bristol-Myers Squibb Company (BMS, the Company or Bristol-Myers Squibb) is a worldwide pharmaceutical and related health care products company whose mission is to extend and enhance human life. The Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals and other health care related products. The Company employs approximately 43,000 people.

In 2004, the Company reported annual global sales from continuing operations of $19.4 billion. Sales increased 4% from the prior year level due to the favorable impact from foreign exchange rate fluctuations. U.S. sales remained constant at $10.6 billion, as increased sales of key brands and newer products were offset by exclusivity losses on older brands, while international sales increased 10%, to $8.8 billion, including an 8% favorable foreign exchange impact. In 2004, two product lines achieved sales of over $2.5 billion each – Plavix and *Pravachol*. Plavix sales grew 35%, including a 2% favorable foreign exchange impact, to $3.3 billion, while *Pravachol* sales decreased 7%, including a 4% favorable foreign exchange impact, to $2.6 billion. An additional 44 product lines achieved more than $50 million each in annual sales, including 30 product lines with more than $100 million each in annual sales, of which 7 had annual sales in excess of $500 million each.

In the fourth quarter of 2004, the Company signed a definitive agreement to sell its Oncology Therapeutics Network (OTN) business, a distributor of pharmaceutical products to office-based oncologists. Further, in January 2005, the Company announced that it intends to divest its U.S. and Canadian Consumer Medicines businesses.

In support of its mission to extend and enhance human life by developing the highest-quality products, in 2004 the Company invested $2.5 billion in research and development, a 10% growth over 2003, and expects to increase spending on drug development in 2005 to accelerate the development of its late-stage pipeline. Research and development dedicated to pharmaceutical products, including milestone payments for in-licensing and development programs, was $2.3 billion and as a percentage of Pharmaceutical sales was 14.8% compared to 14.2% in 2003.

In August 2004, the Company announced it entered into a settlement with the United States Securities and Exchange Commission (SEC), concluding the SEC's investigation regarding wholesaler inventory and accounting matters. The settlement was reached through a Consent Order under which the Company is currently operating. The SEC's investigation arose from the Company's announcement in April 2002 that the Company experienced a substantial buildup of wholesaler inventories in its U.S. pharmaceuticals business over several years, primarily in 2000 and 2001, and that the buildup was primarily due to sales incentives offered by the Company, as well as the Company's subsequent restatement (2002 Restatement) of its consolidated financial statements for the period ended December 31, 2002 and prior periods in March 2003. For a discussion of these matters, see "Restatement of Previously Issued Financial Statements" and "SEC Consent Order."

To help ensure the circumstances that led to the need for financial restatement do not recur, the Company has taken steps to enhance the effectiveness of its disclosure controls and procedures, including internal control over financial reporting. After completing the 2002 Restatement, the Company continued to identify and implement actions to improve the effectiveness of its disclosure controls and procedures and internal controls over financial reporting. These actions contributed significantly to the Company identifying additional errors relating to prior periods not reflected in the 2002 Restatement and accordingly, the Company restated its consolidated financial statements in 2004 to correct these errors for the years 2001 and 2002. The Company continues to strengthen disclosure controls and procedures surrounding internal controls over financial reporting, specifically with respect to Section 404 of the Sarbanes-Oxley Act of 2002. These actions include the establishment of policies and procedures to enhance compliance and focus on risk management.

Business Environment

The pharmaceutical industry in which the Company conducts its business is highly competitive and subject to numerous government regulations. Sales of the Company's products can be affected significantly by many competitive factors, including product efficacy, safety, price and cost-effectiveness, marketing effectiveness, product labeling, quality control and quality assurance of its manufacturing, operating and research and development of new products. To successfully compete for business in the health care industry, the Company must not only demonstrate that its products offer medical benefits, but also cost advantages. Currently, most of the new products introduced by the Company must compete with other products in the same therapeutic category already on the market. The Company manufactures branded products, which are subject to higher prices than generic products. Generic competition is one of the Company's biggest challenges globally.

In the pharmaceutical industry, the majority of an innovative product's commercial value is usually realized during the period in which the product has market exclusivity. When a product loses exclusivity, it is no longer protected by a patent and is subject to new competing products in the form of generic brands. Upon exclusivity loss of a product, the Company can lose a major portion of that product's sales in a short period of time.

Both in the U.S. and internationally, the health care industry is subject to various government-imposed regulations which authorize prices or price controls which could have an impact on the Company's sales. In the U.S., Congress and some state legislatures have considered a number of proposals and have enacted laws that could effect major changes in the health care system, either nationally or at the state level. Driven in part by budget concerns, Medicaid access and reimbursement restrictions have been implemented in some states and proposed in many others. For example, in December 2003, the Medicare Prescription Drug Improvement and Modernization Act (MMA) was enacted to provide outpatient prescription drug coverage to senior citizens in the United States. The Company cannot predict the potential impact that this legislation will have on its business; however, it could have a negative impact on the Company's U.S. pharmaceutical business as greater federal involvement and budget constraints may increase the likelihood of pricing pressures or controls in the future. In many markets outside the United States, the Company operates in environments of government-mandated, cost-containment programs. Most European countries, except the United Kingdom and Germany, do not provide market pricing for new medicines. Pricing freedom is limited in the United Kingdom by the operation of a profit control plan and in Germany by the operation of a reference price system. Companies also face significant delays in market access for new products, and more than two years can elapse before new medicines become available on some national markets.

The growth of Managed Care Organizations (MCOs) in the U.S. has played a large role in the competition that surrounds the health care industry. MCOs seek to reduce health care expenditures for participants by making volume purchases and entering into long-term contracts to negotiate discounts with various pharmaceutical providers. Because of the market potential created by the large pool of participants, marketing prescription drugs to MCOs has become an important part of the Company's strategy. Companies compete for inclusion in an MCO formulary and the Company has generally been successful in having its major products included.

Pharmaceutical production processes are complex, highly regulated and vary widely from product to product. Shifting or adding manufacturing capacity can be a lengthy process requiring significant capital expenditures and regulatory approvals. Biologics manufacturing involves more complex processes than those of traditional pharmaceutical operations. Although the Company does have the capacity to manufacture biologics for clinical trials and commercial launch, its current capacity to manufacture larger commercial volumes of these products is limited.

The Company has maintained a competitive position in the market and strives to uphold this position, which is dependent on its success in discovering and developing innovative products that serve unmet medical needs.

Strategy

The Company is implementing a new strategy to discover and develop innovative medicines that address significant unmet medical needs in ten critical disease areas. These areas are: affective (psychiatric) disorders, Alzheimer's/dementia, atherosclerosis/thrombosis, diabetes, hepatitis, HIV/AIDS, obesity, oncology, rheumatoid arthritis and related diseases and solid organ transplant. The Company continuously strives to create better treatments for patients by building a high quality drug discovery and development pipeline.

Since 2003, the Company has undergone a transition in its pharmaceutical product portfolio as older product lines, including the Glucophage franchise, *Monopril*, *TAXOL®* and *Paraplatin*, have experienced exclusivity loss. With the successful launches of newer products including Abilify for the treatment of psychiatric disorders, *Reyataz* for human immunodeficiency virus (HIV) and ERBITUX for cancer, the portfolio is being refocused on growth brands which fall within the ten critical disease areas targeting specialists and high-value primary care physicians. Sales of products within the ten disease areas have been increasing steadily, and are expected to comprise about half of pharmaceutical product sales by the end of 2005. The Company is making significant investments behind its new product launches and re-deploying marketing and promotional spending from older products to its newer products.

In 2004, the Company submitted two New Drug Applications (NDAs) to the U.S. Food and Drug Administration (FDA) for regulatory approval, including *Baraclude* (entecavir) for hepatitis B and muraglitazar for type 2 diabetes. A rolling Biologics License Application (BLA) for abatacept for the potential treatment of rheumatoid arthritis is also expected to be completed in early 2005. The successful launch of these investigational compounds will further enhance the Company's strategy to transition its product portfolio to cover all of the ten disease areas discussed above.

While internal growth is vital to the Company's future success, the Company is continually evaluating and pursuing external possibilities through alliances and collaborative agreements. The Company has a notable record of executing successful licensing arrangements to supplement its own pipeline, and many of these arrangements have led to fruitful codevelopment, copromotion and comarketing agreements. The Company expects to continue to complement its pipeline in 2005 with additional licensed products. Another component of the Company's strategy includes entry into the biologics business, which requires increased investments in manufacturing facilities and third-party manufacturing arrangements to meet future commercial demand expected to be generated from new product launches. In addition, the Company continues to maintain collaborations with major biotechnology and research institutions to enhance the life cycle of the Company's product portfolio beyond initial approval/commercialization, such as offering combination therapy and product extensions.

Another major aspect of the Company's strategy relates to how it does business, specifically in marketing and sales approaches. Specialists are playing an even greater role in decisions related to patient treatment and care, particularly in the ten critical disease areas where the Company is focusing its efforts. For this reason, the Company is recasting its business model to focus on specialists as well as with those primary care physicians who are involved in treating patients in these select disease areas. In order to achieve its strategic objectives, the Company also plans to moderate selling, general and administrative spending for the next several years, through the customer model noted above, as well as elimination of organizational inefficiencies.

RESULTS OF OPERATIONS

The following discussion of the Company's results of continuing operations excludes the results related to the OTN business, which have been segregated from continuing operations and are reflected as discontinued operations for all periods presented. See "Discontinued Operations."

Dollars in Millions	2004	2003	2002	% Change 2004 to 2003	% Change 2003 to 2002
Net Sales	**$19,380**	$18,653	$16,208	4%	15%
Earnings from continuing operations before minority interest and income taxes	**$4,418**	$4,680	$2,748	(6)%	70%
% of net sales	***22.8%***	*25.1%*	*17.0%*		
Provision for income taxes	**$1,519**	$1,210	$386	26%	**
Effective tax rate	***34.4%***	*25.9%*	*14.0%*		
Earnings from continuing operations	**$2,378**	$3,097	$2,059	(23)%	50%
% of net sales	***12.3%***	*16.6%*	*12.7%*		

** Change is in excess of 200%

Net Sales

Net sales from continuing operations for 2004 increased 4% to $19.4 billion due to the favorable impact from foreign exchange rate fluctuations. U.S. net sales in 2004 remained constant at $10.6 billion compared to 2003, with growth in prescription demand for key brands, including Plavix, Avapro/Avalide and *Sustiva*, and new product introductions, including Abilify, *Reyataz* and ERBITUX, offset by lower sales of other products as a result of exclusivity losses for *Monopril*, *Paraplatin* and the Glucophage franchise. U.S. net sales increased 13% in 2003 from $9.4 billion in 2002 while international net sales increased 18% to $8.0 billion in 2003 from $6.8 billion in 2002, or 8% excluding favorable foreign exchange. International net sales increased 10% to $8.8 billion in 2004, or 2% excluding favorable foreign exchange. This 2% growth in sales was primarily attributable to increased sales of Plavix, Avapro/Avalide and the launch of *Reyataz* and Abilify in Europe, offset by a decline in *Pravachol*. In 2003, net sales from continuing operations increased 15% to $18.7 billion, including a 4% favorable impact from foreign exchange rate fluctuations.

The composition of the net increase in sales is as follows:

	2004	2003
Volume	—	9%
Selling prices, net	—	2%
Foreign exchange	4%	4%
Increase in sales	**4%**	15%

In general, the Company's business is not seasonal. For information on U.S. pharmaceuticals prescriber demand, reference is made to the table within Business Segments under the "Pharmaceuticals" section below, which sets forth a comparison of changes in net sales to the estimated total prescription growth (for both retail and mail order customers) for certain of the Company's primary care pharmaceutical products.

The Company operates in three reportable segments—Pharmaceuticals, Nutritionals and Other Healthcare. In 2004, the Company signed a definitive agreement to sell OTN, which was previously presented as a separate segment. As such, the results of operations for OTN are presented as part of the Company's results from discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Accordingly, OTN results of operations in prior periods have been reclassified to discontinued operations to conform with current year presentations. The percent of the Company's sales by segment were as follows:

				% Change	
Dollars in Millions	**2004**	2003	2002	2004 to 2003	2003 to 2002
Pharmaceuticals	**$15,482**	$14,925	$12,814	4%	16%
% of net sales	**80%**	*80%*	*79%*		
Nutritionals	**2,001**	2,023	1,821	(1)%	11%
% of net sales	***10%***	*11%*	*11%*		
Other Healthcare	**1,897**	1,705	1,573	11%	8%
% of net sales	***10%***	*9%*	*10%*		
Total	**$19,380**	$18,653	$16,208	4%	15%

The Company recognizes revenue for sales when substantially all the risks and rewards of ownership have transferred to the customer, which generally occurs on the date of shipment. When substantially all the risks and rewards of ownership do not transfer, the Company uses a consignment model to recognize the revenue. Under this model, the Company does not recognize revenue upon shipment of product. Rather, upon shipment of product the Company invoices the wholesaler, records deferred revenue at gross invoice sales price and classifies the inventory held by the wholesalers as consignment inventory at the Company's cost of such inventory. The Company recognizes revenue (net of the gross to net sales adjustments discussed below, all of which involve significant estimates and judgments) when the risks and rewards of ownership are transferred to the customer, which is not later than when such inventory is sold through to the wholesalers' customers, on a first-in, first-out (FIFO) basis. The Company's aggregate cost of pharmaceutical products that were accounted for using the consignment model (and accordingly, were reflected as consignment inventory on the Company's consolidated balance sheet) were not significant at December 31, 2004 and 2003. The deferred revenue related to the inventory of pharmaceutical products accounted for using the consignment model was fully worked down by December 31, 2004. Deferred revenue recorded at gross invoice sales price, was approximately $12 million at December 31, 2003. Approximately $10 million, $321 million and $1,397 million of deferred revenue was recognized in 2004, 2003 and 2002, respectively. The corresponding effect on earnings from continuing operations before minority interest and income taxes was an increase of $8 million, $237 million and $1,095 million in 2004, 2003 and 2002, respectively.

The Company recognizes revenue on a gross sales basis and deducts various sales adjustments to arrive at net sales as reported on the Consolidated Statement of Earnings. These adjustments are referred to as gross-to-net sales adjustments and are further described in "Critical Accounting Policies" below. The following table summarizes the Company's gross-to-net sales adjustments for each significant category:

Dollars in Millions	**2004**	2003	2002
Gross Sales	**$23,896**	$ 22,992	$ 20,117
Gross-to-Net Sales Adjustments			
Prime Vendor Charge-Backs	**(1,319)**	(1,228)	(1,028)
Women, Infants and Children (WIC) Rebates	**(846)**	(854)	(993)
Managed Health Care Rebates and Other Contract Discounts	**(660)**	(710)	(503)
Medicaid Rebates	**(673)**	(523)	(490)
Cash Discounts	**(311)**	(319)	(281)
Sales Returns	**(276)**	(348)	(345)
Other Adjustments	**(431)**	(357)	(269)
Total Gross-to-Net Sales Adjustments	**(4,516)**	(4,339)	(3,909)
Net Sales	**$19,380**	$18,653	$16,208

In 2004, the increases from 2003 for prime vendor charge-backs and Medicaid rebates were primarily due to a shift in sales to products with higher discounts in prime vendor and Medicaid programs while the decreases in sales returns were primarily attributable to higher sales returns in 2003 resulting from discontinued products and product conversions. The overall increase in gross-to-net sales adjustments in 2003 from 2002 was primarily due to sales growth and increases in managed care rebates principally due to a shift in sales to products with higher discounts, partially offset by a decrease in WIC rebates due to a decline in state WIC contracts.

The following table sets forth the activities and ending balances of each significant category of gross-to-net sales adjustments:

Dollars in Millions	Prime Vendor Charge-Backs	Women, Infants and Children (WIC) Rebates	Managed Healthcare Rebates and Other Contract Discounts	Medicaid Rebates	Cash Discounts	Sales Returns	Other Adjustments	Total
Balance at December 31, 2002	$ 134	$ 282	$ 230	$ 220	$ 16	$ 165	$ 87	$ 1,134
Provision related to sales made in current period	1,228	849	710	522	319	335	360	4,323
Provision related to sales made in prior periods	–	5	–	1	–	13	(3)	16
Returns and payments	(1,261)	(928)	(692)	(510)	(305)	(246)	(322)	(4,264)
Impact of foreign currency translation	–	–	1	–	–	1	2	4
Balance at December 31, 2003	101	208	249	233	30	268	124	1,213
Provision related to sales made in current period	1,314	843	646	618	311	270	463	4,465
Provision related to sales made in prior periods	5	3	14	55	–	6	(32)	51
Returns and payments	(1,314)	(820)	(711)	(534)	(308)	(316)	(385)	(4,388)
Impact of foreign currency translation	–	–	–	–	–	1	6	7
Balance at December 31, 2004	$ 106	$ 234	$ 198	$ 372	$ 33	$ 229	$ 176	$ 1,348

In 2004, the Company recorded charges of $55 million for Medicaid rebates related to sales made in prior periods. These charges include $34 million for rebate claims from prior years by certain states, primarily in relation to Medicaid utilization of oncology products not previously reported to the Company, and other revisions resulting from the availability of additional information. In addition, the Company recorded $32 million for other adjustments as a result of lower-than-expected rebates to foreign governments. No other significant revisions were made to the estimates for gross-to-net sales adjustments in 2004 and 2003.

Pharmaceuticals

The composition of the net increase in pharmaceutical sales is as follows:

	Total Change	Analysis of % Change: Volume	Price	Foreign Exchange
2004 vs. 2003	4%	1%	(1)%	4%
2003 vs. 2002	16%	9%	2%	5%

In 2004, worldwide Pharmaceuticals sales increased 4% to $15,482 million due to favorable foreign exchange impact. Domestic sales in 2004 remained constant at $8,446 million compared to $8,431 million in 2003. Domestic sales were negatively affected by increased competition for *Pravachol*, and exclusivity losses of *Paraplatin* and the Glucophage franchise, offset by increased sales of Plavix and newer products, including Abilify, *Reyataz* and ERBITUX. International sales in 2004 increased 8% to $7,036 million, or a decrease of 1% excluding favorable foreign exchange impact, primarily due to generic competition for *Pravachol* and *TAXOL®*, partially offset by the launches of Abilify, *Reyataz* and continued growth in Plavix and Avapro/Avalide.

In 2003, worldwide Pharmaceuticals sales increased 16% to $14,925 million, or 11% excluding favorable foreign exchange impact. Domestic sales in 2003 increased 16% to $8,431 million primarily due to increased sales of Plavix, *Pravachol*, Abilify, Glucovance and *Paraplatin* and partly due to the impact on 2002 sales from the workdown of non-consignment wholesaler inventory, and the launch of *Reyataz* in July 2003, partially offset by decreased sales of Glucophage IR and *TAXOL®* primarily due to generic competition. International sales in 2003 increased 17% to $6,494 million, including an 11% favorable foreign exchange impact, primarily due to increased sales of *Pravachol*, *TAXOL®*, Plavix, Avapro/Avalide and analgesic products in Europe partially offset by price declines principally in Germany and Italy.

Key pharmaceutical products and their sales, representing 79%, 78% and 74% of total pharmaceutical sales in 2004, 2003 and 2002, respectively, are as follows:

Dollars in Millions	**2004**	2003	2002	% Change 2004 to 2003	% Change 2003 to 2002
Cardiovascular					
Plavix	**$3,327**	$2,467	$1,890	35%	31%
Pravachol	**2,635**	2,827	2,266	(7)%	25%
Avapro/Avalide	**930**	757	586	23%	29%
Monopril	**274**	470	426	(42)%	10%
Coumadin	**255**	303	300	(16)%	1%
Virology					
Sustiva	**621**	544	455	14%	20%
Reyataz	**414**	88	–	**	–
Videx/Videx EC	**274**	267	262	3%	2%
Zerit	**272**	354	443	(23)%	(20)%
Infectious Diseases					
Cefzil	**270**	327	287	(17)%	14%
Tequin	**169**	208	184	(19)%	13%
Oncology					
TAXOL®	**991**	934	857	6%	9%
Paraplatin	**673**	905	727	(26)%	24%
ERBITUX	**261**	–	–	–	–
Affective (Psychiatric) Disorders					
Abilify (total revenue)	**593**	283	25	110%	**
Metabolics					
Glucovance	**169**	424	246	(60)%	72%
Glucophage IR	**68**	118	220	(42)%	(46)%
Glucophage XR	**67**	395	297	(83)%	33%

** Change is in excess of 200%

- Sales of Plavix, a platelet aggregation inhibitor sold by the Company primarily in the U.S., increased 35%, including a 2% favorable foreign exchange impact, to $3,327 million in 2004 from 2003, primarily due to strong prescription growth of 24% in the U.S. market. Sales in 2003 were $2,467 million, an increase of 31%, including a 3% favorable foreign exchange impact, from $1,890 million in 2002, primarily due to strong prescription growth of 29% in the U.S. Plavix is a cardiovascular product launched from the alliance between the Company and Sanofi-Aventis (Sanofi). Market exclusivity for Plavix is expected to expire in 2011 in the U.S. and 2013 in the EU. Statements on exclusivity are subject to any adverse determination that may occur with respect to the Plavix patent litigation. For additional information on the Plavix patent litigation, see Note 21, "Legal Proceedings and Contingencies."

- Sales of *Pravachol*, an HMG Co-A reductase inhibitor, decreased 7%, including a 4% favorable foreign exchange impact, to $2,635 million in 2004. Domestic sales decreased 12% to $1,420 million in 2004, as total U.S. prescription demand decreased 10%. International sales decreased 1%, including a 10% favorable foreign exchange impact, to $1,215 million due to exclusivity loss in select European markets, including Germany and the UK. Sales for *Pravachol* increased 25% to $2,827 million in 2003 from $2,266 million in 2002 primarily due to wholesaler workdown of inventory in the U.S. in 2002 and continued growth in Europe, particularly in France, the UK and Italy. Market exclusivity protection for *Pravachol* is expected to expire in April 2006 in the U.S. Market exclusivity in the EU expired in 2004, with the exception of France and Sweden, for which expiration will occur in August and March 2006, respectively, and in Italy, for which expiration will occur in January 2008.

- Sales of Avapro/Avalide, angiotensin II receptor blockers for the treatment of hypertension, increased 23%, including a 5% favorable foreign exchange impact, to $930 million in 2004 driven by increased sales in Europe and strong U.S. prescription growth of approximately 15%. Sales increased 29%, including a 6% favorable foreign exchange impact, to $757 million in 2003 from $586 million in 2002, primarily due to strong U.S. prescription growth and price increases. Avapro/Avalide are cardiovascular products launched from the alliance between the Company and Sanofi. Market exclusivity for Avapro/Avalide (known in the EU as Aprovel/Karvea) is expected to expire in 2011 in the U.S. and 2012 in countries in the EU; Avapro/Avalide are not currently marketed in Japan.

- Sales of *Monopril*, a second generation angiotensin converting enzyme (ACE) inhibitor for the treatment of hypertension, decreased 42%, including a 4% favorable foreign exchange impact, to $274 million due to the impact of market exclusivity loss. Sales in 2003 were $470 million, an increase of 10%, including a 5% favorable foreign exchange impact, from $426 million in 2002, resulting from the introduction of a branded generic product and a new government contract. Market exclusivity protection for *Monopril* expired in 2003 in the U.S. and has expired or is expected to expire between 2001 and 2008 in countries in the EU. *Monopril* is not currently marketed in Japan.

- Sales of *Coumadin*, an oral anti-coagulant used predominately in patients with atrial fibrillation or deep venous thrombosis/pulmonary embolism, decreased 16% to $255 million in 2004 compared to 2003 sales, due to increased generic competition. Sales in 2003 increased 1% to $303 million from $300 million in 2002. Market exclusivity for *Coumadin* expired in the U.S. in 1997.

- Sales of *Sustiva*, a non-nucleoside reverse transcriptase inhibitor for the treatment of HIV, increased 14%, including a 5% favorable foreign exchange impact, to $621 million in 2004 from the prior year primarily due to increased demand in 2004 and higher prices. U.S. sales increased 9% to $364 million in 2004, while total U.S. prescription growth increased by 4% in 2004. International sales of *Sustiva* increased 22%, including a 13% favorable foreign exchange impact, to $257 million in 2004 driven by increased sales in Spain, the UK, France and Italy. In 2003, *Sustiva* sales increased 20% to $544 million from $455 million in 2002, primarily due to the workdown of U.S. wholesaler inventory in the third quarter of 2002. Market exclusivity protection for *Sustiva* is expected to expire in 2013 in the U.S. and in countries in the EU; the Company does not, but others do, market *Sustiva* in Japan.

- Sales of *Reyataz*, a protease inhibitor for the treatment of HIV, which was launched in the U.S. in the third quarter of 2003 and in Europe in the second quarter of 2004, were $414 million compared with $88 million in 2003. *Reyataz* has achieved a weekly new prescription share of the U.S. protease inhibitors market of approximately 28%. Market exclusivity for *Reyataz* is expected to expire in 2017 in the U.S., in countries in the EU and Japan.

- Sales of *Videx/Videx* EC, an antiretroviral agent used in the treatment of HIV, increased 3%, or decreased 3% excluding a 6% favorable foreign exchange impact, to $274 million in 2004. *Videx/Videx* EC sales increased 2% to $267 million in 2003 from $262 million in 2002, due to increased sales in Europe, partially offset by sales declines in the U.S. The Company has a licensing arrangement with the U.S. Government for *Videx/Videx* EC, which by its terms became nonexclusive in 2001. The U.S. Government's method of use patent expires in 2007 in the U.S. (which includes an earned pediatric extension) and in Japan, and between 2006 and 2009 in countries in the EU. The license to the Company is non-exclusive, which has allowed another company to obtain a license from the U.S. Government and receive approval for marketing. With respect to *Videx/Videx* EC, the Company has patents covering the reduced mass formulation of *Videx/Videx* EC that expire in 2012 in the U.S., the EU and Japan. However, these patents apply only to the type of reduced mass formulation specified in the patent. Other reduced mass formulations may exist. There is currently no issued patent covering the *Videx* EC formulation.

- Sales of *Zerit*, an antiretroviral agent used in the treatment of HIV, decreased 23%, including a 4% favorable foreign exchange impact, to $272 million in 2004, primarily as a result of continued decrease in demand due to potential adverse side effects. *Zerit* sales decreased 20%, including a 5% favorable foreign exchange impact, to $354 million in 2003 from $443 million in 2002, primarily as a result of decreased demand due to potential adverse side effects. Market exclusivity protection for *Zerit* is expected to expire in 2008 in the U.S., between 2007 and 2011 in countries in the EU and in 2008 in Japan.

- Sales of *Cefzil*, an antibiotic for the treatment of mild to moderately severe bacterial infections, decreased 17%, including a 2% favorable foreign exchange impact, to $270 million in 2004, primarily due to decreased domestic demand, partially offset by higher international sales. *Cefzil* sales increased 14% to $327 million in 2003 from $287 million in 2002. Market exclusivity is expected to expire in 2005 in the U.S., between 2007 and 2009 in the EU and expired in 2004 in Japan.

- *Tequin*, an antibiotic used for the treatment of respiratory tract infections, had sales of $169 million in 2004, a decrease of 19% compared to 2003 sales. In 2003, sales increased 13% to $208 million from $184 million in 2002. *Tequin* is a seasonal product with sales increasing during the flu season. The sales fluctuations from 2002 to 2004 were due to a strong flu season in 2003 and a weak flu season in 2004. The basic U.S. patent expires in 2007; however, it is expected that the patent will be eligible for a statutory patent term extension until 2009.

- Sales of *TAXOL®*, the Company's leading anticancer agent, were $991 million in 2004 compared to $934 million in 2003. Sales of *TAXOL®*, which are almost exclusively international, increased 6%, or decreased 3% excluding favorable foreign exchange, primarily as a result of generic competition in Europe. Generic competition for *TAXOL®* in a majority of the major European markets began in the second quarter of 2004 and increased in the second half of 2004. In 2003, *TAXOL®* sales increased 9% or decreased 3% excluding favorable foreign exchange to $934 million from $857 million in 2002, primarily due to generic competition in the U.S., partially offset by strong sales in Japan and France. Market exclusivity protection for *TAXOL®* expired in 2002 in the U.S., in 2003 in the EU and is expected to expire between 2003 and 2013 in Japan.

- Sales of *Paraplatin*, an anticancer agent, decreased 26%, including a 1% favorable foreign exchange impact, to $673 million due to generic competition in the U.S. which began in mid-2004 and increased with the entry of multiple generic competitors in the fourth quarter. Domestic sales of *Paraplatin* decreased 30% to $537 million. In 2003, *Paraplatin* sales increased 24%, with no significant foreign exchange impact, to $905 million from $727 million in 2002, primarily due to the introduction of a new formulation of *Paraplatin* in 2003 and price increases. Market exclusivity protection for *Paraplatin* expired in October 2004 in the U.S., in 2000 in the EU and in 1998 in Japan.

- ERBITUX, an injection used in combination with irinotecan in the treatment of patients with Epidermal Growth Factor Receptor (EGFR)-expressing metastatic colorectal cancer who are refractory to irinotecan-based chemotherapy and as a single agent in the treatment of patients with EGFR-expressing metastatic colorectal cancer who are intolerant to irinotecan-based chemotherapy, was approved by the FDA in February 2004. Sales of ERBITUX, which is sold almost exclusively in the U.S., were $261 million for the year ended December 31, 2004. A patent relating to combination therapy with ERBITUX expires in 2017. The Company's right to market ERBITUX in North America and Japan expires in September 2018. The Company does not, but others do, market ERBITUX in countries in the EU.

- Total revenue for Abilify, which is primarily domestic alliance revenue for the Company's 65% share of net sales in copromotion countries with Otsuka Pharmaceutical Co., Ltd. (Otsuka), was $593 million in 2004, compared with $283 million and $25 million in 2003 and 2002, respectively, due to continued growth in prescription demand since its launch. The schizophrenia agent was introduced in the United States in November 2002 and by December 2004, had achieved more than a 10% weekly new prescription share of the U.S. antipsychotic market. The European Commission granted marketing authorization for Abilify in June 2004 and total revenue has reached $26 million since public sales commenced in June 2004. In September 2004, the FDA approved Abilify for the treatment of acute bipolar mania in the U.S. Market exclusivity protection for Abilify is expected to expire in 2009 in the U.S. (and may be extended until 2014 if a pending patent term extension is granted). The Company also has the right to copromote Abilify in several European countries (the United Kingdom, France, Germany and Spain) and to act as exclusive distributor for the product in the rest of the European Union (EU). Market exclusivity protection for Abilify is expected to expire in 2009 for the EU (and may be extended until 2014 if pending supplemental protection certificates are granted). The Company's right to market Abilify expires in November 2012 in the U.S. and Puerto Rico and, for the countries in the EU where the Company has the exclusive right to market Abilify, in June 2014. For additional information on revenue recognition of Abilify, see Note 2, "Alliances and Investments."

- Glucophage franchise sales decreased 65% to $336 million in 2004, compared to a 22% increase to $948 million in 2003 from $778 million in 2002. The decrease in sales in 2004 primarily resulted from increased generic competition. Glucophage IR, an oral medication for treatment of non-insulin dependent (type 2) diabetes, experienced a sales decrease of 42% to $68 million. Sales decreased 46% to $118 million in 2003 from $220 million in 2002. Glucovance, an oral combination drug, and Glucophage XR (Extended Release) tablets had sales in 2004 of $169 million and $67 million, respectively, compared with sales in 2003 of $424 million and $395 million, respectively, and sales in 2002 of $246 million and $297 million, respectively. Market exclusivity protection expired in March 2000 for Glucophage IR, in October 2003 for Glucophage XR, and in January 2004 for Glucovance. The Company does not, but others do, market these products in the EU and Japan.

In most instances, the basic exclusivity loss date indicated above is the expiration date of the patent that claims the active ingredient of the drug or the method of using the drug for the approved indication. In some instances, the basic exclusivity loss date indicated is the expiration date of the data exclusivity period. In situations where there is only data exclusivity without patent protection, a competitor could seek regulatory approval by submitting its own clinical trial data to obtain marketing approval. The Company assesses the market exclusivity period for each of its products on a case-by-case basis. The length of market exclusivity for any of the Company's products is difficult to predict with certainty because of the complex interaction between patent and regulatory forms of exclusivity and other factors. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time that the Company currently anticipates.

The following table sets forth a comparison of reported net sales changes and the estimated total U.S. prescription growth (for both retail and mail order customers) for certain of the Company's U.S. pharmaceutical prescription products. The estimated prescription growth amounts are based on third-party data provided by IMS Health, a supplier of market research to the pharmaceutical industry. A significant portion of the Company's domestic pharmaceutical sales is made to wholesalers. Where changes in reported net sales differ from prescription growth, this change in net sales may not reflect underlying prescriber demand.

	2004		2003		2002	
	% Change in U.S. Net Sales (a)	% Change in U.S. Total Prescriptions (b)	% Change in U.S. Net Sales (a)	% Change in U.S. Total Prescriptions (b)	% Change in U.S. Net Sales (a)	% Change in U.S. Total Prescriptions (b)
Plavix	**36**	**24**	27	29	63	35
Pravachol	**(12)**	**(10)**	22	2	1	5
Avapro/Avalide	**19**	**15**	24	15	16	13
Monopril	**(85)**	**(77)**	16	(16)	2	(8)
Coumadin	**(18)**	**(17)**	1	(15)	**	(16)
Sustiva	**9**	**4**	13	17	**	16
Videx/Videx EC	**(3)**	**(4)**	(11)	3	15	13
Zerit	**(32)**	**(29)**	(29)	(25)	(13)	(11)
Cefzil	**(31)**	**(30)**	14	(4)	(7)	(14)
Glucovance	**(61)**	**(51)**	72	3	(9)	48
Glucophage XR	**(83)**	**(78)**	33	(3)	29	81

** In excess of 200%.

(a) Reflects change in net sales in dollar terms, including change in average selling prices and wholesaler buying patterns.
(b) Reflects change in total prescriptions in unit terms, based on third-party data.

The following table sets forth for each of the Company's key pharmaceutical products sold by the Company's U.S. Pharmaceuticals business, the amount of the U.S. Pharmaceuticals business's net sales of the applicable product for the year ended December 31, 2004 and the estimated number of months on hand of the applicable product in the U.S. wholesaler distribution channel as of December 31, 2004.

Dollars in Millions	Net Sales	Months on Hand
Plavix	$2,833	0.8
Pravachol	1,420	0.8
Avapro/Avalide	562	0.7
Abilify	554	0.7
Paraplatin	537	1.2
Sustiva	364	0.6
Glucophage Franchise	315	0.9
Reyataz	305	0.6
Coumadin	228	0.8
Tequin	124	0.6
Zerit	119	0.7
Videx/Videx EC	106	0.6
Monopril	34	0.8

The Company determines the above months on hand estimates by dividing the estimated amount of the product in the wholesaler distribution channel by the estimated amount of out-movement of the product over a period of four weeks calculated as described below. Factors that may influence the Company's estimates include generic competition, seasonality of products, wholesaler purchases in light of increases in wholesale list prices, new product launches, new warehouse openings by wholesalers and new customer stockings by wholesalers.

Paraplatin lost exclusivity in October 2004 and demand has since decreased significantly, resulting in the estimated months on hand of greater than one month. The value of *Paraplatin* inventory over one month on hand at December 31, 2004 was approximately $4 million. The Company plans to continue to monitor *Paraplatin* sales with the intention of working down wholesaler inventories to less than one month on hand.

The Company maintains inventory management agreements (IMAs) with most of its U.S. wholesalers which account for nearly 100% of total gross sales of U.S. pharmaceutical products. Under the current terms of the IMAs, these wholesalers provide the Company with information with respect to inventory levels of product on hand and the amount of out-movement of products. The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. The Company determines the amount of out-movement of a product over a period of one month by using the most recent prior four weeks of out-movement of a product as provided by these wholesalers. The Company also determines months on hand estimates by using such factors as historical sales made to those wholesalers and from third-party market research data related to prescription trends and patient demand.

Nutritionals

The composition of the net increase in Nutritionals sales is as follows:

		Analysis of % Change		
	Total Change	Volume	Price	Foreign Exchange
2004 vs. 2003	(1)%	(7)%	6%	–
2003 vs. 2002	11%	7%	5%	(1)%

Key Nutritionals product lines and their sales, representing 94%, 84% and 85% of total Nutritionals sales in 2004, 2003 and 2002, respectively, are as follows:

				% Change	
Dollars in Millions	**2004**	2003	2002	2004 to 2003	2003 to 2002
Infant Formulas	**$1,405**	$1,284	$1,172	9%	10%
Toddler/Children's Nutritionals	**468**	421	383	11%	10%

Worldwide Nutritionals sales decreased 1% to $2,001 million in 2004 from 2003. Excluding the impact of the Adult Nutritionals business that was divested during the first quarter of 2004, worldwide sales increased 9% to $1,973 million from $1,817 million in 2003.

International sales, excluding the impact of the Adult Nutritionals business, increased 15%, primarily due to increased sales of infant formula and children's nutritionals products. The increase in international sales is primarily due to a 15% increase in *Enfagrow*, a toddler and children's nutritionals product, and a 15% increase in *Enfamil*, the Company's largest-selling infant formula, including a 2% favorable foreign exchange impact. Domestic sales, excluding the impact of the Adult Nutritionals business, increased 3% to $945 million in 2004 from $920 million in 2003, primarily due to increased sales of *Enfamil*.

In 2003, Nutritionals sales were $2,023 million, an increase of 11%, including a 1% unfavorable impact from foreign exchange, over 2002. International sales increased 9%, including a 2% unfavorable foreign exchange impact, to $938 million from $862 million in 2002, while domestic sales increased 13% to $1,085 million from $959 million in 2002. Worldwide infant formula sales increased 10% to $1,284 million in 2003, primarily due to increased sales of *Enfamil*. International sales of *Enfamil* increased 5% to $239 million in 2003 from $228 million in 2002 and domestic sales of *Enfamil* increased 10% to $569 million in 2003 from $518 million in 2002. Worldwide toddler and children's nutritionals sales increased 10%, including a 5% unfavorable foreign exchange impact, to $421 million in 2003 from $383 million in 2002, as a result of a 29% increase in sales of *Enfagrow*, primarily throughout the Pacific region, to $156 million in 2003.

Other Healthcare

The Other Healthcare segment includes ConvaTec, the Medical Imaging business and Consumer Medicines in the United States and Japan. The composition of the net increase in Other Healthcare sales is as follows:

		Analysis of % Change		
	Total Change	Volume	Price	Foreign Exchange
2004 vs. 2003	11%	6%	1%	4%
2003 vs. 2002	8%	2%	1%	5%

Other Healthcare sales by business and their key products for the years ended December 31, were as follows:

				% Change	
Dollars in Millions	**2004**	2003	2002	2004 to 2003	2003 to 2002
ConvaTec	**$954**	$843	$734	13%	15%
Ostomy	**551**	512	453	8%	13%
Wound Therapeutics	**391**	319	273	23%	17%
Medical Imaging	**589**	508	462	16%	10%
Cardiolite	**406**	324	299	25%	8%
Consumer Medicines	**354**	354	377	—	(6)%

- In 2004, the increase in ConvaTec sales was due to a 6% increase in volume and an 8% increase due to foreign exchange partially offset by a 1% decrease from changes in selling prices. The increase over 2003 was a result of increased worldwide sales of wound therapeutics products, which increased 23%, including an 8% favorable foreign exchange impact, to $391 million. Ostomy sales were flat, excluding an 8% increase due to foreign exchange impact. In 2003, the increase in ConvaTec sales over 2002 was due to a 13% increase in worldwide sales of ostomy products to $512 million and strong growth of worldwide wound therapeutics products, which increased 17% to $319 million. Foreign exchange contributed 9% to the sales increase in 2003.

- In 2004, the increase in Medical Imaging sales was due to a 9% increase in volume, a 6% increase from changes in selling prices and a 1% increase due to foreign exchange. The increase in Medical Imaging sales in 2004 and 2003 was primarily driven by increased sales of *Cardiolite*. This increase was partially due to a change in the timing of revenue recognition as a result of new distribution agreements entered into in January 2004.

- Consumer Medicines sales remained flat at $354 million in 2004 compared to 2003 and declined from $377 million in 2002. In 2004, the sales increase in the U.S., primarily driven by higher sales of *Excedrin*, was offset by decreased sales in Japan, primarily due to lower sales of *Bufferin* and other over-the-counter medicines. The sales decline in 2003 was in part due to distributors reducing U.S. inventory levels to more desirable levels.

Geographic Areas

At least some of the Company's products are available in most countries in the world. The largest markets are in the United States, France, Japan, Spain, Germany, Italy, Canada and the UK. The Company's sales by geographic areas were as follows:

				% Change	
Dollars in Millions	**2004**	2003	2002	2004 to 2003	2003 to 2002
United States	**$10,613**	$10,656	$9,450	—	13%
% of Total	***55%***	*57%*	*58%*		
Europe, Middle East and Africa	**5,470**	4,985	4,041	10%	23%
% of Total	***28%***	*27%*	*25%*		
Other Western Hemisphere	**1,425**	1,333	1,215	7%	10%
% of Total	***7%***	*7%*	*8%*		
Pacific	**1,872**	1,679	1,502	11%	12%
% of Total	***10%***	*9%*	*9%*		
Total	**$19,380**	$18,653	$16,208	4%	15%

Sales in the United States remained constant in 2004, with growth in prescription demand for key brands including Plavix, Avapro/Avalide, and *Sustiva*, and newer products including Abilify, *Reyataz* and ERBITUX, offset by lower sales of other products as a result of exclusivity losses for *Monopril*, *Paraplatin* and the Glucophage franchise. In 2003, sales in the United States increased 13%, primarily due to increased sales of Plavix, *Pravachol*, Abilify, Glucovance and *Paraplatin*. These sales increases were partially offset by the continued impact of generic competition in the United States on Glucophage IR and *TAXOL®* and the result of loss of exclusivity and a label change indicating a potential serious side effect of *Serzone*.

Sales in Europe, Middle East and Africa increased 10%, or decreased 1% excluding the impact from foreign exchange, as a result of sales decline of *Pravachol* due to exclusivity loss in select markets, including Germany and the UK, and *TAXOL®*, where generic competition in a majority of the major European markets began in the second quarter of 2004. This decrease in sales was mostly offset by increased sales of Plavix in Germany and Spain, Avapro/Avalide in Italy and Spain, and *Sustiva* in the majority of the major markets. In 2003, sales increased 23%, including a 16% increase from foreign exchange, as a result of sales growth of *Pravachol* in France; *TAXOL®* in France, Germany, Spain and Italy; analgesics in France; Plavix in Germany and Spain; Avapro/Avalide in Italy; and *Sustiva* in Spain.

Sales in the Other Western Hemisphere countries increased 7%, including a 2% increase from foreign exchange, primarily due to increased sales of Plavix and Avapro/Avalide in Canada. In 2003, sales increased 10%, including a 5% decrease from foreign exchange, primarily due to increased sales of Plavix in Canada.

Pacific region sales increased 11%, including a 5% increase from foreign exchange in 2004, as a result of increased sales of *TAXOL®* and *Paraplatin* in Japan, and Plavix and Avapro/Avalide in Australia. In 2003, sales increased 12%, including a 6% increase from foreign exchange, as a result of increased sales of *TAXOL®* in Japan and increased sales of *Enfagrow* throughout the region.

Expenses

Dollars in Millions	2004	2003	2002	% Change 2004 to 2003	% Change 2003 to 2002
Cost of products sold	**$ 5,989**	$ 5,406	$ 4,691	11%	15%
% of net sales	***30.9%***	*29.0%*	*28.9%*		
Marketing, selling and administrative	**5,016**	4,620	4,081	9%	13%
% of net sales	***25.9%***	*24.8%*	*25.2%*		
Advertising and product promotion	**1,411**	1,415	1,142	—	24%
% of net sales	***7.3%***	*7.6%*	*7.0%*		
Research and development	**2,500**	2,279	2,206	10%	3%
% of net sales	***12.9%***	*12.2%*	*13.6%*		
Acquired in-process research and development	**63**	—	169	—	(100)%
% of net sales	**—**	—	*1.0%*		
Provision for restructuring and other items, net	**104**	26	14	**	86%
% of net sales	***0.5%***	*0.1%*	*0.1%*		
Litigation charges, net	**420**	199	659	111%	(70)%
% of net sales	***2.2%***	*1.1%*	*4.1%*		
Equity in net income of affiliates	**(273)**	(151)	(80)	(81)%	(89)%
% of net sales	***(1.4)%***	*(0.8)%*	*(0.5)%*		
Other expense, net	**52**	179	229	(71)%	(22)%
% of net sales	***0.3%***	*1.0%*	*1.4%*		
Total Expenses, net	**$14,962**	$13,973	$13,460	7%	4%
% of net sales	***77.2%***	*74.9%*	*83.0%*		

** Change is in excess of 200%.

- Cost of products sold, as a percentage of sales, increased over the last two years to 30.9% in 2004 compared with 29.0% in 2003 and 28.9% in 2002. The increase is primarily due to an increase in accelerated depreciation of $36 million to $100 million, a $75 million increase in product liability reserves and the unfavorable impact of U.S. Pharmaceutical sales mix due to the impact of generic competition in the U.S. for the Glucophage franchise and *Paraplatin* and launch of lower margin ERBITUX, partially offset by sales growth of Abilify, *Reyataz*, and Plavix. Cost of products sold also included $26 million of commercial litigation expense and $25 million of product liability insurance recovery. In 2003, cost of products sold included $53 million of accelerated depreciation of assets in manufacturing facilities in North America expected to be closed by the end of 2006 and a $14 million charge for asset impairment and other restructuring expenses. Cost of products sold in 2002 included a $15 million reversal of prior period reserves for inventory write-offs related to canceled actions.

- Marketing, selling and administrative expenses, as a percentage of sales, were 25.9% in 2004, 24.8% in 2003 and 25.2% in 2002. In 2004, marketing, selling and administrative expenses increased 9% to $5,016 million from 2003, primarily due to increased sales and marketing support for newer products, including additional sales representatives supporting Abilify. In addition, the increase was also related to costs associated with the compliance with the Sarbanes-Oxley Act of 2002 and unfavorable foreign exchange driven by the strengthening of the euro. Marketing, selling and administrative expenses increased 13% to $4,620 million in 2003 from $4,081 million in 2002, primarily due to increased sales support for Abilify and Avapro/Avalide, higher pension costs, higher charges related to system infrastructure, higher insurance premiums, and unfavorable foreign exchange impact, principally related to the euro.

- Advertising and product promotion expenditures remained constant at $1.4 billion as compared to 2003, with increased investments in Abilify, *Reyataz* and Plavix, offset by lower spending on in-line and non-exclusive products. In 2003, advertising and promotion expenses increased 24% to $1,415 million from $1,142 million in 2002, primarily as a result of promotional support for the Abilify and *Reyataz* launches and Plavix in the U.S., and additional support for in-line products and unfavorable foreign exchange impact in Europe.

- The Company's investment in research and development totaled $2,500 million in 2004, an increase of 10% over 2003 and an increase from 2003 of 3% over 2002, and as a percentage of sales were 12.9% in 2004 compared with 12.2% in 2003 and 13.6% in 2002. In 2004, the increase in research and development expenses was primarily due to higher spending on new development projects, including investments in late-stage development, including muraglitazar, a dual PPAR agonist for diabetes; abatacept for the potential treatment of rheumatoid arthritis; and *Baraclude* for hepatitis B, and investments in the area of biologics, partially offset by Merck's share of codevelopment costs related to muraglitazar. Research and development costs also included $58 million consisting primarily of upfront and milestone payments in 2004, $102 million of charges related to the upfront payments for licensing agreements in 2003 and $69 million of accelerated depreciation on research facilities in 2002. In 2004, research and development spending dedicated to pharmaceutical products increased to 14.8% of Pharmaceuticals sales compared with 14.2% in 2003 and decreased compared with 16.5% in 2002. The increase reflects the Company's strategic focus on ten critical disease areas—affective (psychiatric) disorders, Alzheimer's/dementia, atherosclerosis/thrombosis, diabetes, hepatitis, HIV/AIDS, obesity, oncology, rheumatoid arthritis and related diseases and solid organ transplant. The Company is focusing its research and development activities so that it can fully realize the value of its research and development pipeline. The new priorities include rebalancing drug discovery and development to increase support for the Company's full late-stage development pipeline and closing unnecessary facilities. They also include devoting greater resources to ensuring successful near-term product launches and increasing the Company's efforts on in-licensing opportunities.

- In 2004, the $63 million charge for acquired in-process research and development was related to the purchase of Acordis Specialty Fibres (Acordis), a UK-based company which is expected to strengthen the Company's leadership position in wound therapeutics. In 2002, the charges related to acquired in-process research and development were $169 million, primarily related to milestone payments to ImClone Systems Incorporated (ImClone) for ERBITUX. Of the $200 million milestone payment to ImClone, $160 million was expensed as acquired in-process research and development in the first quarter of 2002. The remaining $40 million was recorded as an additional equity investment to eliminate the income statement effect of the portion of the milestone payment for which the Company has an economic claim through its ownership interest in ImClone.

- Restructuring programs have been implemented to downsize, realign and streamline operations in order to increase productivity, reduce operating expenses and to rationalize the Company's manufacturing network, research facilities, and the sales and marketing organizations. Actions under the 2004 restructuring program are expected to be complete by 2006, while actions under the 2003 restructuring programs have been substantially completed, and actions under the 2002 restructuring programs were completed at December 31, 2004. As a result of these actions, the Company expects the future annual benefit to earnings from continuing operations before minority interest and income taxes to be approximately $186 million, $64 million and $150 million for the 2004, 2003 and 2002 programs, respectively. For additional information on restructuring, see Note 3, "Restructuring and Other Items."

- Litigation charges, net of settlement income, were $420 million in 2004, compared to $199 million in 2003 and $659 million in 2002. The $420 million in 2004 consisted of $336 million related to private litigation and governmental investigations related to wholesaler inventory issues and accounting matters, $50 million related to the *Platinol* litigation settlement and $34 million related to pharmaceutical pricing and sales practices. In 2003, the Company established reserves for liabilities in the total amount of $250 million, comprised of $150 million in relation to wholesaler inventory issues and certain other accounting matters, and $100 million in relation to pharmaceutical pricing and sales and marketing practices. In addition, the Company recorded charges of $31 million for other litigation matters and recognized income of $82 million. The $82 million income consists primarily of $30 million of income for patent defense cost reimbursement, $27 million in litigation settlement income and $21 million from the settlement of anti-trust litigation involving vitamin manufacturers. The 2002 charges of $659 million primarily related to *BuSpar* and *TAXOL*® settlements. For additional information on litigation, see Note 21, "Legal Proceedings and Contingencies."

- Equity in net income of affiliates for 2004 was $273 million, compared with $151 million and $80 million in 2003 and 2002, respectively. Equity in net income of affiliates principally related to the Company's joint venture with Sanofi and investment in ImClone. In 2004 and 2003, the increases in equity in net income of affiliates primarily reflect higher net income in the Sanofi joint venture. For additional information on equity in net income of affiliates, see Note 2, "Alliances and Investments."

- Other expenses, net of income were $52 million, $179 million and $229 million in 2004, 2003 and 2002, respectively. Other expenses include net interest expense, foreign exchange gains and losses, income from third-party contract manufacturing, royalty income, and gains and losses on disposal of property, plant and equipment. The favorability in 2004 was primarily due to higher income from third-party contract manufacturing, lower net interest expense and lower net foreign exchange losses. The decrease in expenses in 2003 from 2002 was primarily due to net gains from interest rate swaps.

During the years ended December 31, 2004, 2003 and 2002, the Company recorded several items that affected the comparability of results of the periods presented herein, which are set forth in the following table. For a discussion of these items, see Note 2, "Alliances and Investments"; Note 3, "Restructuring and Other Items"; Note 4, "Acquisitions and Divestitures"; and Note 5, "Discontinued Operations."

Year ended December 31, 2004

Dollars in Millions	Cost of products sold	Research and development	Acquired in-process research and development	Gain on sale of business	Provision for restructuring and other items, net	Litigation settlement expense/ (income)	Other expense, net	Total
Litigation Matters:								
Private litigation and governmental investigations [(a)]	$ –	$ –	$ –	$ –	$ –	$336	$ –	$336
Product liability	75	–	–	–	–	–	11	86
Pharmaceutical pricing and sales litigation [(b)]	–	–	–	–	–	34	–	34
Commercial litigation	26	–	–	–	–	–	–	26
Anti-trust litigation	–	–	–	–	–	50	–	50
Product liability insurance recovery	(25)	–	–	–	–	–	–	(25)
	76	–	–	–	–	420	11	507
Other:								
Gain on sale of Adult Nutritionals business	–	–	–	(320)	–	–	–	(320)
Accelerated depreciation	100	3	–	–	–	–	4	107
Downsizing and streamlining of worldwide operations	1	–	–	–	104	–	–	105
Upfront and milestone payments	–	55	–	–	–	–	–	55
Acordis IPR&D write-off	–	–	63	–	–	–	–	63
	$177	$58	$63	$(320)	$104	$420	$15	517
Income taxes on items above								(130)
Deferred taxes in anticipation of repatriation of foreign earnings								575
Other tax adjustments								10
Reduction to Net Earnings from Continuing Operations								$972

(a) relates to wholesaler inventory and accounting matters consisting of $16 million of reserves recorded in the fourth quarter and $320 million disclosed by the Company in the second quarter of 2004. These amounts are incremental to the $150 million recorded last year, bringing the total reserve to $486 million.

(b) incremental to the $100 million reserve recorded by the Company last year, bringing the total reserve to $134 million.

Year ended December 31, 2003

Dollars in Millions	Cost of products sold	Research and development	Provision for restructuring and other items, net	Litigation settlement expense/ (income)	Total
Litigation Matters:					
Private litigation and governmental investigations	$ –	$ –	$ –	$150	$150
Product liability	–	–	–	15	15
Pharmaceutical pricing and sales litigation	–	–	–	100	100
Litigation settlement income	–	–	–	(66)	(66)
	–	–	–	199	199
Other:					
Upfront payments for licensing agreements	–	102	–	–	102
Accelerated depreciation and asset impairment charges	64	–	–	–	64
Termination benefits and other exit costs	–	–	53	–	53
Relocation and retention	3	–	13	–	16
Change in estimates	–	–	(40)	–	(40)
	$ 67	$102	$ 26	$199	394
Income taxes on items above					(36)
Reduction to Net Earnings from Continuing Operations					$358

Year ended December 31, 2002

Dollars in Millions	Cost of products sold	Research and development	Acquired in-process research and development	Provision for restructuring and other items, net	Litigation settlement expense/ (income)	Asset Impairment	Other expense/ (income)	Total
Litigation Matters:								
Anti-trust Litigation	$ –	$ –	$ –	$ –	$635	$ –	$ –	$ 635
Commercial Litigation	–	–	–	–	18	–	–	18
Other Litigation	–	–	–	–	6	–	–	6
	–	–	–	–	659	–	–	659
Other:								
Sale of product rights	–	–	–	–	–	–	(30)	(30)
Termination benefits and other exit costs	(15)	69	–	14	–	–	–	68
Acquired in-process research and development	–	–	169	–	–	–	–	169
Asset impairment charge	–	–	–	–	–	379	–	379
	$(15)	$ 69	$169	$ 14	$659	$379	$(30)	1,245
Income taxes on items above								(472)
Settlement of prior year tax matters								(261)
Reduction to Net Earnings from Continuing Operations								$ 512

Earnings

Dollars in Millions	2004	2003	2002	% Change 2004 to 2003	% Change 2003 to 2002
	Earnings From Continuing Operations Before Minority Interest and Income Taxes				
Pharmaceuticals	**$4,257**	$4,369	$3,187	(3)%	37%
Nutritionals	**586**	542	486	8%	12%
Other Healthcare	**573**	408	427	40%	(4)%
Total segments	**5,416**	5,319	4,100	2%	30%
Corporate/Other	**(998)**	(639)	(1,352)	(56)%	53%
Total	**$4,418**	$4,680	$2,748	(6)%	70%

In 2004, earnings from continuing operations before minority interest and income taxes decreased 6% to $4,418 million from $4,680 million in 2003. Contributing to the decrease in 2004 were increases in costs of products sold as a result of a change in product mix, products losing exclusivity, increased investment in research and development, and income and expenses that affected the comparability of results as discussed above, partially offset by higher international sales. Net earnings from continuing operations decreased 23% in 2004 to $2,378 million from $3,097 million in 2003. In 2004, basic earnings per share from continuing operations decreased 23% to $1.23 from $1.60 in 2003, while diluted earnings per share from continuing operations decreased 24% to $1.21 from $1.59 in 2003.

In 2003, earnings from continuing operations before minority interest and income taxes increased 70% to $4,680 million from $2,748 million in 2002. The increase was primarily a result of increased sales and charges of $1,207 million recorded in 2002 for litigation settlements, asset impairments and write-offs for in–process research and development. This increase was partially offset by increased investment in advertising and promotion and in marketing, selling and administrative expenses. Earnings from continuing operations increased 50% in 2003 to $3,097 million from $2,059 million in 2002. In 2003, basic and diluted earnings per share from continuing operations increased 50% each to $1.60 and $1.59, respectively, from $1.07 and $1.06 in 2002, respectively.

The effective income tax rate on earnings from continuing operations before minority interest and income taxes was 34.4% in 2004 compared with 25.8% in 2003 and 14.0% in 2002. The higher effective tax rate in 2004 is attributable primarily to a $575 million charge for estimated deferred taxes taken in the fourth quarter in anticipation of repatriating in 2005 approximately $9 billion in special dividends from the Company's non-U.S. subsidiaries, pursuant to the American Jobs Creation Act of 2004 (AJCA), an increase in estimates for contingent tax matters in 2004 compared to 2003, and a charge related to the establishment of a valuation allowance against certain charitable contribution carryforwards. This increase was partially offset by the favorable resolution of certain tax refund claims, increased foreign tax credits, and in 2003, the effect of certain litigation reserves as non-deductible in 2003. The Company's estimate of the tax cost related to the dividend repatriation at December 31, 2004 was based on tax laws then in effect. The estimate may be revised as a result of additional guidance or clarifying language that may be issued by Congress and/or the Department of the Treasury, or any changes in the Company's factual assumptions that may occur. The increase in the 2003 effective tax rate over the 2002 effective tax rate was primarily due to the decrease in effective tax rate benefit from operations in Ireland, Puerto Rico and Switzerland; the treatment of provisions for certain litigation reserves as non-deductible; and an increase in estimates for contingent tax matters in 2003 compared to 2002. The Company has recorded valuation allowances for certain state net deferred tax assets, state net operating loss and tax credit carryforwards, foreign net operating loss and tax credit carryforwards, and charitable contribution carryforwards. The Company currently believes that the state net deferred tax assets, state net operating loss and tax credit carryforwards, foreign net operating loss and tax credit carryforwards, and charitable contribution carryforwards for which valuation allowances have been provided, more likely than not, will not be realized in the future.

Pharmaceuticals

Earnings before minority interest and income taxes of $4,257 million in 2004 decreased from $4,369 million in 2003 primarily driven by gross margin erosion due to generic competition and product mix, additional sales representatives supporting Abilify, increased spending on research and development, higher non-clinical grants and litigation settlement income in 2003, partially offset by higher sales. Earnings before minority interest and income taxes in 2002 were $3,187 million. The increase in 2003 from 2002 was primarily due to increased sales, partially offset by increased advertising and product spending on new and existing in-line products.

Nutritionals

Earnings before minority interest and income taxes increased to $586 million in 2004 from $542 million in 2003. This increase is primarily due to increased global infant formula sales, a price increase in the infant formula line, favorable manufacturing variances and tight operating expense management. In 2003, earnings before minority interest and income taxes in the Nutritionals segment increased from $486 million in 2002 as a result of increased sales of *Enfamil*.

Other Healthcare

Earnings before minority interest and income taxes in the Other Healthcare segment increased to $573 million in 2004 from $408 million in 2003, primarily due to sales growth in the ConvaTec and Medical Imaging businesses, in addition to favorable pricing and product mix. In 2003, earnings before minority interest and income taxes in this segment decreased from $427 million in 2002, primarily as a result of unfavorable product mix and inventory write-offs for *Excedrin* QUICKTABS in the Consumer Medicines business.

Discontinued Operations

In December 2004, the Company committed to a plan to sell OTN and entered into a definitive sale agreement with One Equity Partners LLC. OTN was formerly reported as a distinct operating segment. The transaction is expected to be completed in the first half of 2005. The sale price will be equal to $210 million, plus certain price adjustments based on OTN's excess of current assets over current liabilities on the closing date. The sale will result in a pre-tax gain of $40 to $50 million, subject to certain price adjustments and other post-closing matters. The gain from the sale of OTN will be recognized on the closing date. For further discussions of OTN, see Note 5, "Discontinued Operations."

The following amounts related to the OTN business have been segregated from continuing operations and are reflected as discontinued operations for all periods presented:

Dollars in Millions	2004	2003	2002
Net sales	**$ 2,506**	$ 2,241	$ 1,898
Earnings before income taxes	**15**	14	13
Net earnings from discontinued operations	**10**	9	8

The net earnings from discontinued operations of $40 million reflected in the 2002 statement of earnings primarily reflects a reduction of $32 million in the tax contingency reserve related to the spin-off of Zimmer Holdings, Inc. in 2001.

Developments

In January 2005, the Company announced that it intends to divest its U.S. and Canadian Consumer Medicines business. The Company's primary consumer medicine brands in the U.S. and Canada are *Excedrin*, *Keri*, *Choice* and *Comtrex*. For the year ended December 31, 2004, sales of consumer medicines brands in the U.S. and Canada totaled approximately $270 million. The Company's consumer medicines businesses in Japan, Asia Pacific, Latin America, Europe, Middle East and Africa are not included in this divestiture.

In December 2004, the Company provided an update on the rolling BLA for abatacept submitted under the provisions of FDA's Continuous Marketing Application, Pilot 1. Abatacept is an investigational biologic drug for the treatment of rheumatoid arthritis and its development program was granted Fast Track status by the FDA. Complete Non-Clinical and Clinical sections of the BLA have already been submitted to the FDA and the remaining section is expected to be submitted early this year.

In December 2004, the Company and Somerset Pharmaceuticals, Inc. (Somerset), a joint venture between Mylan Laboratories Inc. and Watson Pharmaceuticals, Inc., entered into an agreement for the commercialization and distribution of Somerset's EMSAM (selegiline transdermal system), an investigational monoamine oxidase inhibitor administered as a transdermal patch for the acute and maintenance treatment of patients with major depressive disorder. Somerset received an "Approvable" letter from the FDA for EMSAM in February 2004, and if approved by the FDA, EMSAM would be the first transdermal treatment for major depressive disorder.

In December 2004, the Company and Corgentech Inc. announced top-line results from the first of two Phase 3 clinical trials for edifoligide (E2F Decoy). In a trial involving patients undergoing peripheral artery vein grafts, the primary and secondary endpoints failed to show a benefit in the edifoligide-treated group compared to the placebo group as defined as the rate of vein graft failure over the 12 months following surgery. Edifoligide is an investigational product to prevent vein graft failure in the coronary and peripheral arteries.

In December 2004, the Company and Gilead Sciences, Inc. (Gilead) entered into a joint venture to develop and commercialize a fixed-dose combination of the Company's *Sustiva* and Gilead's Truvada (emtricitabine and tenofovir disoproxil fumarate) in the United States. If approved, the new product would be the first complete Highly Active Antiretroviral Therapy (HAART) treatment regimen for HIV available in a fixed-dose combination taken once daily.

In November 2004, the Company and Medarex, Inc. (Medarex) entered into a worldwide collaboration to develop and commercialize MDX-010, a fully human antibody investigational product targeting the CTLA-4 receptor. MDX-010 was developed by Medarex and is currently in Phase III clinical development for the treatment of metastatic melanoma. The collaboration agreement became effective in January 2005, at which time the Company made a cash payment of $25 million to Medarex which was expensed as research and development, and an additional $25 million equity investment in Medarex.

In September 2004, the Company completed the submission of an NDA to the FDA for *Baraclude*, an investigational antiviral agent under development for the treatment of chronic hepatitis B. In addition, the FDA granted the Company a Priority Review for *Baraclude*. The Company also submitted a marketing authorization application for *Baraclude* to the European Medicines Evaluation Agency.

In August 2004, the FDA approved the Company's supplemental New Drug Application (sNDA) to include new long-term virologic and clinical data from BMS Study 006 in its prescribing information related to *Sustiva* (efavirenz). The new data demonstrate the long-term durability of virologic response in people living with HIV-1 who are naive to protease inhibitors, lamivudine (3TC) and non-nucleoside reverse transcriptase inhibitors (NNRTI) through more than three years of treatment on a combination regimen containing *Sustiva*.

In July 2004, the FDA approved the Company's sNDA to include new scientific data and dosing in its package insert or labeling related to *Reyataz*. With the sNDA, the *Reyataz* labeling now includes data indicating that combination HIV treatments containing *Reyataz*/ritonavir and Kaletra (lopinavir/ritonavir; Abbott Laboratories, Inc.) were similar for the primary efficacy outcome measurement of time-averaged difference in change from baseline in HIV RNA level in HIV-infected patients previously taking anti-HIV medicines.

In June 2004, the Company and Otsuka announced that the European Commission granted marketing authorization for Abilify, an antipsychotic medication, for the treatment of schizophrenia. Otsuka Pharmaceutical Europe Ltd., Otsuka's European holding company, holds the marketing authorization for Abilify in Europe. The Company and Otsuka currently copromote Abilify in the United Kingdom and Germany, and will also copromote it in France and Spain. In addition, the Company also has an exclusive right to sell Abilify in a number of other countries in Europe. In the U.S., the FDA approved Abilify for the treatment of acute bipolar mania in September 2004, and in December 2004, the Company and Otsuka received approval from the FDA for an oral solution formulation of Abilify. The oral solution became available in U.S. pharmacies in February 2005.

In May 2004, the Company entered into a worldwide codevelopment and cocommercialization agreement with Solvay Pharmaceuticals (Solvay) to codevelop and copromote the investigational compound SLV319 which is currently in Phase I development with potential for use in treating obesity and other metabolic disorders. The Company may also elect to develop and market two additional investigational compounds selected from Solvay's pool of eligible compounds. The Company paid Solvay an upfront milestone payment of $10 million in July 2004, which was expensed as research and development. Further milestone payments are expected to be made upon the successful outcome of certain development and regulatory stages.

In April 2004, the Company entered into a collaboration agreement with Merck for worldwide codevelopment and copromotion for muraglitazar, the Company's dual PPAR (peroxisome proliferator activated receptor) agonist, currently in Phase III clinical development for use in treating type 2 diabetes. An NDA for muraglitazar was submitted to the FDA in December 2004 for U.S. regulatory approval. Under the terms of the agreement, the Company received a $100 million upfront payment in May 2004, and received an additional $55 million milestone payment in January 2005 for the filing of the NDA. The Company is entitled to receive $220 million in additional payments upon achievement of certain regulatory milestones. The Company and Merck will jointly develop the clinical and marketing strategy for muraglitazar, share equally in future development and commercialization costs and copromote the product to physicians on a global basis, with Merck to receive payments based on net sales levels.

In April 2004, the Company and Pierre Fabre Médicament S.A. (Pierre Fabre), entered into an agreement to develop and commercialize Javlor (vinflunine), a novel investigational anticancer agent. Javlor is currently in Phase III clinical trials in Europe for the treatment of bladder and non-small cell lung cancer, and Phase II clinical trials in breast and ovarian cancer. Under the terms of the agreement, the Company received an exclusive license to

Javlor in the United States, Canada, Japan, Korea, and select Southeast Asian markets. Pierre Fabre will be responsible for the development and marketing of Javlor in all other countries, including Europe. Under the agreement, the Company made and expensed upfront and milestone payments of $35 million in 2004, with the potential for an additional $175 million in milestone payments over time.

In April 2004, the Company announced the completion of the acquisition of Acordis for $158 million. Acordis is a privately held company based in the UK that licenses patent rights and supplies materials to ConvaTec for its Wound Therapeutics line. The acquired business was incorporated as part of the Company's ConvaTec division. This acquisition will enable ConvaTec to strengthen its position in the field of wound care management and continue to provide new treatment options for patients with acute or chronic wound care needs. See Note 4, "Acquisitions and Divestitures."

In March 2004, the Company announced that its Medical Imaging business entered into an agreement with Kereos, Inc. (Kereos) for the development and commercialization of novel molecular imaging agents. Under the terms of the agreement, the companies will work together to develop molecular imaging agents for cardiovascular diseases and cancer using Kereos' core technology. Medical Imaging has obtained exclusive worldwide rights to develop and commercialize select cardiovascular molecular imaging agents for magnetic resonance imaging (MRI). Kereos has obtained exclusive worldwide rights to use a family of Medical Imaging targeting molecules with Kereos' core technology to develop and commercialize molecular cancer imaging agents and targeted therapeutics, including KI-001 - Kereos' lead candidate for early MRI detection of tumors.

In February 2004, the FDA approved the BLA for ERBITUX, the anticancer agent that the Company is developing in partnership with ImClone. ERBITUX Injection is for use in combination with irinotecan in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are refractory to irinotecan-based chemotherapy and for use as a single agent in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are intolerant to irinotecan-based chemotherapy. In accordance with the agreement, the Company paid ImClone $250 million in March 2004 as a milestone payment for the approval of ERBITUX by the FDA. The FDA also approved ImClone's Chemistry, Manufacturing and Controls supplemental BLA for licensure of its BB36 manufacturing facility for ERBITUX in June 2004.

Financial Position, Liquidity and Capital Resources

Cash, cash equivalents and marketable securities totaled approximately $7.5 billion at December 31, 2004, compared with $5.6 billion at December 31, 2003. The Company continues to maintain a high level of working capital, which was $5.0 billion at December 31, 2004, increasing from $4.5 billion at December 31, 2003. In 2005 the Company expects cash generated by its U.S. operations, together with borrowings from the capital markets, to sufficiently cover cash needs for working capital, capital expenditures, milestone payments and dividends paid in the United States. Cash and cash equivalents, marketable securities, the conversion of other working-capital items and borrowings are expected to fund near-term operations.

As of December 31, 2004, the Company had approximately $16.9 billion of undistributed earnings of foreign subsidiaries. The Company accrued a provision for $575 million of estimated deferred taxes in the fourth quarter of 2004, which is expected to be paid in 2005, in anticipation of repatriating approximately $9 billion of the undistributed earnings in 2005 pursuant to the AJCA. Taxes were not provided on the balance of undistributed earnings of approximately $7.9 billion, as the Company has invested or expects to invest these undistributed earnings permanently offshore. If in the future these earnings are repatriated to the United States, or if the Company determines such earnings will be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

The AJCA, which President Bush signed into law on October 22, 2004, provides for a temporary 85 percent dividends-received deduction for certain cash distributions of the earnings of foreign subsidiaries. The deduction would result in a federal tax rate of approximately 5.25% on the repatriated earnings (assuming a marginal federal tax rate of 35% on those earnings). To qualify for the deduction, the repatriated earnings must be reinvested in the United States pursuant to a domestic reinvestment plan approved by a company's chief executive officer and subsequently by its board of directors. In January 2005, the Department of Treasury issued guidelines for permitted investments under the plan. The Company expects to meet the requirements and criteria to qualify for the deduction. However, several provisions in the AJCA require further clarification which may be addressed in the coming months by Treasury or Congress. The Company's estimate of the tax cost related to the repatriation at December 31, 2004 was based on tax laws then in effect. To the extent the tax laws and guidance changes, the estimate will be revised. The Company's estimate may also be revised as a result of any changes in the Company's factual assumptions that may occur.

Cash and cash equivalents at December 31, 2004 primarily consisted of U.S. dollar denominated bank deposits with an original maturity of three months or less. Marketable securities at December 31, 2004 primarily consisted of U.S. dollar denominated floating rate instruments with a 'AAA/aaa' credit rating. Due to the nature of these instruments, the Company considers it reasonable to expect that their fair market values will not be significantly impacted by a change in interest rates, and that they can be liquidated for cash at short notice. The average interest yield on cash and cash equivalents was 2.3% and 1.2% at December 31, 2004 and 2003, respectively, while interest yields on marketable securities averaged 2.5% and 1.3%, respectively.

Long-term debt at December 31, 2004 was denominated primarily in U.S. dollars but also included Japanese yen debt of $187 million. Long-term debt remained constant at $8.5 billion at December 31, 2004 and 2003. A majority of the Company's debt is fixed rate. The Company, however, has entered into fixed to floating interest rate swaps for $6.2 billion of its long-term debt. Interest expense, net of interest swap gains, was $310 million, $277 million and $364 million, in 2004, 2003 and 2002, respectively. The increase in interest expense in 2004 over 2003 was primarily due to increased short-term borrowings and higher interest rates; the decrease in 2003 over 2002 was driven by the net gains from interest rate swaps. U.S. commercial paper outstanding at December 31, 2004 was $1.6 billion, with an average interest rate of 2.3%. There was no U.S. commercial paper outstanding at December 31, 2003. The average interest rate for the years ended December 31, 2004 and 2003, on international short-term borrowings were 9.3% and 8.0%, respectively, and on current installments of long-term debt were 2.8% and 1.3%, respectively.

In December 2004, the Company replaced its prior $1 billion revolving credit facilities with a new $2 billion five-year revolving credit facility from a syndicate of lenders, which is extendable on the anniversary date with the consent of the lenders. The availability of the facility is subject to the Company's ability at the time of borrowing to meet certain conditions, including a financial covenant in which net debt to capital cannot exceed 50%. This facility does not contain a material adverse change representation in the Company's business as a condition to borrowing. As of December 31, 2004, the Company had a ratio of consolidated net debt to consolidated capital of 14%, and has been in compliance with this covenant since the inception of the facility. Changes in public credit ratings will not affect the availability of the credit facility. There were no borrowings outstanding under the revolving credit facilities at December 31, 2004 and 2003. The Company also had unused short-term lines of credit with foreign banks of $158 million and $363 million at December 31, 2004 and 2003, respectively.

In April 2003, Moody's Investors Service (Moody's) lowered the Company's long-term credit rating from Aa2 to A1 and in March 2003, affirmed the Prime-1 short-term credit rating for the Company. In July 2003, Standard & Poor's (S&P) lowered its long-term credit rating on the Company from AA to AA- and affirmed its A-1+ short-term rating. In March 2004, S&P placed both long-term and short-term ratings of the Company on watch with negative implications. In August 2004, S&P downgraded the short-term credit rating for the Company to A1 and the long-term credit rating of the Company to A+. Both Moody's and S&P's long-term credit rating remains on negative outlook.

The following is a discussion of working capital and cash flow activities:

Dollars in Millions	**2004**	2003	2002
Working capital	**$4,958**	$4,536	$1,573
Cash flow from:			
Operating activities	**3,176**	3,512	945
Investing activities	**(1,622)**	(2,419)	(2,030)
Financing activities	**(463)**	(1,031)	(1,033)

- The increase in working capital of $422 million from 2003 was primarily due to: increased receivables resulting from higher sales and higher foreign withholding taxes expected to be refunded; higher inventories resulting from new product introductions and higher demand for existing key brands; partially offset by higher accounts payable due to higher purchasing activities in 2004; and higher accrued expenses, rebates and returns mainly due to increases in royalties, higher unrealized losses from derivatives and Medicaid rebates.

- Net cash provided by operating activities was $3.2 billion in 2004, $3.5 billion in 2003 and $0.9 billion in 2002. The decrease in net cash provided by operating activities for 2004 is mainly attributable to lower earnings and higher usage of working capital. The significant changes in operating assets and liabilities between 2004 and 2003 are: a $260 million increase in inventory primarily due to the introduction of new products including *Reyataz* and ERBITUX and higher demand for key brands including Plavix, Avapro/Avalide and *Sustiva*; a $350 million decrease in deferred revenue on consigned inventory due to the workdown of the consignment inventory in 2003; and a $146 million decrease in accounts payable and accrued expenses including advertising and promotion, deferred revenue for Abilify and milestone payments. The increase in 2003 over 2002 was primarily due to income tax payments in 2002 related to the gain arising from the sale of the Clairol business; increase in earnings; higher rate of decrease in deferred revenue on consigned inventory due to the workdown of the consignment inventory; higher accounts payable and accrued expenses, partially offset by reduction in accounts receivable; and increased litigation settlement payments.

- Net cash used in investing activities was $1.6 billion in 2004 compared to $2.4 billion in 2003 and $2.0 billion in 2002. The decrease in net cash used in investing activities is mainly attributable to $364 million cash proceeds from the sale of the Company's Adult Nutritionals business, lower purchases in marketable securities and $261 million of lower capital spending, partially offset by a milestone payment of $250 million to ImClone, $150 million payment for the Acordis acquisition and increased purchases of trademarks, patents and licenses.

- Net cash used in financing activities was $0.5 billion in 2004, and $1.0 billion in both 2003 and 2002. The decrease in 2004 from 2003 was mainly attributable to an increase in short-term borrowings in 2004 partially offset by the proceeds received from the issuance of convertible debt in 2003.

Cash provided from operations and borrowings were primarily used over the past three years to pay dividends of $6.5 billion. The Company has also invested $2.7 billion over the past three years in capital expansion to improve plant efficiency and maintain superior research facilities.

During 2004 and 2003, the Company did not repurchase any of its common stock. The Company repurchased 5 million shares of common stock at a cost of $164 million in 2002, bringing the total shares acquired since the share repurchase program's inception to 372 million shares. The share repurchase program authorizes the Company to purchase common stock from time to time in the open market or through private transactions as market conditions permit. This program is intended to reduce the increase in shares outstanding from option exercises and to obtain shares for general corporate purposes.

Dividends declared per common share were $1.12 for each of 2004, 2003, and 2002. In December 2004, the Company declared a quarterly dividend of $.28 per common share and indicated a dividend for the full year 2005 of $1.12 per share. Dividend decisions are made on a quarterly basis by the Board of Directors.

The Company's financial condition and liquidity could be affected by obligations to make milestone or other one-time payments and by the outcome of pending litigation and investigations, including the challenge to the Plavix patent. For more information, see Note 2, "Alliances and Investments" and Note 21, "Legal Proceedings and Contingencies."

Contractual Obligations

Payments due by period for the Company's contractual obligations at December 31, 2004, are as follows

	Obligations Expiring by Period						
Dollars in Millions	Total	2005	2006	2007	2008	2009	Later Years
Short-term borrowings	$ 1,883	$1,883	$ –	$ –	$ –	$ –	$ –
Long-term debt[1]	8,463	–	2,512	2	1,735	1	4,213
Operating leases	485	123	99	78	65	62	58
Purchase obligations	1,237	364	230	185	129	115	214
Stand-by letters of credit	61	61	–	–	–	–	–
Other liabilities	1,300	191	241	209	199	198	262
Total	$13,429	$2,622	$3,082	$474	$2,128	$376	$4,747

(1) 2005 long-term debt obligations are included in short-term borrowings on the Company's consolidated balance sheet at December 31, 2004 and all balances represent the outstanding nominal long-term debt values. The contractual obligations table above excludes interest payment obligations.

In addition to the above, the Company has committed to make potential future "milestone" payments to third-parties as part of in-licensing and development programs. Payments under these agreements generally become due and payable only upon achievement of certain developmental, regulatory and/or commercial milestones. Because the achievement of these milestones is neither probable nor reasonably estimable, such contingencies have not been recorded on the Company's consolidated balance sheet.

For a discussion of contractual obligations, reference is made to Note 15, "Short-Term Borrowings and Long-Term Debt"; Note 17, "Financial Instruments"; Note 19, "Leases"; and Note 20, "Pension and Other Postretirement Benefit Plans."

Restatement of Previously Issued Financial Statements

As previously disclosed, the Company experienced a substantial buildup of wholesaler inventories in its U.S. pharmaceuticals business in 2000 and 2001. This buildup was primarily due to sales incentives offered by the Company to its wholesalers. These incentives were generally offered toward the end of a quarter in order to incentivize wholesalers to purchase products in an amount sufficient to meet the Company's quarterly sales projections established by the Company's senior management. In April 2002, the Company disclosed this substantial buildup, and developed and subsequently undertook a plan to work down in an orderly fashion these wholesaler inventory levels by reducing the amount of sales made by the Company to wholesalers relative to the amount of sales made by wholesalers to customers, thereby reducing the inventories of the Company's products held by wholesalers.

In October 2002, based on further review and consideration of the previously disclosed buildup of wholesaler inventories in the Company's U.S. pharmaceuticals business and the incentives offered to certain wholesalers, and on advice from PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, the Company determined that it was required to restate its sales and earnings to correct errors in timing of revenue recognition for certain sales made to the two largest wholesalers of the U.S. pharmaceuticals business. The Company determined that these sales should be accounted for under the consignment model, based, in part, on the relationship between the amount and nature of incentives offered to these wholesalers and the amount of inventory held by these wholesalers.

Following that determination, the Company also determined that it would correct its historical accounting policies to conform the accounting to U.S. generally accepted accounting principles (GAAP) and known errors made in the application of GAAP that were previously not recorded because in each such case the Company believed the amount of any such error was not material to the Company's consolidated financial statements. In addition, as part of the restatement process, the Company investigated its accounting practices in areas that involved significant judgment and determined to restate additional items with respect to which the Company concluded errors were made in the application of GAAP, including revisions of inappropriate accounting.

In March 2003, the Company completed the restatement of its financial statements for these items and restated its financial statements for the three years ended December 31, 2001 (2002 Restatement).

After completing the 2002 Restatement, the Company continued to identify and implement actions to improve the effectiveness of its disclosure controls and procedures and internal controls over financial reporting. In connection with this effort, the Company (i) has substantially strengthened the organization and personnel of the senior financial and control functions, (ii) adopted more rigorous policies and procedures with respect to its balance sheet review process, (iii) focused its internal audit function on financial reporting controls, (iv) engaged a consultant to assist in the evaluation and documentation of certain financial reporting and disclosure processes throughout the Company, in particular with respect to designing standard operating procedures and implementing tools to ensure that disclosure issues are effectively identified, managed and controlled globally and (v) engaged a consultant to assist the Company's personnel to conduct a comprehensive and detailed review of certain of the Company's tax reporting and accounting, in particular with respect to developing more effective processes for establishing and monitoring deferred income taxes, valuation allowances and the Company's annual effective tax rate. In addition, at the request of the Company's Audit Committee, an independent registered public accounting firm performed more extensive procedures with respect to the Company's interim financial information during 2003 and, based on the auditors' assessment of the Company's risk profile, expanded the scope and amount of fieldwork to be performed for certain areas in connection with its audit of the Company for 2003. These actions contributed significantly to the Company identifying additional errors relating to prior periods not reflected in the 2002 Restatement. In March 2004, the Company corrected these errors by restating its financial statements for the two years ended December 31, 2002.

SEC Consent Order

As previously disclosed, on August 4, 2004, the Company entered into a final settlement with the SEC, concluding an investigation concerning certain wholesaler inventory and accounting matters. The settlement was reached through a Consent, a copy of which was attached as Exhibit 10s to the Company's quarterly report on Form 10-Q for the period ended September 30, 2004. In the Consent, the Company agreed, without admitting or denying any liability, not to violate certain provisions of the securities laws. The Company also agreed to establish a $150 million fund for a class of shareholders to be distributed under the court's supervision. The $150 million fund, which included a $100 million civil penalty, will be distributed to certain Company shareholders under a plan of distribution established by the SEC.

Under the terms of the Consent, the Company has agreed, subject to certain defined exceptions, to limit sales of all products sold to its direct customers (including wholesalers, distributors, hospitals, retail outlets, pharmacies and government purchasers) based on expected demand or on amounts that do not exceed approximately one month of inventory on hand, without making a timely public disclosure of any change in practice. The Company has established a companywide policy to limit its sales to direct customers for the purpose of complying with the Consent. This policy includes the adoption of various procedures to monitor and limit sales to direct customers in accordance with the terms of the Consent. These procedures include a governance process to escalate to appropriate management levels any potential questions or concerns regarding compliance with the policy and timely resolution of such questions or concerns. In addition, compliance with the policy will be monitored on a regular basis.

The Company maintains inventory management agreements (IMAs) with most of its U.S. pharmaceutical wholesalers, which account for nearly 100% of total gross sales of U.S. pharmaceuticals products. Under the current terms of the IMAs, these wholesalers provide the Company with information about the inventory levels of product on hand and the amount of out-movement of products. The information received from these wholesalers is a product of their own record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. The Company determines the out-movement of a product over a period of one-month by using the most recent prior four weeks of out-movement of a product as provided by these wholesalers. The Company also determines the months on hand estimates for its U.S. pharmaceuticals business by using such factors as historical sales made to those wholesalers and from third-party market research data related to prescription trends and patient demand.

In contrast, for the Company's Pharmaceuticals business outside of the United States, Nutritionals and Other Healthcare business units around the world, the Company has significantly more direct customers, limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. Accordingly, the Company relies on a variety of methods to estimate direct customer product level inventory and to calculate months on hand for these business units. The Company expects to complete its analysis of direct customer inventory levels in these businesses in the first quarter of 2005 and will provide additional disclosure of information with respect to direct customer inventory levels. The Company has and will continue to enhance its methods to estimate direct customer product level inventory and months on hand for these business units, taking into account the complexities described above.

The Company will continue to disclose for each of its key pharmaceutical products sold by the U.S. pharmaceutical business the amount of net sales and the estimated number of months on hand in the U.S. wholesaler distribution channel as of the end of the immediately preceding quarter and as of the end of the applicable quarter in its quarterly and annual reports on Forms 10-Q and 10-K. For all other business units, the Company expects to disclose on a quarterly basis the key product level inventories. The information required to estimate months on hand in the direct customer distribution for the non-U.S. Pharmaceuticals business is not available prior to the time the Company is required to file quarterly reports on Form 10-Q. Accordingly, the Company expects to disclose this information on its website approximately 60 days after the end of each quarter. In addition to the foregoing quarterly disclosure, the Company will include all the foregoing information for all business units for each quarter in its Annual Report on Form 10-K.

The Company believes the above-described procedures provide a reasonable basis to ensure compliance with the Consent Order and provides sufficient information to comply with disclosure requirements.

The Company has agreed in the Consent to certain measures that it has implemented or will implement, including: (a) establishing a formal review and certification process of its annual and quarterly reports filed with the SEC; (b) establishing a business risk and disclosure group; (c) retaining an outside consultant to comprehensively study and help re-engineer the Company's accounting and financial reporting processes (d) publicly disclosing any sales incentives offered to direct customers for the purpose of inducing them to purchase products in excess of expected demand; and (e) ensuring that the Company's budget process gives appropriate weight to inputs that come from the bottom to the top, and not just those that come from the top to the bottom, and adequately documenting that process.

The Company also agreed in the Consent to retain an "Independent Adviser" through the date that the Company's Form 10-K for the year ended 2005 is filed with the SEC. The Consent defines certain powers and responsibilities of the Independent Adviser. The Consent includes a process for the Independent Adviser to make recommendations regarding the Company's compliance with applicable federal securities laws and corporate obligations. The Company has agreed in the Consent to adopt the Independent Adviser's recommendations regarding compliance with applicable federal securities laws and corporate obligations.

The settlement does not resolve the ongoing investigation by the SEC of the activities of certain current and former members of the Company's management in connection with the wholesaler inventory issues and other accounting matters, which investigation is ongoing. In addition, an investigation by the U.S. Attorney's Office for the District of New Jersey concerning the inventory and accounting matters covered by the Company's settlement with the SEC is continuing. The Company is continuing to cooperate with those investigations.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised SFAS No. 123 (SFAS No. 123R), *Share-Based Payment*. This standard eliminates the ability to account for share-based compensation transactions using the intrinsic value-based method under Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*, and requires instead that such transactions be accounted for using a fair-value-based method. SFAS No. 123R is effective for financial statements issued for the first interim period beginning after June 15, 2005. Currently, the Company discloses the pro forma net income and related pro forma income per share information in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, and SFAS No. 148, *Accounting for Stock-Based Compensation Costs —Transition and Disclosure*. The Company is evaluating the impact of this statement which could have a material impact on its results of operations.

In December 2004, the FASB issued a final staff position (FSP) No. 109-1, *Application of SFAS No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.* The effect of the adoption of FSP No. 109-1 is not material to the Company's consolidated financial statements. See Note 1, "Accounting Policies—Income Taxes."

In December 2004, the FASB issued FAS No. 153, *Exchanges of Nonmonetary Assets*. The provisions of this Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of this Statement should be applied prospectively, and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. The adoption of this accounting pronouncement is not expected to have a material effect on the consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs—an Amendment of ARB No. 43, Chapter 4*. The standard requires abnormal amounts of idle facility and related expenses to be recognized as current period charges and also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact that this statement will have on its financial position and results of operations.

In June 2004, the FASB issued FSP No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the Medicare Act). The Medicare Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-2 requires that the effects of the new law be accounted for under SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. The Company adopted FSP No. 106-2 in the third quarter of 2004, retroactive to January 1, 2004. There was a reduction in net periodic benefit cost for other benefits of $8 million for 2004, based on the re-measurement of the accumulated postretirement benefit obligation as of January 1, 2004. The effect of the adoption of FSP No. 106-2 was not material to the Company's consolidated financial statements. See Note 20, "Pension and Other Postretirement Benefit Plans."

In March 2004, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-06, *Participating Securities and the Two-Class Method Under FAS 128*, which requires the use of the two-class method of computing earnings per share for those enterprises with participating securities or multiple classes of common stock. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF No. 03-06 did not affect the Company's consolidated financial statements.

In December 2003, the FASB revised Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 (as revised) apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. This accounting pronouncement did not have a material effect on the consolidated financial statements.

Critical Accounting Policies

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's critical accounting policies are those that are both most important to the Company's financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates.

The Company believes that the following discussion represents its critical accounting policies. Management and the Company's independent registered public accounting firm have discussed the Company's critical accounting policies with the Audit Committee of the Board of Directors.

Revenue Recognition

The Company recognizes revenue in accordance with SAB No. 101, *Revenue Recognition in Financial Statements*, as amended by SAB No. 104, *Revenue Recognition*. The Company's accounting policy for revenue recognition has a substantial impact on its reported results and relies on certain estimates that require difficult, subjective and complex judgments on the part of management. The Company recognizes revenue for sales when substantially all the risks and rewards of ownership have transferred to the customer, which generally occurs on the date of shipment, with the exceptions described below.

In previous years, certain transactions with the Company's U.S. Pharmaceuticals wholesalers were accounted for using the consignment model. In the case of sales made to wholesalers (1) as a result of incentives, (2) in excess of the wholesaler's ordinary course of business inventory level, (3) at a time when there was an understanding, agreement, course of dealing or consistent business practice that the Company would extend incentives based on levels of excess inventory in connection with future purchases, and (4) at a time when such incentives would cover substantially all, and vary directly with, the wholesaler's cost of carrying inventory in excess of the wholesaler's ordinary course of business inventory level, substantially all the risks and rewards of ownership do not transfer upon shipment, and accordingly, such sales should be accounted for using the consignment model. The determination of when, if at all, sales to a wholesaler meet the foregoing criteria involves evaluation of a variety of factors and a number of complex judgments. Under the consignment model, the Company did not recognize revenue upon shipment of product. Rather, upon shipment of product the Company invoiced the wholesaler, recorded deferred revenue at gross invoice sales price, and classified the inventory held by the wholesalers as consignment inventory at the Company's cost of such inventory. The Company recognized revenue (net of the gross- to- net sales adjustments discussed below, all of which involve significant estimates and judgments) when the consignment inventory is no longer subject to the incentive arrangements described above, but not later than when such inventory is sold through to the wholesalers' customers on a FIFO basis.

In the case of new products for which the product introduction is not an extension of an existing line of product or where the Company determines that there are not products in a similar therapeutic category, such that the Company cannot reliably estimate expected returns of the new product, the Company defers recognition of revenue until the right of return no longer exists or until the Company has developed sufficient historical experience to estimate sales returns.

For discussions on revenue recognition, see Note 1, "Accounting Policies—Revenue Recognition" and "Sales Rebate and Return Accruals" and Note 11, "Consignment."

Gross-to-Net Sales Adjustments

The Company has the following significant categories of gross-to-net sales adjustments which impact the Company's three reportable segments: prime vendor charge-backs, WIC rebates, managed health care rebates and other contract discounts, Medicaid rebates, cash discounts, sales returns, and other adjustments, all of which involve significant estimates and judgments and require the Company to use information from external sources. The Company accounts for these gross-to-net sales adjustments in accordance with EITF Issue No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), and SFAS 48, Revenue Recognition When Right of Return Exists (SFAS 48)*, as applicable. See "Net Sales" section for reconciliations of the Company's gross sales to net sales by each significant category of gross-to-net sales adjustments.

Prime vendor charge-backs

The Company's U.S. businesses participate in prime vendor programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower prime vendor price, and the wholesalers charge the difference between their acquisition cost and the lower prime vendor price back to the Company. The Company accounts for prime vendor charge-backs by reducing accounts receivable in an amount equal to the Company's estimate of charge-back claims attributable to a sale. The Company determines its estimate of the prime vendor charge-backs primarily based on historical experience regarding prime vendor charge-backs and current contract prices under the prime vendor programs. The Company considers prime vendor payments, levels of inventory in the distribution channel, and the Company's claim processing time lag and adjusts the reduction to accounts receivable periodically throughout each quarter to reflect actual experience.

WIC rebates

The Company's U.S. Nutritionals business participates on a competitive bidding basis in nutrition programs sponsored by states, tribal governments, the Commonwealth of Puerto Rico and the Territory of Guam for women, infants, and children (WIC). Under these programs, the Company reimburses these entities for the difference between wholesaler list price and the contract price on eligible products. The Company accounts for WIC rebates by establishing an accrual in an amount equal to the Company's estimate of WIC rebate claims attributable to a sale. The Company determines its estimate of the WIC rebate accrual primarily based on historical experience regarding WIC rebates and current contract prices under the WIC programs. The Company considers levels of inventory in the distribution channel, new WIC contracts, terminated WIC contracts, changes in existing WIC contracts, and WIC participations and adjusts the accrual periodically throughout each quarter to reflect actual experience.

Managed health care rebates and other contract discounts

The Company offers rebates and discounts to managed health care organizations in the U.S. and globally to other contract counterparties such as hospitals and group purchasing organizations. The Company accounts for managed health care rebates and other contract discounts by establishing an accrual in an amount equal to the Company's estimate of managed health care rebates and other contract discounts attributable to a sale. The Company determines its estimate of the managed health care rebates and other contract discounts accrual primarily based on historical experience regarding these rebates and discounts and current contract prices. The Company considers the sales performance of products subject to managed health care rebates and other contract discounts and levels of inventory in the distribution channel and adjusts the accrual periodically throughout each quarter to reflect actual experience.

Medicaid rebates

The Company's U.S. businesses participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these latter programs are included in the Company's Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. The Company accounts for Medicaid rebates by establishing an accrual in an amount equal to the Company's estimate of Medicaid rebate claims attributable to a sale. The Company determines its estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, as well as any expansion on a prospective basis of its participation in the non-mandatory aspects of the qualifying federal and state government programs, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. The Company considers outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjusts the accrual periodically throughout each quarter to reflect actual experience.

Cash Discounts

In the U.S. and certain other countries, the Company offers cash discounts, generally approximately 2% of the sales price, as an incentive for prompt payment. The Company accounts for cash discounts by reducing accounts receivable by the full amount of the discounts. The Company considers payment performance and adjusts the accrual to reflect actual experience.

Sales Returns

The Company accounts for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to the Company's estimate of sales recorded for which the related products are expected to be returned. In 2004, 2003 and 2002, provision for sales returns were $276 million, $348 million and $345 million, respectively, or 1%, 2% and 2%, respectively, of gross sales.

For returns of established products, the Company determines its estimate of the sales return accrual primarily based on historical experience regarding sales returns but also considers other factors that could impact sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products. The Company considers all of these factors and adjusts the accrual periodically throughout each quarter to reflect actual experience.

The Company considers the level of inventory in the distribution channel and determines whether it believes an adjustment to the sales return accrual is appropriate. For example, if levels of inventory in the distribution channel increase, the Company analyzes the reasons for the increase and if the reasons indicate that sales returns will be larger than expected, the Company adjusts the sales return accrual, taking into account historical experience, the Company's returned goods policy and the shelf life of the Company's products, which ranges, on average, from approximately 12 to 48 months. In situations where the Company is aware of products in the distribution channel nearing their expiration date, the Company analyzes the situation and if the analysis indicates that sales returns will be larger than expected, the Company adjusts the sales return accrual, taking into account historical experience, the Company's returned goods policy and levels of inventory in the distribution channel.

In the event of a product recall or product discontinuance, the Company considers the reasons for and impact of such actions and adjusts the sales return accrual as appropriate, taking into account historical experience, levels of inventory in the distribution channel and, for product discontinuances, estimates of continuing demand.

Although the Company considers price changes of competitive products, introductions of generic products and introductions of competitive new products, the Company generally does not believe that these factors impact sales returns based on historical experience and the Company's returned goods policy.

Returns from new products are significantly more difficult for the Company to assess. The Company determines its estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same line of product or those within the same or similar therapeutic category. In limited circumstances, where the new product is not an extension of an existing line of product or where the Company has no historical experience with products in a similar therapeutic category, such that the Company cannot reliably estimate expected returns of the new product, the Company defers recognition of revenue until the right of return no longer exists or until the Company has developed sufficient historical experience to estimate sales returns. The Company also considers the shelf life of new products and determines whether it believes an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because the Company may still be developing an optimal manufacturing process for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, the Company assesses the reduced shelf life, together with levels of inventory in the distribution channel and projected demand, and determines whether it believes an adjustment to the sales return accrual is appropriate.

Other Adjustments

In addition to the significant gross-to-net sales adjustments described above, the Company makes other gross-to-net sales adjustments. For example, the Company offers sales discounts, most significantly in its non-U.S. businesses, and also offers consumer coupons and rebates, most significantly in its U.S. Nutritionals, Consumer Medicines and Pharmaceuticals businesses. In addition, in a number of countries outside the U.S., including major European countries, the Company provides rebates to government entities. The Company generally accounts for these other gross-to-net adjustments by establishing an accrual in an amount equal to the Company's estimate of the adjustments attributable to a sale. The Company generally determines its estimates of the accruals for these other gross-to-net sales adjustments primarily based on historical experience, performance on commitments to government entities and other relevant factors, including levels of inventory in the distribution channel in some cases, and adjusts the accruals periodically throughout each quarter to reflect actual experience.

Use of Information from External Sources

The Company uses information from external sources to estimate its significant gross-to-net sales adjustments. The Company's estimates of inventory at the wholesalers and deferred revenue on consigned inventory are based on the projected prescription demand-based sales for its products and historical inventory experience, as well as the Company's analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and the Company's internal information. The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. The Company receives information from IMS Health, a supplier of market research to the pharmaceutical industry, which it uses to project the prescription demand-based sales for many of its U.S. Pharmaceutical products. The Company also uses information from external sources to identify prescription trends, patient demand and average selling prices. The Company's estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information.

Retirement Benefits

The Company's pension plans and postretirement benefit plans are accounted for using actuarial valuations required by SFAS No. 87, *Employers' Accounting for Pensions,* and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.* The Company considers accounting for retirement plans critical because management is required to make significant subjective judgments about a number of actuarial assumptions, including discount rates, salary growth, long-term return on plan assets, retirement, turnover, health care cost trend rates and mortality rates. Depending on the assumptions and estimates used, the pension and postretirement benefit expense could vary within a range of outcomes and have a material effect on reported earnings. In addition, the assumptions can materially affect accumulated benefit obligations and future cash funding.

Plan Description

The Company and certain of its subsidiaries have defined benefit pension plans and defined contribution plans for regular full-time employees. The principal defined benefit pension plan is the Bristol-Myers Squibb Retirement Income Plan and the principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program.

Approximately 80% of total Company defined benefit pension plan assets and liabilities are held in U.S. plans. The assets for the U.S. plans are held in a single trust with a common asset allocation. Unless specified otherwise, the references in this section are to total Company plans (i.e., U.S. plans together with international plans).

Benefits under the Company's defined benefit pension plans are based primarily on years of credited service and on participants' compensation. Assets under the Company's defined benefit plans consist primarily of equity and fixed-income securities. At December 31, 2004, the fair market value of plan assets for the Company's defined benefit plans increased to $4,602 million from $4,085 million at December 31, 2003. For the U.S. plans, assets were allocated 70% to equity securities (compared to 71% at the end of 2003), 23% to fixed income securities (compared to 23% at the end of 2003) and 7% to private equity and other investments (compared to 6% at the end of 2003). Bristol-Myers Squibb common stock represented less than 1% of assets for the U.S. plans at the end of 2004 and 2003.

The Company provides comprehensive medical and group life benefits for substantially all U.S. retirees who elect to participate in the Company's comprehensive medical and group life plans. The asset allocation for these postretirement plans is identical to the asset allocation described above for the U.S. defined benefit pension plans.

Accrual Accounting and Significant Assumptions

Consistent with the requirements of SFAS No. 87, *Employers' Accounting for Pensions,* the Company accounts for pension benefits using the accrual method, recognizing pension expense before the payment of benefits to retirees. The accrual method of accounting for pension benefits necessarily requires actuarial assumptions concerning future events that will determine the amount and timing of the benefit payments.

The Company's key assumptions used in calculating its cost of pension benefits are the discount rate, the rate of compensation increase, and the expected long-term rate of return on plan assets. The Company, in consultation with its actuaries, evaluates the key actuarial assumptions and other assumptions used in calculating its cost of pension benefits, such as retirement, turnover and mortality rates, based on expectations or actual experience, as appropriate, and determines such assumptions on December 31 of each year to calculate liability information as of that date and pension expense for the following year. Depending on the assumptions used, the pension expense could vary within a range of outcomes and have a material effect on reported earnings. In addition, the assumptions can materially affect accumulated benefit obligations and future cash funding. Actual results in any given year may differ from those estimated because of economic and other factors.

The assumed discount rate used by the Company for determining future pension obligations under the U.S. plans is based on indices of AA-rated corporate bonds. The indices of high quality corporate bonds selected reflect the weighted-average remaining period of benefit payments. The assumed rate of compensation increase used by the Company for determining future pension obligations reflects an estimate of the change in actual future compensation levels due to general price levels, productivity, seniority and other factors.

In 2004, net pension expense for the Company's defined benefit pension plans included in earnings before minority interest and income taxes was $276 million compared to $136 million in 2003.

The U.S. plans' pension expense for 2004 was determined using a 6.25% assumed discount rate and a 3.56% assumed rate of compensation increase. The present value of benefit obligations at December 31, 2004 for the U.S. plans was determined using a 5.75% assumed discount rate and the same salary increase rate. If the assumed discount rate used in determining the U.S. plans' pension expense for 2004 had been reduced by 0.5%, such expense would have increased by approximately $30.2 million. If the assumed rate of compensation increase used in determining the U.S. plans' pension expense for 2004 had been reduced by 0.25%, such expense would have decreased by approximately $8.5 million. If the assumed discount rate used in determining the accumulated benefit obligation at December 31, 2004 had been reduced by 0.5%, the accumulated benefit obligation would have increased by $251.9 million.

The U.S. plans pension expense for 2004 was determined using a 9% expected long-term rate of return on plan assets. If the expected long-term rate of return on plan assets used in determining the U.S. plans pension expense for 2004 had been reduced by 1%, such expense would have increased by $33 million.

Actual rates of return earned on U.S. plan assets for each of the last ten years were as follows:

Year	Return	Year	Return
2004	**12.6%**	1999	18.2%
2003	25.0%	1998	13.3%
2002	(13.4)%	1997	22.2%
2001	(6.1)%	1996	17.0%
2000	3.5%	1995	23.0%

As discussed below, GAAP provides that differences between expected and actual returns are recognized over the average future service of employees.

At December 31, 2004, the Company lowered its assumed discount rate for U.S. plans from 6.25% to 5.75% and maintained its assumed rate of compensation increase at 3.56%. Compensation is assumed to increase on a scale with different rates for different ages. The 3.56% rate disclosed at December 31, 2004 is the single rate which, if used at each age, would produce the same present value of benefit obligations. The reduction in the discount rate had the effect of increasing the present value of benefit obligations and, accordingly, will have the effect of increasing pension expense for 2005. In addition, the Company revised, based upon a review of experience, its assumption for lump sum utilization. This revision had the effect of increasing the present value of benefit obligations, and accordingly, will have the effect of increasing pension expense for 2005.

Following many years of strong performance, the global equity market fell sharply in 2000 through 2002 (e.g., the S&P 500 declined by a cumulative 37.6%). This was reversed in 2003-2004 (e.g., the S&P 500 rose by a cumulative 42.7%). The Company reduced the expected rate of return on U.S. plan assets from 9% in 2004 to 8.75% for 2005. This revision will have the effect of increasing pension expense for 2005.

The Company expects that the net pension expense for its defined benefit pension plans included in earnings before minority interest and income taxes will be approximately $75 million higher in 2005 than the $276 million in 2004, reflecting, among other things, the decrease in the assumed discount rate.

The Company has used the same assumed discount rates and expected long-term rates of return on plan assets in calculating its cost of pension benefits and its cost of other postretirement benefits for U.S. plans except in the case of the discount rates at December 31, 2004 and 2003. Rates of 5.75% and 6.25% were used for pension benefits versus 5.50% and 6.00%, respectively, for other postretirement benefits to reflect the shorter duration of the other postretirement liabilities.

U.S. health care costs for the retiree population are assumed to increase 9.0% in 2005 and then trend down to an expected increase of 4.5% per year by 2012. If actual costs are higher than those assumed, this will likely put significant upward pressure on the Company's expense for retiree health care.

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The effects of the Medicare Act are reflected in 2004 net periodic postretirement benefit cost (a reduction of $8 million) and accumulated postretirement benefit obligation at December 31, 2004 (a reduction of $58 million).

Delayed Recognition of Actuarial Gains and Losses

At December 31, 2004 and 2003, unrecognized net actuarial losses for the Company's defined benefit plans were $2,017 million and $1,676 million, respectively, based on the fair market value of plan assets. These unrecognized net actuarial losses reflect in large part the steady reduction of the weighted-average discount rate over the years.

SFAS No. 87 provides for delayed recognition of actuarial gains and losses, including amounts arising from changes in the estimated plan benefit obligations due to changes in the assumed discount rate, differences between the actual and expected returns on plan assets, and other assumption changes. SFAS No. 87 requires that unrecognized net actuarial gain or loss, determined based on the market-related value of plan assets (which differs from fair market value and is a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years), be amortized in pension income or expense for the year to the extent that such unrecognized net actuarial loss or gain exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets at the beginning of the year. These net gains and losses are recognized as pension income or expense prospectively over a period that approximates the average remaining service period of active employees expected to receive benefits under the plans (approximately 10 years) to the extent that they are not offset by losses and gains in subsequent years.

At December 31, 2004, the unrecognized net actuarial loss, determined based on the market-related value of plan assets, was $2,278 million. This amount exceeded 10% of the greater of the projected benefit obligation or the market related value of plan assets by $1,730 million. Unless offset by future unrecognized gains from higher discount rates or higher than expected returns on plan assets, amortization of this unrecognized loss is expected to increase pension expense for each of the following ten years by approximately $173 million per year, which amount is reflected in the higher expense expected in 2005. At December 31, 2003, the unrecognized net actuarial loss, determined based on the market-related value of plan assets, was $1,717 million. This amount exceeded 10% of the greater of the projected benefit obligation or the market related value of plan assets by $1,241 million.

In the event the fair market value of pension plan assets of a particular plan is less than the accumulated benefit obligation for such plan at year-end, GAAP may require an additional minimum liability, and in such circumstances, a reduction in stockholders' equity or an establishment of an intangible asset. At December 31, 2004, the fair market value of the Company's defined benefit pension plan assets was $4,602 million and the related accumulated benefit obligation was $4,828 million. The Company recognized an additional minimum liability of $146 million (cumulatively $349 million) at December 31, 2004, which was offset by a $153 million charge in other comprehensive income included in stockholders' equity and a $7 million reduction in the intangible asset. At December 31, 2003, the fair market value of the Company's defined benefit pension plan assets was $4,085 million and the related accumulated benefit obligation was $4,154 million. The Company recognized an additional minimum liability of $53 million (cumulatively $203 million) at December 31, 2003, which was offset by a $53 million charge in other comprehensive income included in stockholders' equity.

Plan Funding

The Company's funding policy for defined benefit plans is to contribute amounts to provide for current service and to fund past service liability. The Company contributed $367 million and $332 million to the defined benefit plans in 2004 and 2003, respectively.

For discussions on retirement benefits, see Note 20, "Pension and Other Postretirement Benefit Plans."

Acquired In-Process Research and Development

The fair value of in-process research and development acquired in a business combination is determined by independent appraisal based on the present value of each research project's projected cash flows. An income approach is utilized that is consistent with guidance in the practice aid issued by the American Institute of Certified Public Accountants entitled, "*Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries.*" Future cash flows are predominately based on the net income forecast of each project, consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles, and the life of each research project's underlying patent. In determining the fair value of each research project, expected revenues are first adjusted for technical risk of completion. The resulting cash flows are then discounted at a rate approximating the Company's weighted average cost of capital.

For discussions on acquired in-process research and development, see Note 1, "Accounting Policies —Acquired In-Process Research and Development."

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Goodwill is evaluated at least annually for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. SFAS No. 142 requires that indefinite-lived intangible assets be tested for impairment using a one-step process, which consists of a comparison of the fair value to the carrying value of the intangible asset. Such intangible assets are deemed to be impaired if their net book value exceeds their estimated fair value.

The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's judgment. Any changes in key assumptions about the Company's businesses and their prospects, or changes in market conditions, could result in an impairment charge.

For discussions on impairment of long-lived assets, see Note 1, "Accounting Policies — Impairment of Long-Lived Assets" and "—Goodwill and Other Intangible Assets."

Equity Investments

The Company reviews its equity investments for impairment based on its determination of whether the decline in market value of the investment below the Company's carrying value is other than temporary. In making this determination, the Company considers APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock* and related interpretations, which set forth factors to be evaluated in determining whether a loss in value should be recognized, including the Company's ability to hold its investment, the market price and market price fluctuations of the investment's publicly traded shares and inability of the investee to sustain an earnings capacity, which would justify the carrying amount of the investment. The Company's investment in ImClone is subject to this accounting. See Note 2, "Alliances and Investments" for a discussion of the Company's investment in ImClone.

For discussions on equity investments, see Note 1, "Accounting Policies — Investments" and Note 2, "Alliances and Investments."

Restructuring

To downsize and streamline operations and rationalize manufacturing facilities, the Company has periodically recorded restructuring charges. As a result, the Company has made estimates and judgments regarding its future plans, including future termination benefits and other exit costs to be incurred when the restructuring actions take place. Actual results could vary from these estimates, resulting in an adjustment to earnings.

For discussions on restructuring, see Note 1, "Accounting Policies — Restructuring" and Note 3, "Restructuring and Other Items."

Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including government investigations, shareholder lawsuits and product and environmental liability. In accordance with SFAS No. 5, *Accounting for Contingencies,* the Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated.

For discussions on contingencies, see Note 1, "Accounting Policies— Income Taxes", "—Contingencies"; Note 8, "Income Taxes"; and Note 21, "Legal Proceedings and Contingencies."

Income Taxes

As of December 31, 2004, the Company had approximately $16.9 billion of undistributed earnings of foreign subsidiaries. The Company accrued a provision for $575 million of estimated deferred taxes in the fourth quarter of 2004 in anticipation of repatriating approximately $9 billion of these earnings in 2005 pursuant to the AJCA. Taxes were not provided on the balance of undistributed earnings of approximately $7.9 billion, as the Company has invested or expects to invest these undistributed earnings permanently offshore. If in the future these earnings are repatriated to the United States, or if the Company determines such earnings will be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

The Company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. As of December 31, 2004, the Company had net deferred tax assets of $1,713 million, net of a valuation allowance of $507 million.

In addition, the Company conducts business in various countries throughout the world and is subject to tax in numerous jurisdictions. As a result of its business activities, the Company files a significant number of tax returns that are subject to audit by various tax authorities. Tax audits are often complex, as tax authorities may disagree with the treatment of items reported by the Company and may require several years to resolve. The Company has recorded accruals for tax contingencies related to potential audit exposures, including, but not limited to, transfer pricing, certain tax credits, and various state and foreign tax matters. Such accruals are based on management's judgment and best estimate as to the ultimate outcome of tax audits. Actual audit results could vary from these estimates.

For discussions on income taxes, see Note 1, "Accounting Policies—Income Taxes" and Note 8, "Income Taxes."

OUTLOOK

As previously disclosed, although anticipated sales declines due to continued exclusivity losses during 2005 and 2006 are expected to be more or less offset by growth in sales of the Company's in-line, recently launched and potential new products during the same period, changes in product mix will adversely impact gross margins because the products that have lost or are expected to lose exclusivity generally have higher margins. In addition, earnings will be adversely affected by the Company's investments to support the introduction of new products and the development and launch of additional new compounds. In 2007, based on management's current estimates of growth of the Company's in-line and recently launched products and a risk-adjusted assessment of potential new product launches, the Company expects earnings growth will resume. The Company has and will continue to rationalize its cost base in line with its strategy to increase its sales and marketing emphasis on specialists and high value primary care physicians.

As previously disclosed, the Company has experienced substantial revenue losses in the last few years due to the expiration of market exclusivity protection for certain of its products. The Company expects substantial incremental revenue losses in each of 2005, 2006 and 2007 representing continuing declines in revenues of those products as well as declines in revenues of certain additional products that will lose market exclusivity primarily in 2005 and 2006. For 2005, the Company estimates reductions of net sales in the range of $1.4 billion to $1.5 billion from the 2004 levels for products which have lost or will lose exclusivity protection in 2003, 2004 or 2005, specifically *Monopril* in the United States, Canada and Europe, Glucophage XR and Glucovance in the United States, *Cefzil* in the United States, *Paraplatin* in the United States, *Videx* EC in the United States, *TAXOL®* in Europe and *Pravachol* in Europe. The Company also expects substantial incremental revenue losses in each of 2006 and 2007 representing continuing declines in net sales of the products that lost exclusivity protection in 2002, 2003 and 2004 and additional declines attributable to products that will lose exclusivity protection primarily in 2005 and 2006. These products (and the years in which they lose exclusivity protection) include Glucophage/Glucovance/Glucophage XR in the United States (2002 to 2004), *TAXOL®* in Europe and Japan (2003); *Pravachol* in the United States (2006) and in Europe (2002 to 2007); *Paraplatin* in the United States (2004); *Monopril* in the United States (2003); Canada (2003) and Europe (2001 to 2008); *Zerit* in the United States (2008); and in Europe (2007 to 2011); *Cefzil* in the United States (2005); and in Europe (2004 to 2009); and *Videx* / *Videx* EC (2004 to 2009). The timing and amounts of sales reductions from exclusivity losses, their realization in particular periods and the eventual levels of remaining sales revenues are uncertain and dependent on the levels of sales at the time exclusivity protection ends, the timing and degree of development of generic competition (speed of approvals, market entry and impact) and other factors.

Pravachol, an HMG Co-A reductase inhibitor (statin), had net sales of $2.6 billion in 2004. During 2004, the Company experienced increased competition for *Pravachol* from established brands and new entrants. U.S. prescriptions for *Pravachol* declined 10% in 2004 compared to 2003. While the product has begun to lose exclusivity in some markets, between now and its anticipated loss of U.S. exclusivity in April 2006, its expected rate of decline in sales and in market share could be accelerated by increased competition from established brands and new entrants.

The Company's expectations for future sales growth include substantial expected increases in sales of Plavix, which had net sales of $3.3 billion for 2004, and is currently the Company's largest product ranked by net sales. The composition of matter patent for Plavix, which expires in 2011, is currently the subject of litigation in the United States. Similar proceedings involving Plavix have been instituted outside the United States. The Company continues to believe that the patent is valid and that it is infringed, and with its alliance partner and patent-holder Sanofi, is vigorously pursuing these cases. It is not possible at this time reasonably to assess the outcome of these litigations, or, if there were an adverse determination in these litigations, the timing of potential generic competition for Plavix. However, if generic competition were to occur, the Company believes it is very unlikely to occur before the second half of 2005.

The Company and its subsidiaries are the subject of a number of significant pending lawsuits, claims, proceedings and investigations. It is not possible at this time reasonably to assess the final outcome of these investigations or litigations. Management continues to believe, as previously disclosed, that during the next few years, the aggregate impact, beyond current reserves, of these and other legal matters affecting the Company is reasonably likely to be material to the Company's results of operations and cash flows, and may be material to its financial condition and liquidity. The Company's expectations for the next several years described above do not reflect the potential impact of litigation on the Company's results of operations.

Cautionary Factors That May Affect Future Results

This annual report and other written and oral statements the Company makes from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "target", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, the Company's goals, plans and projections regarding its financial position, results of operations, cash flows, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings and financial results, which are based on current expectations that involve inherent risks and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years.

Although it is not possible to predict or identify all factors, they may include but are not limited to the following:

- New government laws and regulations, such as (i) health care reform initiatives in the United States at the state and federal level and in other countries; (ii) changes in the FDA and foreign regulatory approval processes that may cause delays in approving, or preventing the approval of, new products; (iii) tax changes such as the phasing out of tax benefits heretofore available in the United States and certain foreign countries; (iv) new laws, regulations and judicial decisions affecting pricing or marketing within or across jurisdictions; and (v) changes in intellectual property law.

- Competitive factors, such as (i) new products developed by competitors that have lower prices or superior performance features or that are otherwise competitive with the Company's current products; (ii) generic competition as the Company's products mature and patents expire on products; (iii) technological advances and patents attained by competitors; (iv) problems with licensors, suppliers and distributors; and (v) business combinations among the Company's competitors or major customers.

- Difficulties and delays inherent in product development, manufacturing and sale, such as (i) products that may appear promising in development but fail to reach market or be approved for additional indications for any number of reasons, including efficacy or safety concerns, the inability to obtain necessary regulatory approvals and the difficulty or excessive cost to manufacture; (ii) failure of any of our products to achieve or maintain commercial viability; (iii) seizure or recalls of pharmaceutical products or forced closings of manufacturing plants; (iv) the failure to obtain, the imposition of limitations on the use of, or loss of patent and other intellectual property rights; (v) failure of the Company or any of its vendors or suppliers to comply with Current Good Manufacturing Practices and other application regulations and quality assurance guidelines that could lead to temporary manufacturing shutdowns, product shortages and delays in product manufacturing; and (vi) other manufacturing or distribution problems including changes in manufacturing production sites and manufacturing capacity due to regulatory requirements, changes in types of products produced, such as biologics, or physical limitations that could impact continuous supply.

- Legal difficulties, including lawsuits, claims, proceedings and investigations, any of which can preclude or delay commercialization of products or adversely affect operations, profitability, liquidity or financial condition, including (i) intellectual property disputes; (ii) adverse decisions in litigation, including product liability and commercial cases; (iii) the inability to obtain adequate insurance with respect to this type of liability; (iv) recalls of pharmaceutical products or forced closings of manufacturing plants; (v) the failure to fulfill obligations under supply contracts with the government and other customers, which may result in liability; (vi) government investigations, including those relating to wholesaler inventory, financial restatement and product pricing and promotion; (vii) claims asserting violations of securities, antitrust, federal and state pricing and other laws; (viii) environmental, health and safety matters; and (ix) tax liabilities. There can be no assurance that there will not be an increase in scope of these matters or that any future lawsuits, claims, proceedings or investigations will not be material.

- Increasing pricing pressures worldwide, including rules and practices of managed care groups and institutional and governmental purchasers, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and health care reform and potential impact of importation legislative or otherwise, pharmaceutical reimbursement and pricing in general.

- Fluctuations in buying patterns and inventory levels of major distributors, retail chains and other trade buyers, which may result from seasonality, pricing, wholesaler buying decisions (including the effect of incentives offered), the Company's wholesaler inventory management policies (including the workdown or other changes in wholesaler inventory levels) or other factors.

- Greater than expected costs and other difficulties, including unanticipated effects and difficulties of acquisitions, dispositions and other events, including obtaining regulatory approvals in connection with evolving business strategies, legal defense costs, insurance expense, settlement costs and the risk of an adverse decision related to litigation.

- Changes to advertising and promotional spending and other categories of spending that may affect sales.

- Changes in product mix that may affect margins.

- Changes in the Company's structure, operations, revenues, costs, staffing or efficiency resulting from acquisitions, divestitures, mergers, alliances, restructurings or other strategic initiatives.

- Economic factors over which the Company has no control, such as changes of business and economic conditions including, but not limited to, changes in interest rates and fluctuation of foreign currency exchange rates.

- Changes in business, political and economic conditions due to political or social instability, military or armed conflict, nationalization of assets, debt or payment moratoriums, other restrictions on commerce, and actual or threatened terrorist attacks in the United States or other parts of the world and related military action.

- Changes in accounting standards promulgated by the FASB, the SEC or the AICPA, which may require adjustments to financial statements.

- Capacity, efficiency, reliability, security and potential breakdown, invasion, destruction or interruption of information systems.

- Reliance of the Company on vendors, partners and other third parties to meet their contractual, regulatory and other obligations in relation to their arrangements with the Company.

- Results of clinical studies relating to the Company's or a competitor's products.

Although the Company believes it has been prudent in its plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. The Company undertakes no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk due to changes in currency exchange rates and interest rates. To reduce that risk, the Company enters into certain derivative financial instruments, when available on a cost-effective basis, to hedge its underlying economic exposure. These instruments are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets. Derivative financial instruments are not used for speculative purposes. Gains and losses on hedging transactions are offset by gains and losses on the underlying exposures being hedged. Any ineffective portion of hedges is reported in earnings as it occurs.

Foreign exchange option contracts and forward contracts are used to hedge anticipated transactions. The Company's primary foreign currency exposures in relation to the U.S. dollar are the euro, Japanese yen, Canadian dollar and Mexican peso.

The table below summarizes the Company's outstanding foreign exchange contracts as of December 31, 2004. The fair value of all foreign exchange contracts is based on year-end currency rates (and the Black-Scholes model in the case of option contracts). The fair value of option contracts and forward contracts should be viewed in relation to the fair value of the underlying hedged transactions and the overall reduction in exposure to adverse fluctuations in foreign currency exchange rates.

Dollars in Millions, Except Currency Rates	Weighted Average Strike Price	Notional Amount	Fair Value	Maturity
Foreign Exchange Forwards:				
Australian Dollar	.71	$ 157	$ (12)	2005/2006
British Pound	1.74	101	(9)	2005
Canadian Dollar	1.33	426	(46)	2005-2007
Euro	1.23	2,270	(257)	2005/2006
Polish Zloty	3.62	60	(9)	2005/2006
Swedish Krona	7.35	71	(8)	2005/2006
Swiss Franc	1.21	130	(10)	2005/2006
All Others		195	(16)	2005/2006
Option Contracts				
Japanese Yen	111.70	51	5	2005
Total Contracts		$3,461	$(362)	

At December 31, 2004, the Company held option and forward exchange contracts with maturity dates from 2005 to 2007. The notional amounts and fair values of these maturity dates are expressed in the table below:

Year of Maturity	Notional Amount (in millions)	Fair Value (in millions)
2005	$1,958	$(232)
2006	1,473	(128)
2007	30	(2)

At December 31, 2004, the Company held option contracts with an aggregate notional amount and fair value of $51 million and $5 million, respectively. These options give the Company the right to buy Japanese Yen at specified rates. The Company also held forward contracts with an aggregate notional amount of $3,410 million. The fair value of the forward contracts was $367 million and was recorded as a current liability. These contracts primarily related to exposures in euro, Canadian dollar and Australian dollar. The Company is obligated to settle forward contracts based on the specified contract rates. As of December 31, 2004, the balance of deferred net after-tax losses of option and forward contracts included in accumulated other comprehensive income was $267 million, of which $168 million is estimated to be reclassified into earnings within the next 12 months.

For the year ended December 31, 2004, the impact of hedge ineffectiveness on earnings was a loss of $4 million. Additionally, the Company uses forward contracts to offset its exposure to certain currency assets and liabilities. These forward contracts are not designated as hedges and, therefore, changes in the fair value of these derivatives are recognized in earnings as they occur. As of December 31, 2004 the Company recorded a loss of $7 million related to forward exchange contracts that did not qualify for hedge accounting treatment.

At December 31, 2003, the Company held option and forward exchange contracts with an aggregate notional amount and fair value of $2,488 million and $(265) million, respectively. These contracts primarily related to exposures in euro, Japanese Yen, Canadian dollar, and Australian dollar.

In addition to the foreign exchange hedge contracts noted above, the Company also uses foreign exchange forward contracts to hedge foreign currency denominated monetary assets and liabilities. The primary objective of these foreign exchange forward contracts is to protect the U.S. dollar value of foreign currency denominated monetary assets and liabilities from the effects of volatility in foreign exchange that might occur prior to their receipt or settlement in U.S. dollars. These foreign currency denominated monetary assets and liabilities are primarily denominated in Japanese yen and euro. The forward contracts are not designated as hedges and are marked to market through other income/expense. The notional and fair value amount of these foreign exchange forward contracts at December 31, 2004 is $325 million and $6 million, respectively.

The Company uses derivative instruments as part of its interest rate risk management policy. The derivative instruments used include interest rate swaps, which are subject to fair-value hedge accounting treatment. During 2004, 2003 and 2002, the Company executed several fixed-to-floating interest rate swaps to convert $6.2 billion of the Company's fixed rate debt to be paid in 2006, 2008, 2011, 2013, 2023 and 2026 to variable rate debt. For the year ended December 31, 2004, the Company recognized a net reduction in interest expense of $151 million that reflects the benefit of the lower floating rate obtained in the swap agreement. SFAS No. 133 requires the revaluation, at fair value, of the swap contracts as well as the underlying debt being hedged. As such, the swap contracts and the underlying debt have been revalued, resulting in an increase in non-current assets of $76 million, short-term liabilities of $1 million and long-term debt of $75 million, and an increase in non-current assets and long-term debt of $40 million at December 31, 2004 and 2003, respectively. Swap contracts are generally held to maturity and are not used for speculative purposes. The following table summarizes the interest rate swaps outstanding as of December 31, 2004:

Dollars in Millions	Notional Amount of Underlying Debt	Variable Rate Received	Maturity	Fair Value
Interest Rate Contracts				
Swaps associated with 4.75% Notes due 2006	$2,000	1 month U.S.$ LIBOR +1.04%	2006	$13
Swaps associated with 4.00% Notes due 2008	400	1 month U.S.$ LIBOR +0.35%	2008	(1)
Swaps associated with 5.75% Notes due 2011	2,500	1 month U.S.$ LIBOR +1.50%	2011	4
Swaps associated with 5.25% Notes due 2013	600	1 month U.S.$ LIBOR +0.42%	2013	17
Swaps associated with 7.15% Notes due 2023	350	1 month U.S.$ LIBOR +1.66%	2023	20
Swaps associated with 6.8% Notes due 2026	350	1 month U.S.$ LIBOR +1.24%	2026	22
	$6,200			$75

At December 31, 2003, the Company held interest rate swap contracts with a notional value of $5,500 million and a fair value of $40 million.

It is estimated that a 10% change in interest rate structure would not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

The Company had $8,463 million and $8,522 million of long-term debt outstanding at December 31, 2004 and 2003, respectively. See Note 15, "Short-Term Borrowings and Long-Term Debt" and Note 17, "Financial Instruments" for additional information.

The Company maintains cash, cash equivalents and marketable securities with various financial institutions, in order to limit exposure to any one financial institution. These financial institutions are headquartered primarily in North America and Europe.

Consolidated Statement of Earnings

Dollars in Millions, Except per Share Data	Year Ended December 31, 2004	2003	2002
Earnings			
Net Sales	**$19,380**	$18,653	$16,208
Cost of products sold	**5,989**	5,406	4,691
Marketing, selling and administrative	**5,016**	4,620	4,081
Advertising and product promotion	**1,411**	1,415	1,142
Research and development	**2,500**	2,279	2,206
Acquired in-process research and development	**63**	–	169
Provision for restructuring and other items, net	**104**	26	14
Litigation charges, net	**420**	199	659
Gain on sales of businesses/product lines	**(320)**	–	(30)
Asset impairment charge for investment in ImClone	**–**	–	379
Equity in net income of affiliates	**(273)**	(151)	(80)
Other expense, net	**52**	179	229
Total expenses	**14,962**	13,973	13,460
Earnings from Continuing Operations Before Minority Interest and Income Taxes	**4,418**	4,680	2,748
Provision for income taxes	**1,519**	1,210	386
Minority interest, net of taxes	**521**	373	303
Earnings from Continuing Operations	**2,378**	3,097	2,059
Discontinued Operations			
Net earnings	**10**	9	40
Net gain on disposal	**–**	–	38
	10	9	78
Net Earnings	**$ 2,388**	$ 3,106	$ 2,137
Earnings per Common Share			
Basic			
Earnings from Continuing Operations	**$1.23**	$1.60	$1.07
Discontinued Operations			
Net earnings	**–**	–	.02
Net gain on disposal	**–**	–	.02
	–	–	.04
Net Earnings	**$1.23**	$1.60	$1.11
Diluted			
Earnings from Continuing Operations	**$1.21**	$1.59	$1.06
Discontinued Operations			
Net earnings	**–**	–	.02
Net gain on disposal	**–**	–	.02
	–	–	.04
Net Earnings	**$1.21**	$1.59	$1.10
Average Common Shares Outstanding			
Basic	**1,942**	1,937	1,936
Diluted	**1,976**	1,950	1,942
Dividends declared per common share	**$1.12**	$1.12	$1.12

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income and Retained Earnings

Dollars in Millions	2004	2003	2002
Comprehensive Income			
Net Earnings	**$2,388**	$ 3,106	$ 2,137
Other Comprehensive Income:			
Foreign currency translation, net of tax benefit of $48 in 2004, $25 in 2003 and $53 in 2002	**208**	233	161
Deferred losses on derivatives qualifying as hedges, net of tax liability of $1 in 2004 and the tax benefit of $65 in 2003 and $19 in 2002	**(51)**	(171)	(25)
Minimum pension liability adjustment, net of tax benefit of $42 in 2004, $17 in 2003, $43 in 2002	**(93)**	(36)	(89)
Available for sale securities, net of tax liability of $13 in 2003	**(1)**	23	1
Total Other Comprehensive Income	**63**	49	48
Comprehensive Income	**$2,451**	$3,155	$2,185
Retained Earnings			
Retained Earnings, January 1	**$19,439**	$18,503	$18,530
Net earnings	**2,388**	3,106	2,137
	21,827	21,609	20,667
Cash dividends declared	**(2,176)**	(2,170)	(2,168)
Zimmer common stock dividend	**—**	—	4
Retained Earnings, December 31	**$19,651**	$19,439	$18,503

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet

Dollars in Millions	December 31, 2004	2003
Assets		
Current Assets:		
Cash and cash equivalents	**$3,680**	$2,549
Marketable securities	**3,794**	3,013
Receivables, net of allowances of $178 and $154	**4,373**	3,660
Inventories, including consignment inventory	**1,830**	1,601
Deferred income taxes, net of valuation allowances	**805**	864
Prepaid expenses	**319**	310
Total Current Assets	**14,801**	11,997
Property, plant and equipment, net	**5,765**	5,712
Goodwill	**4,905**	4,836
Other intangible assets, net	**1,866**	1,732
Deferred income taxes, net of valuation allowances	**1,129**	1,234
Other assets	**1,969**	1,937
Total Assets	**$30,435**	$27,448
Liabilities		
Current Liabilities:		
Short-term borrowings	**$1,883**	$232
Accounts payable	**2,127**	1,893
Accrued expenses	**2,838**	2,661
Accrued rebates and returns	**1,209**	1,082
U.S. and foreign income taxes payable	**1,023**	707
Dividends payable	**545**	543
Accrued litigation liabilities	**186**	267
Deferred revenue on consigned inventory	**32**	76
Total Current Liabilities	**9,843**	7,461
Other liabilities	**1,927**	1,679
Long-term debt	**8,463**	8,522
Total Liabilities	**20,233**	17,662
Commitments and contingencies		
Stockholders' Equity		
Preferred stock, $2 convertible series: Authorized 10 million shares; issued and outstanding 7,476 in 2004 and 8,039 in 2003, liquidation value of $50 per share	**–**	–
Common stock, par value of $.10 per share: Authorized 4.5 billion shares; 2,202 million issued in 2004 and 2,201 million issued in 2003	**220**	220
Capital in excess of par value of stock	**2,491**	2,477
Restricted stock	**(57)**	(55)
Accumulated other comprehensive loss	**(792)**	(855)
Retained earnings	**19,651**	19,439
	21,513	21,226
Less cost of treasury stock—255 million common shares in 2004 and 261 million in 2003	**(11,311)**	(11,440)
Total Stockholders' Equity	**10,202**	9,786
Total Liabilities and Stockholders' Equity	**$30,435**	$27,448

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

Dollars in Millions	Year Ended December 31, 2004	2003	2002
Cash Flows From Operating Activities:			
Net earnings	**$2,388**	$3,106	$2,137
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**593**	491	427
Amortization	**316**	298	308
Deferred income tax (benefit)/expense	**286**	249	(471)
Litigation settlement expense	**420**	199	669
Provision for restructuring and other items	**104**	29	68
Gain on sales of businesses/product lines (including discontinued operations)	**(320)**	–	(95)
Acquired in-process research and development	**63**	–	160
Loss (gain) on disposal of property, plant, and equipment and investment in other companies	**18**	(3)	20
Undistributed (earnings)/losses of affiliates, net	**7**	66	24
Unfunded pension expense	**(91)**	(195)	(520)
Impairment charges and asset write-offs	**–**	26	438
Changes in operating assets and liabilities:			
Receivables	**(556)**	(549)	906
Inventories	**(133)**	127	200
Prepaid expenses	**2**	50	13
Other assets	**16**	(70)	799
Deferred revenue on consigned inventory	**(44)**	(394)	(1,556)
Litigation settlement payments	**(500)**	(526)	(108)
Accounts payable and accrued expenses	**248**	394	(212)
Product liability	**38**	(3)	4
U.S. and foreign income taxes payable	**220**	147	(2,386)
Other liabilities	**101**	70	120
Net Cash Provided by Operating Activities	**3,176**	3,512	945
Cash Flows From Investing Activities:			
Purchases, net of sales and maturities, of marketable securities	**(779)**	(1,385)	(520)
Additions to property, plant and equipment and capitalized software	**(676)**	(937)	(1,075)
Proceeds from disposal of property, plant and equipment and investment in other companies	**35**	59	27
Proceeds from sales of businesses/product lines	**364**	–	159
ImClone milestone payment	**(250)**	–	–
Purchase of Acordis Specialty Fibres	**(150)**	–	–
Purchases of trademarks, patents and licenses and other businesses	**(133)**	(53)	(78)
Investments in other companies	**(4)**	(85)	(133)
Divestiture and acquisition costs	**(29)**	(18)	(410)
Net Cash Used in Investing Activities	**(1,622)**	(2,419)	(2,030)
Cash Flows From Financing Activities:			
Short-term borrowings, net of repayments	**1,558**	(1,189)	1,164
Long-term debt borrowings	**15**	2,286	6
Long-term debt repayments	**(3)**	(3)	(9)
Issuances of common stock under stock plans	**141**	44	138
Purchases of treasury stock	**–**	–	(164)
Dividends paid	**(2,174)**	(2,169)	(2,168)
Net Cash Used in Financing Activities	**(463)**	(1,031)	(1,033)
Effect of Exchange Rates on Cash	**40**	36	17
Increase (Decrease) in Cash and Cash Equivalents	**1,131**	98	(2,101)
Cash and Cash Equivalents at Beginning of Year	**2,549**	2,451	4,552
Cash and Cash Equivalents at End of Year	**$3,680**	$2,549	$2,451

The accompanying notes are an integral part of these financial statements.

Note 1 ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Bristol-Myers Squibb Company (BMS, the Company or Bristol-Myers Squibb) and all of its controlled majority owned subsidiaries. All intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions are employed in estimates used in determining values of intangible assets, restructuring charges and accruals, sales rebate and return accruals, legal contingencies and tax assets and tax liabilities, as well as in estimates used in applying the revenue recognition policy and accounting for retirement and postretirement benefits (including the actuarial assumptions). Actual results could differ from estimated results.

Revenue Recognition

The Company recognizes revenue when substantially all the risks and rewards of ownership have transferred to the customer. In the case of certain sales made by the Nutritionals and Other Healthcare segments and certain non-U.S. businesses within the Pharmaceuticals segment, revenue is recognized on the date of receipt by the purchaser. Revenues are reduced at the time of sale to reflect expected returns that are estimated based on historical experience. Additionally, provisions are made at the time of sale for all discounts, rebates and estimated sales allowances based on historical experience, updated for changes in facts and circumstances, as appropriate. Such provisions are recorded as a reduction of revenue.

In the case of sales made to wholesalers (1) as a result of incentives, (2) in excess of the wholesaler's ordinary course of business inventory level, (3) at a time when there was an understanding, agreement, course of dealing or consistent business practice that the Company would extend incentives based on levels of excess inventory in connection with future purchases and (4) at a time when such incentives would cover substantially all, and vary directly with, the wholesaler's cost of carrying inventory in excess of the wholesaler's ordinary course of business inventory level, substantially all the risks and rewards of ownership do not transfer upon shipment and accordingly, such sales should be accounted for using the consignment model. The determination of when, if at all, sales to a wholesaler meet the foregoing criteria involves evaluation of a variety of factors and a number of complex judgments. Under the consignment model, the Company does not recognize revenue upon shipment of product. Rather, upon shipment of product the Company invoices the wholesaler, records deferred revenue at gross invoice sales price and classifies the inventory held by the wholesalers as consignment inventory at the Company's cost of such inventory. The Company recognizes revenue when the consignment inventory is no longer subject to incentive arrangements but not later than when such inventory is sold through to the wholesalers' customers, on a first-in first-out (FIFO) basis.

Sales Rebate and Return Accruals

Medicaid rebate accruals were $372 million and $233 million at December 31, 2004 and 2003, respectively; Women, Infants and Children (WIC) rebate accruals were $234 million and $208 million, respectively; and managed health care rebate and other contractual discount accruals were $198 million and $249 million at December 31, 2004 and 2003, respectively. These and other rebate accruals were established in the same period the related revenue was recognized, resulting in a reduction to sales and the establishment of a liability, which is included in accrued liabilities. An accrual is recorded based on an estimate of the proportion of recorded revenue that will result in a rebate or return. Prime vendor charge-back accruals, established in a similar manner, are recorded as a reduction to accounts receivable and were $106 million and $101 million at December 31, 2004 and 2003, respectively.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

As of December 31, 2004, the Company had approximately $16.9 billion of undistributed earnings of foreign subsidiaries. The Company accrued a provision for $575 million of estimated deferred taxes in the fourth quarter of 2004 in anticipation of repatriating approximately $9 billion of these earnings in 2005 pursuant to the American Jobs Creation Act of 2004 (AJCA). Taxes were not provided on the balance of undistributed earnings of approximately $7.9 billion, as the Company has invested or expects to invest these undistributed earnings permanently offshore. If in the future these earnings are repatriated to the United States, or if the Company determines such earnings will be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

The AJCA provides for a temporary 85 percent dividends received deduction for certain cash distributions of the earnings of foreign subsidiaries. The deduction would result in a federal tax rate of approximately 5.25% on the repatriated earnings (assuming a marginal federal tax rate of 35% on those earnings). To qualify for the deduction, the repatriated earnings must be reinvested in the United States pursuant to a domestic reinvestment plan approved by a company's chief executive officer and by its board of directors. In January 2005, the Department of Treasury issued guidelines for permitted investments under the plan. The Company expects to meet the requirements and criteria to qualify for the deduction. However, several provisions in the AJCA require further clarification which may be addressed in the coming months by the Treasury or Congress. The Company's estimate of the tax cost related to the repatriation at December 31, 2004 was based on tax laws then in effect. To the extent the tax laws and guidance changes, the estimate will be revised. The Company's estimate may also be revised as a result of any changes in the Company's factual assumptions that may occur.

Under the guidance of the Financial Accounting Standards Board (FASB), Staff Position (FSP) No. 109-1, *Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,* this deduction will be treated as a "special deduction" as described in Statement of Financial Accounting Standards (SFAS) No. 109. As such, the special deduction will not affect deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on the Company's tax return.

The Company establishes liabilities for possible assessments by tax authorities resulting from known tax exposures. Such amounts represent a reasonable provision for taxes ultimately expected to be paid, and may need to be adjusted over time as more information becomes known.

Cash and Cash Equivalents

Cash equivalents are primarily highly liquid investments with original maturities of three months or less at the time of purchase, and are recorded at cost, which approximates fair value.

Marketable Securities

The Company accounts for marketable securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The Company determined the appropriate classification of all marketable securities was "available-for-sale" at the time of purchase. As such, at December 31, 2004 and 2003, all of the Company's investments in marketable securities were reported at fair value. Unrealized gains and losses are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income as an addition to or deduction from the coupon interest earned on the investments. The Company follows its investment managers' method of determining the cost basis in computing realized gains and losses on the sale of its available-for-sale securities, which is the average cost method. Realized gains and losses are included in other income (expense).

Inventory Valuation

Inventories are generally stated at average cost, not in excess of market.

Capital Assets and Depreciation

Expenditures for additions, renewals and improvements are capitalized at cost. Depreciation is generally computed on a straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of the major classes of depreciable assets are 50 years for buildings and 3 to 40 years for machinery, equipment and fixtures. The Company periodically evaluates whether current events or circumstances indicate that the carrying value of its depreciable assets may not be recoverable.

Impairment of Long-Lived Assets

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*. The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements of the Company. SFAS No. 144 establishes the accounting for impairment of long-lived tangible and intangible assets other than goodwill and for the disposal of a segment of a business. Pursuant to SFAS No. 144, the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Capitalized Software

Certain costs to obtain internal use software for significant systems projects are capitalized and amortized over the estimated useful life of the software, which ranges from three to ten years. Costs to obtain software for projects that are not significant are expensed as incurred. Capitalized software, net of accumulated amortization, included in other assets, was $394 million and $407 million, at December 31, 2004 and 2003, respectively. Amortization expense was $90 million, $71 million and $39 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Investments

In January 2003, the Company adopted FASB Interpretation No. 46 (FIN 46 or Interpretation), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*. FIN 46 clarifies the application of Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (VIEs). The FASB issued a revision to FIN 46 (FIN 46-R) in December 2003. FIN 46-R is effective for the interim period ending March 31, 2004 for all new or existing VIEs. The adoption of FIN 46 had no effect on the Company's financial statements.

If an entity does not meet the definition of a VIE under FIN 46, the Company accounts for the entity under the provisions of ARB No. 51, *Consolidated Financial Statements, as amended by SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries*, which requires that the Company consolidates all majority (more than 50%) owned subsidiaries where it has the ability to exercise control. The Company accounts for 50% or less owned companies over which it has the ability to exercise significant influence using the equity method of accounting. The Company's share of net income or losses of equity investments is included in equity in net income of affiliates in the consolidated statement of earnings. The Company periodically reviews these equity investments for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary. During 2002, the Company recorded an asset impairment charge of $379 million for an other-than-temporary decline in the market value of ImClone Systems Incorporated (ImClone).

Long-term investments in securities, which comprise marketable equity securities and securities and investments for which market values are not readily available, are included in other assets. Marketable equity securities are classified as available-for-sale and reported at fair value. Fair value is based on quoted market prices as of the end of the reporting period. Securities and investments for which market values are not readily available are carried at cost. Unrealized gains and losses are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in stockholders' equity until sold. At the time of sale, any gains or losses are calculated by the specific identification method and recognized in other (income)/expense. Losses are also recognized in income when a decline in market value is deemed to be other than temporary.

Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002, with certain provisions adopted as of July 1, 2001 with respect to amortization of goodwill arising from acquisitions made after June 30, 2001. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. Under SFAS No. 142, goodwill is no longer amortized but is subject to annual impairment tests.

In accordance with SFAS No. 142, goodwill is tested for impairment upon adoption of the new standard and annually thereafter. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step measures the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. The Company has completed its goodwill impairment assessment, which indicated no impairment of goodwill.

Other intangible assets, consisting of patents, trademarks, technology and licenses, are amortized on a straight-line basis over their useful lives, ranging from 3 to 17 years. SFAS No. 142 requires that indefinite-lived intangible assets be tested for impairment using a one-step process, which consists of a comparison of the fair value to the carrying value of the intangible asset. Such intangible assets are deemed to be impaired if their net book value exceeds their estimated fair value. All other intangible assets are evaluated for impairment in accordance with SFAS No. 144 as described under "Impairment of Long-Lived Assets" above.

Restructuring

To downsize and streamline operations and rationalize manufacturing facilities, the Company has periodically recorded restructuring charges. As a result, the Company has made estimates and judgments regarding its future plans, including future termination benefits and other exit costs when approved and incurred, Actual results could vary from these estimates, resulting in an adjustment to earnings.

Product Liability

Accruals for product liability are recorded on an undiscounted basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on existing information. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. Receivables for related insurance or other third-party recoveries for product liabilities are recorded, on an undiscounted basis, when it is probable that a recovery will be realized and classified as a reduction of litigation charges in the consolidated statement of earnings.

Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, product liability, environmental liability and tax matters. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. For a discussion of contingencies, reference is made to Note 8, "Income Taxes" and Note 21, "Legal Proceedings and Contingencies".

Derivative Financial Instruments

Derivative financial instruments are used by the Company principally in the management of its interest rate and foreign currency exposures. The Company does not hold or issue derivative financial instruments for speculative purposes.

The Company records all derivative instruments on the balance sheet at fair value. Changes in a derivative's fair value are recognized in earnings unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the consolidated statement of earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are subsequently recognized in the consolidated statement of earnings when the hedged item affects earnings; cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options the entire change in fair value is included in the measurement of hedge effectiveness for cash flow hedges. Ineffective portions of changes in the fair value of cash flow hedges, if any, are recognized as a charge or credit to earnings.

The Company designates and assigns derivatives as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company immediately recognizes the gain or loss on the designated hedging financial instruments in the consolidated statement of earnings.

Shipping and Handling Costs

The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs, when charged, are included in marketing, selling and administrative expenses and for 2004, 2003 and 2002 were $245 million, $243 million and $231 million, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $479 million, $448 million and $393 million in 2004, 2003 and 2002, respectively.

Milestone Payments

The Company from time to time will enter into strategic alliances with third parties, which give the Company rights to develop, manufacture, market and/or sell pharmaceutical products, the rights to which are owned by such third parties. As a result of these alliances, the Company may be obligated to make payments to alliance partners contingent upon the achievement of certain pre-determined criteria. For milestones achieved prior to marketing approval of the product, such payments are expensed as research and development. After product approval, any additional milestones are capitalized and amortized to cost of products sold over the remaining useful life of the asset. All capitalized milestone payments are tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Acquired In-Process Research and Development

The fair value of in-process research and development acquired in a business combination is determined by independent appraisal and based on the present value of each research project's projected cash flows. An income approach is utilized that is consistent with guidance in the practice aid *Assets Acquired in Business Combinations to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries* issued by the American Institute of Certified Public Accountants. Future cash flows are predominately based on the net income forecast of each project consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and the life of each research project's underlying patent. In determining the fair value of each research project, expected revenues are first adjusted for technical risk of completion. The resulting cash flows are then discounted at a rate approximating the Company's weighted average cost of capital. Other acquired in-process research and development is expensed as incurred when the underlying product has not received regulatory approval and does not have any future alternative use. In addition, costs that are nonrefundable, related to the acquisition or licensing of products that have not yet received regulatory approval to be marketed and that have no alternative future use are charged to earnings as incurred.

Earnings Per Share

Basic earnings per common share are computed using the weighted-average number of shares outstanding during the year. Diluted earnings per common share are computed using the weighted-average number of shares outstanding during the year plus the incremental shares outstanding assuming the exercise of dilutive stock options, restricted stock and convertible instruments.

Foreign Currency Translation

The net assets of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account, which is included in other comprehensive income.

Stock Compensation Plans

Currently, the Company applies Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for its stock-based compensation plans and discloses the pro forma net income and related pro forma income per share information in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation,* and SFAS No. 148, *Accounting for Stock-Based Compensation Costs—Transition and Disclosure.* The Company does not recognize compensation expense for stock options granted under the plans as the exercise price of the option on the date of grant is equal to the fair market value as of that date. For grants of restricted stock, the Company recognizes compensation expense on a straight-line basis over the period that the restrictions expire.

The following table summarizes the Company's results on a pro forma basis as if it had recorded compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed in SFAS No. 123 for 2004, 2003 and 2002:

Dollars in Millions, Except per Share Data	**2004**	2003	2002
Net Earnings:			
As reported	**$2,388**	$3,106	$2,137
Total stock-based employee compensation expense, included in reported net income, net of related tax effects	**19**	14	12
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(138)**	(195)	(261)
Pro forma	**$2,269**	$2,925	$1,888
Basic earnings per share:			
As reported	**$1.23**	$1.60	$1.11
Pro forma	**1.17**	1.51	.98
Diluted earnings per share:			
As reported	**$1.21**	$1.59	$1.10
Pro forma	**1.15**	1.50	.97

Options related to discontinued operations have no impact on basic and diluted earnings per share. See Note 16, "Stockholders' Equity" for additional information.

Recently Issued Accounting Standards

In December 2004, the FASB issued revised SFAS No. 123 (SFAS No. 123R), *Share-Based Payment.* This standard eliminates the ability to account for share-based compensation transactions using the intrinsic value-based method under APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and requires instead that such transactions be accounted for using a fair-value-based method. SFAS No. 123R is effective for financial statements issued for the first interim period beginning after June 15, 2005. Currently, the Company discloses the pro forma net income and related pro forma income per share information in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation,* and SFAS No. 148, *Accounting for Stock-Based Compensation Costs—Transition and Disclosure.* The Company is evaluating the impact of this statement which could have a material impact on its results of operations.

In December 2004, the FASB issued FSP No. 109-1, *Application of SFAS No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.* The effect of the adoption of FSP No. 109-1 is not material to the Company's consolidated financial statements. See Income Taxes above.

In December 2004, the FASB issued FAS 153, *Exchanges of Nonmonetary Assets.* The provisions of this Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of this Statement should be applied prospectively, and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, *Accounting for Nonmonetary Transactions,* and replaces it with an exception for exchanges that do not have commercial substance. The adoption of this accounting pronouncement is not expected to have a material effect on the consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs—an Amendment of ARB No. 43, Chapter 4.* The standard requires abnormal amounts of idle facility and related expenses to be recognized as current period charges and also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact that this statement will have on its financial position and results of operations.

In June 2004, the FASB issued FSP No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the Medicare Act). The Medicare Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-2 requires that the effects of the new law be accounted for under SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.* The Company adopted FSP No. 106-2 in the third quarter of 2004, retroactive to January 1, 2004. There was a reduction in net periodic benefit cost for other benefits of $8 million for 2004, based on the re-measurement of the accumulated postretirement benefit obligation as of January 1, 2004. The effect of the adoption of FSP No. 106-2 was not material to the Company's consolidated financial statements. See Note 20, "Pension and Other Postretirement Benefit Plans."

In March 2004, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-06, *Participating Securities and the Two-Class Method Under FAS 128,* which requires the use of the two-class method of computing earnings per share for those enterprises with participating securities or multiple classes of common stock. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF No. 03-06 did not affect the Company's consolidated financial statements.

In December 2003, the FASB revised FIN 46, *Consolidation of Variable Interest Entities.* FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 (as revised) apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. This accounting pronouncement did not have a material effect on the consolidated financial statements.

Note 2 ALLIANCES AND INVESTMENTS

Sanofi-Aventis

The Company has agreements with Sanofi-Aventis (Sanofi) for the codevelopment and cocommercialization of Avapro/Avalide, an angiotensin II receptor antagonist indicated for the treatment of hypertension, and Plavix, a platelet inhibitor. The worldwide alliance operates under the framework of two geographic territories; one in the Americas (principally the United States, Canada, Puerto Rico and Latin American countries) and Australia and the other in Europe and Asia. Accordingly, two territory partnerships were formed to manage central expenses, such as marketing, research and development and royalties, and to supply finished product to the individual countries. In general, at the country level, agreements either to copromote (whereby a partnership was formed between the parties to sell each brand) or to comarket (whereby the parties operate and sell their brands independently of each other) are in place. The agreements expire on the later of (i) with respect to Plavix, 2013 and, with respect to Avapro/Avalide, 2012 in the Americas and Australia and 2013 in Europe and Asia and (ii) the expiration of all patents and other exclusivity rights in the applicable territory.

The Company acts as the operating partner for the territory covering the Americas and Australia and owns a 50.1% majority controlling interest in this territory. Sanofi's ownership interest in this territory is 49.9%. As such, the Company consolidates all country partnership results for this territory and records Sanofi's share of the results as a minority interest, net of taxes, which was $502 million in 2004, $351 million in 2003 and $292 million in 2002. The Company recorded sales in this territory and in comarketing countries (Germany, Italy, Spain and Greece) of $4,257 million in 2004, $3,224 million in 2003 and $2,476 million in 2002.

Sanofi acts as the operating partner of the territory covering Europe and Asia and owns a 50.1% majority financial controlling interest in this territory. The Company's ownership interest in this territory is 49.9%. The Company accounts for the investment in partnership entities in this territory under the equity method and records its share of the results in equity in net income of affiliates in the consolidated statement of earnings. The Company's share of net income from these partnership entities before taxes was $269 million in 2004, $187 million in 2003 and $120 million in 2002.

In 2001, the Company and Sanofi formed an alliance for the copromotion of irbesartan, as part of which the Company contributed the irbesartan distribution rights in the United States and Sanofi paid the Company a total of $350 million in 2002 and 2001. The Company accounted for this transaction as a sale of an interest in a license and deferred and amortized the $350 million in other income over the expected useful life of the license, which is approximately eleven years. The Company recognized other income of $32 million, $31 million and $31 million in 2004, 2003 and 2002, respectively. The unamortized portion of the deferred income is recorded in the liabilities section of the consolidated balance sheet and was $248 million and $280 million as of December 31, 2004 and 2003, respectively.

Otsuka

The Company has a worldwide commercialization agreement with Otsuka Pharmaceutical Co., Ltd. (Otsuka), to codevelop and copromote Abilify (aripiprazole) for the treatment of schizophrenia and related psychotic disorders, except in Japan, China, Taiwan, North Korea, South Korea, the Philippines, Thailand, Indonesia, Pakistan, and Egypt. The Company began copromoting the product with Otsuka in the U.S. and Puerto Rico in November 2002. In June 2004, the Company received marketing approval from the European Commission. The product is currently copromoted with Otsuka in the United Kingdom and Germany, and will also be copromoted in France and Spain. The Company records alliance revenue for its contractual share of the net sales in these copromotion countries, excluding the United Kingdom, and records all expenses related to the product. Alliance revenue is recorded by the Company as net sales based upon 65% of Otsuka's net sales in the copromotion countries. The Company recognizes this alliance revenue when Abilify is shipped and all risks and rewards of ownership have transferred to Otsuka's customers. In the UK, the Company records 100% of the net sales and related cost of products sold.

The Company also has an exclusive right to sell Abilify in a number of other countries in Europe, the Americas and Asia. In these countries, as sales commence, the Company will record 100% of the net sales and related cost of products sold. Under the terms of the agreement, the Company purchases the product from Otsuka and performs finish manufacturing for sale by the Company to its customers. The agreement expires in November 2012 in the U.S. and Puerto Rico. For the countries in the European Union where the Company has an exclusive right to sell Abilify, the agreement expires on the tenth anniversary of the first commercial sale. In each other country where the Company has the exclusive right to sell Abilify, the agreement expires on the later of the tenth anniversary of the first commercial sale in such country or expiration of the applicable patent in such country.

The Company recorded revenue for Abilify of $593 million in 2004, $283 million in 2003 and $25 million in 2002. Total milestone payments made to Otsuka under the agreement through December 2004 were $217 million, of which $157 million was expensed as acquired in-process research and development. The remaining $60 million was capitalized in other intangible assets and is amortized in cost of products sold over the remaining life of the agreement in the U.S., ranging from eight to eleven years. Included in the $60 million of capitalized payments is a $10 million payment made in July 2004 for attainment of marketing approval by the European Union. The Company amortized in cost of products sold $5 million in 2004, $5 million in 2003 and $3 million in 2002. The unamortized capitalized payment balance was $47 million and $52 million as of December 31, 2004 and 2003, respectively.

ImClone

The Company has a commercialization agreement expiring in September 2018 with ImClone, a biopharmaceutical company focused on developing targeted cancer treatments, for the codevelopment and copromotion of ERBITUX in the United States. In February 2004, the U.S. Food and Drug Administration (FDA) approved the Biologics License Application (BLA) for ERBITUX for use in combination with irinotecan in the treatment of patients with Epidermal Growth Factor Receptor (EGFR)-expressing, metastatic colorectal cancer who are refractory to irinotecan-based chemotherapy and for use as a single agent in the treatment of patients with EGFR-expressing, metastatic colorectal cancer who are intolerant to irinotecan-based chemotherapy. In accordance with the terms of the agreement, the Company paid ImClone $200 million, of which

$140 million was paid in March 2002 and $60 million was paid in March 2003. The Company paid $250 million in March 2004 as a milestone payment for the initial approval of ERBITUX. An additional $250 million is payable upon FDA approval for use in treating an additional tumor type. Under the agreement, ImClone receives a distribution fee based on a flat rate of 39% of product revenues in North America. In addition, the Company also has codevelopment and copromotion rights in Canada and Japan to the extent the product is commercialized in such countries.

With respect to the $200 million of milestone payments the Company paid ImClone in 2002 and 2003, $160 million was expensed in the first quarter of 2002 as acquired in-process research and development, and $40 million was recorded as an additional equity investment to eliminate the income statement effect of the portion of the milestone payment for which the Company has an economic claim through its ownership interest in ImClone. The Company accounts for the $250 million approval milestone paid in March 2004 as a license acquisition and amortizes the payment into cost of products sold over the expected useful life of the license, which is approximately fourteen years. In 2004, the amortization expense was $14 million. The unamortized portion of the approval payment is recorded in other intangibles, net, and was $236 million at December 31, 2004.

The Company accounts for its investment in ImClone under the equity method and records its share of the results in equity in net income of affiliates in the consolidated statement of earnings. In 2002, the Company recorded a pretax charge of $379 million for an other than temporary decline in the market value of ImClone based on the decline in value of ImClone's share during 2002. The Company's recorded investment in ImClone common stock as of December 31, 2004 and 2003 was $72 million and $63 million, respectively, representing approximately 17% and 19% of the ImClone shares outstanding, respectively. On a per share basis, the carrying value of the ImClone investment and the closing market price of the ImClone shares as of December 31, 2004 were $5.03 and $46.08, respectively, compared to $4.41 and $39.66, respectively, as of December 31, 2003.

The Company determines its equity share in ImClone's net income or loss by eliminating from ImClone's results the milestone revenue ImClone recognizes for the pre-approval milestone payments that were recorded by the Company as additional equity investment. For its share of ImClone's results of operations, the Company recorded net income of $9 million in 2004, and net losses of $36 million and $40 million in 2003 and 2002, respectively. The Company recorded net sales for ERBITUX of $261 million in 2004.

Merck

In April 2004, the Company entered into a collaboration agreement with Merck & Co., Inc. (Merck) for worldwide codevelopment and copromotion for muraglitazar, the Company's dual PPAR (peroxisome proliferator activated receptor) agonist, currently in Phase III clinical development for use in treating Type 2 diabetes. In December 2004 the Company submitted a New Drug Application (NDA) to the FDA for regulatory approval of murgalitazar. Under the terms of the agreement, the Company received a $100 million upfront payment in May 2004, and was entitled to receive an additional $55 million milestone payment in December 2004, which was subsequently received in January 2005. The Company is entitled to receive $220 million in additional payments upon achievement of certain regulatory milestones. The Company and Merck will jointly develop the clinical and marketing strategy for muraglitazar, share equally in future development and commercialization costs and copromote the product to physicians on a global basis, with Merck to receive payments based on net sales levels.

The upfront payment of $100 million received in May 2004 was deferred and amortized in other income over the expected remaining useful life of the agreement, which is approximately sixteen years. In 2004 the Company recognized $4 million of these payments in other income. The $55 million milestone payment was deferred and recorded as a receivable in December 2004, and will be amortized into other income, beginning in January 2005, over the remaining useful life of the agreement. In addition, the Company records Merck's share of codevelopment costs as a reduction to research and development expense and Merck's share of copromotion costs as a reduction to advertising and product promotion expense.

Summary Financial Information

Following is summarized financial information for the Company's equity investments in ImClone and a joint venture with Sanofi in Europe and Asia:

Unaudited, Dollars in Millions	2004	2003	2002
Revenues	**$2,427**	$1,605	$1,051
Gross profit	**1,965**	794	535
Net income	**673**	288	107
Current assets	**2,206**	827	822
Non-current assets	**371**	259	200
Current liabilities	**1,447**	829	533
Non-current liabilities	**949**	527	626

Note 3 RESTRUCTURING AND OTHER ITEMS

2004 Activities

During 2004, the Company recorded pre-tax restructuring and other charges of $116 million, relating to downsizing and streamlining of worldwide operations and rationalization of worldwide manufacturing operations. Of this charge, $102 million relates primarily to employee termination benefits for approximately 2,000 employees, including manufacturing, administrative and sales personnel in Europe, North America, Asia and Latin America. Other exit costs of $5 million relate primarily to lease termination costs, while other items of $9 million relate primarily to relocation expenses as a result of the consolidation of research facilities. These charges were partially offset by an adjustment due to changes in estimates to prior period reserves of $8 million, which principally is due to reduced separation costs, and also a $4 million gain on the sale of a research facility previously written off as restructuring. The Company expects to complete these restructuring activities by 2006.

The following table presents a detail of provision for restructuring and other items by operating segment and type. The Company does not allocate restructuring charges to its business segments.

Dollars in Millions	Employee Terminations	Employee Termination Benefits	Other Exit Costs	Other Items	Total
Pharmaceuticals	1,650	$ 84	$5	$9	$ 98
Other Healthcare	350	18	—	—	18
	2,000	$102	$5	$9	116
Reduction in reserves for changes in estimates					(8)
Gain on sale of research property					(4)
Provision for restructuring and other items					$104

In addition, the Company recorded $107 million in asset impairments and accelerated depreciation relating to the rationalization of manufacturing operations primarily in cost of products sold and $55 million in research and development related to the upfront payments for 4 licensing agreements, which were not allocated to business segments.

2003 Activities

During 2003, the Company recorded pretax restructuring and other charges of $65 million, relating to downsizing and streamlining of worldwide operations and rationalization of worldwide manufacturing operations. Of this charge, $50 million relates primarily to termination benefits for approximately 950 employees, including manufacturing, administrative and sales personnel in Europe, North America, Asia and Latin America. Other items of $15 million relate primarily to relocation expenses as a result of the consolidation of research facilities. These charges were partially offset by an adjustment due to changes in estimates to prior period reserves of $39 million, which principally is due to higher than anticipated proceeds from disposal of assets and reduced separation costs. The Company expects to complete these restructuring activities by 2006.

The following table presents a detail of provision for restructuring and other items by operating segment and type. The Company does not allocate restructuring charges to its business segments.

Dollars in Millions	Employee Terminations	Employee Termination Benefits	Other Exit Costs	Other Items	Total
Pharmaceuticals	850	$39	$3	$15	$57
Other Healthcare	100	8	—	—	8
Subtotal	950	$47	$3	$15	65
Reduction in reserves for changes in estimates					(39)
Provision for restructuring and other items					$26

In addition, the Company recorded $67 million in asset impairments and accelerated depreciation relating to the rationalization of manufacturing operations in cost of products sold and $102 million in research and development related to the upfront payments for four licensing agreements, which were not allocated to business segments

2002 Activities

During 2002, the Company recorded pretax restructuring and other charges of $160 million, relating to a reduction or elimination of non-strategic research efforts as well as the consolidation of research facilities, workforce reductions and downsizing and streamlining of worldwide operations. Of this charge, $71 million relates to employee termination benefits for approximately 1,040 employees, including research, manufacturing, sales, and administrative personnel, $51 million represents asset write-downs including a $24 million impairment charge for the Company's investment in Deltagen and $38 million for other exit costs for the closure of facilities and other related expenses. These charges were offset by an adjustment to prior period restructuring reserves of $146 million, $65 million of which is due to lower than expected separation costs, $59 million due to higher than anticipated proceeds from disposal of assets previously written off as restructuring and $22 million for projects that have been cancelled. In addition, a $17 million adjustment to cost of products sold was made to reflect the reversal of inventory reserves associated with canceled projects. The Company has completed these restructuring activities.

The following table presents a detail of provision for restructuring and other items by operating segment and type. The Company does not allocate restructuring charges to its business segments.

Dollars in Millions	Employee Terminations	Employee Termination Benefits	Other Exit Costs	Other Items	Total
Pharmaceuticals	901	$62	$38	$19	$119
Nutritionals	92	5	—	—	5
Other Healthcare	22	2	—	5	7
Corporate/Other	25	2	—	27	29
Subtotal	1,040	$71	$38	$51	160
Reduction in reserves for changes in estimates					(146)
Provisions for restructuring and other items					$14

In addition, $69 million of accelerated depreciation relating to the planned shutdown of research facilities in the United States has been included in research and development expense, and $2 million for inventory write-offs associated with these projects has been included in cost of products sold. In the third quarter of 2002, the Company recorded a pre-tax restructuring charge of $79 million for severance and other exit costs associated with the consolidation of research and development efforts and the closure of two leased facilities. As a result of this action, an impairment assessment was performed on long lived assets used at these sites in accordance with SFAS 144. The Company concluded that although the $69 million of assets were recoverable, the remaining useful life of these assets (mainly laboratory equipment and leasehold improvements for which there was no alternate use or residual value) was accelerated from four years to three months to reflect the date of abandonment of the facilities (the fourth quarter of 2002).

Rollforward

Restructuring charges and spending against liabilities associated with prior and current actions are as follows:

Dollars in Millions	Employee Termination Liability	Other Exit Cost Liability	Total
Balance at December 31, 2001	$243	$41	$284
Charges	71	38	109
Spending	(155)	(29)	(184)
Changes in estimate	(92)	(8)	(100)
Balance at December 31, 2002	67	42	109
Charges	47	3	50
Spending	(56)	(35)	(91)
Changes in estimate	(7)	(3)	(10)
Balance at December 31, 2003	$ 51	$ 7	$ 58
Charges	102	5	107
Spending	(68)	(9)	(77)
Changes in estimate	(8)	—	(8)
Balance at December 31, 2004	$ 77	$ 3	$ 80

These liabilities are included in accrued expenses in the consolidated balance sheet.

Note 4 ACQUISITIONS AND DIVESTITURES

In February 2004, the Company completed the divestiture of its Adult Nutritionals business to Novartis AG (Novartis) for $386 million, included $20 million contingent on the achievement of contractual requirements, which were satisfied, and a $22 million upfront payment for a supply agreement. The Company recorded a pre-tax gain of $320 million ($198 million net of tax), which included the $20 million contingent payment and a $5 million reduction in Company goodwill associated with the Mead Johnson product lines. In 2003, Adult Nutritionals products recorded sales of over $200 million.

In April 2004, the Company completed the acquisition of Acordis Specialty Fibres (Acordis), which is headquartered in the United Kingdom and supplies materials to ConvaTec for its Wound Therapeutics line. The acquisition is expected to strengthen the Company's leadership position in wound therapies. The Company purchased all the stock of Acordis for $150 million, and incurred $8 million of acquisition costs in connection with the transaction. An additional $10 million payment is contingent on the achievement of future sales volumes. The purchase price for the acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. Of the $158 million, $63 million was allocated to in-process research and development, which represents the estimated fair value of acquired in-process projects, consisting primarily of *Medicel*, a wound therapeutics product, which had not yet reached technological feasibility and had no alternative future use, and was therefore expensed. The estimated fair value of these projects was determined by employment of a discounted cash flow model; and $22 million was assigned to identifiable intangible assets, predominantly patents. The excess of the purchase price over the estimated fair values of net assets acquired was approximately $73 million and was recorded as goodwill. This acquisition was accounted for by the purchase method, and, accordingly, results of operations have been included in the accompanying consolidated financial statements from the date of acquisition.

In 2002, the Company completed the sale of two branded products, Moisturel and Duricef, which resulted in a pre-tax gain of $30 million.

Note 5 DISCONTINUED OPERATIONS

In December 2004, the Company committed to a plan to sell OTN and entered into a definitive sale agreement with One Equity Partners LLC. OTN is a leading specialty distributor of pharmaceutical products to office-based oncologists in the United States and was formerly reported as a distinct operating segment. The transaction is expected to be completed in the first half of 2005. The sale price will be equal to $210 million, plus a sale price adjustment (the Sale Price Adjustment) based on the excess of current assets over current liabilities (Working Capital) on the closing date. The sale price shall be increased or decreased by the amount by which Working Capital exceeds or is less than $50 million on the closing date. The sale will result in a pre-tax gain of approximately $40 to $50 million, subject to the Sale Price Adjustment and other post-closing matters. The gain from the sale of OTN will be recognized on the closing date.

The following amounts related to the OTN business have been segregated from continuing operations and reported as discontinued operations, and do not reflect the costs of certain services provided to OTN by the Company. Such costs, which are not allocated by the Company to OTN, are for services which include legal counsel, insurance, external audit fees, payroll processing, and certain human resource services and information technology systems support.

	Year ended December 31,		
Dollars in Millions	**2004**	2003	2002
Net sales	**$ 2,506**	$ 2,241	$ 1,898
Cost of products sold	**2,444**	2,186	1,842
Gross profit	**62**	55	56
Total operating expenses	**47**	41	43
Earnings before income taxes	**15**	14	13
Provision for income taxes	**5**	5	5
Net earnings from discontinued operations	**$ 10**	$ 9	$ 8

The net earnings from discontinued operations also includes $32 million in the 2002 statement of earnings primarily related to a reduction in the tax contingency reserve related to the spin-off of Zimmer Holdings, Inc. in 2001.

The following is a summary of the assets and liabilities of discontinued operations that are expected to be sold. The amounts presented below were derived from historical financial information of OTN and adjusted to exclude cash and inter-company receivables and payables between OTN and the Company, which were excluded from the divestiture. In addition, goodwill related to OTN at December 31, 2004 of $80 million has been excluded from the following summary of net assets to be disposed, which will be considered in determining the gain on the sale on the date the transaction is consummated.

Dollars in Millions	
Assets	
Receivables, net	$ 319
Other current assets	2
Total Current Assets	321
Property, plant and equipment	3
Other non-current assets	8
Total Assets	$ 332
Liabilities	
Accounts payable	$ 535
Accrued expenses	7
Total liabilities	$ 542
Net assets to be sold	$ (210)

The accounts payable balance primarily includes payables to McKesson Corporation (McKesson) at December 31, 2004, which is usually paid within the first five days of each month for goods shipped in the preceding month. As a result of the timing of these accounts payable balances, OTN has a net liability balance as of December 31, 2004.

The consolidated statement of cash flows includes the OTN business for all periods presented. The Company uses a centralized approach to the cash management and financing of its operations and accordingly, debt is not allocated to this business. Cash inflows from operating and investing activities of discontinued operations were $132 million and $95 million for the years ended December 31, 2004 and 2003, respectively and cash outflows were $127 million for the year ended December 31, 2002.

Note 6 EARNINGS PER SHARE

The numerator for basic earnings per share is net earnings available to common stockholders. The numerator for diluted earnings per share is net earnings available to common stockholders with interest expense added back for the assumed conversion of the convertible debt into common shares. The denominator for basic earnings per share is the weighted average number of common shares outstanding during the period. The denominator for diluted earnings per share is weighted average shares outstanding adjusted for the effect of dilutive stock options. The computations for basic earnings per common share and diluted earnings per common share are as follows:

Dollars in Millions, Except Per Share Amount	2004	2003	2002
	Year Ended December 31,		
Earnings from Continuing Operations[1]	**$2,378**	$3,097	$2,059
Discontinued Operations:			
Net earnings	**10**	9	40
Net gain on disposal	**—**	—	38
	10	9	78
Net Earnings	**$2,388**	$3,106	$ 2,137
Basic:			
Average Common Shares Outstanding	**1,942**	1,937	1,936
Earnings from Continuing Operations	**$ 1.23**	$ 1.60	$ 1.07
Discontinued Operations:			
Net earnings	**—**	—	.02
Net gain on disposal	**—**	—	.02
	—	—	.04
Net Earnings	**$ 1.23**	$ 1.60	$ 1.11
Diluted:			
Average Common Shares Outstanding	**1,942**	1,937	1,936
Conversion of Convertible Debt Bonds	**29**	7	—
Incremental Shares Outstanding Assuming the Exercise of Dilutive Stock Options	**5**	6	6
	1,976	1,950	1,942
Earnings from Continuing Operations	**$ 1.21**[1]	$ 1.59[1]	$ 1.06
Discontinued Operations:			
Net earnings	**—**	—	.02
Net gain on disposal	**—**	—	.02
	—	—	.04
Net Earnings	**$ 1.21**	$ 1.59	$ 1.10

Weighted-average shares issuable upon the exercise of stock options, which were not included in the diluted earnings per share calculation because they were not dilutive, were 126 million in 2004, 114 million in 2003, and 121 million in 2002.

(1) Net earnings in 2004 and 2003 include interest expense of $7 million and $1 million, respectively, added back for the assumed conversion of the convertible debt into common shares.

Note 7 OTHER EXPENSE, NET

The components of other expense, net are:

Dollars in Millions	2004	2003	2002
	Year Ended December 31,		
Interest expense	**$310**	$277	$364
Interest income	**(105)**	(65)	(81)
Foreign exchange transaction loss, net	**5**	23	29
Other, net	**(158)**	(56)	(83)
Other expense, net	**$ 52**	$179	$229

In 2004, 2003 and 2002 interest expense was reduced by net interest swap gains of $151 million, $116 million and $23 million, respectively. Interest income relates primarily to cash, cash equivalents and investments in marketable securities. Other income includes income from third-party contract manufacturing, royalty income and gains and losses on disposal of property, plant and equipment.

Note 8 INCOME TAXES

The components of earnings (loss) from continuing operations before minority interest and income taxes were:

Dollars in Millions	2004	2003	2002
	Year Ended December 31,		
U.S.	**$ 478**	$ 899	$ (549)
Non-U.S.	**3,940**	3,781	3,297
	$4,418	$4,680	$2,748

The above amounts are categorized based on the location of the taxing authorities.

The provision/(benefit) for income taxes attributable to continuing operations consisted of:

Dollars in Millions	2004	2003	2002
	Year Ended December 31,		
Current:			
U.S.	**$ 513**	$ 423	$218
Non-U.S.	**728**	538	639
	1,241	961	857
Deferred:			
U.S.	**264**	232	(431)
Non-U.S.	**14**	17	(40)
	278	249	(471)
	$1,519	$1,210	$386

The Company's provision for income taxes in 2004, 2003 and 2002 was different from the amount computed by applying the statutory U.S. federal income tax rate to earnings from continuing operations before minority interest and income taxes, as a result of the following:

Dollars in Millions	2004		2003		2002	
	% of Earnings Before Minority Interest and Income Taxes					
Earnings from Continuing Operations Before Minority Interest and Income Taxes	**$4,418**		$4,680		$2,748	
U.S. statutory rate	**1,546**	**35.0%**	1,638	35.0%	962	35.0%
Effect of operations in Ireland, Puerto Rico and Switzerland	**(660)**	**(14.9)%**	(734)	(15.7)%	(494)	(18.0)%
State and local taxes (net of valuation allowance)	**(14)**	**(0.3)%**	14	0.3%	156	5.7%
Changes in estimate for contingent tax matters	**293**	**6.6%**	197	4.2%	(104)	(3.8)%
Non-deductible reserves	**12**	**0.3%**	88	1.9%	—	—
Anticipated dividend repatriation under AJCA	**575**	**13.0%**	—	—	—	—
Federal and foreign valuation allowance	**142**	**3.2%**	133	2.8%	—	—
Foreign and other	**(375)**	**(8.5)%**	(126)	(2.7)%	(134)	(4.9)%
	$1,519	**34.4%**	$1,210	25.8%	$ 386	14.0%

The effective income tax rate on earnings from continuing operations before minority interest and income taxes was 34.4% in 2004 compared with 25.8% in 2003 and 14.0% in 2002. The higher effective tax rate in 2004 is attributable primarily to a $575 million charge for estimated deferred taxes taken in the fourth quarter in anticipation of repatriating in 2005 approximately $9 billion in special dividends from the Company's non-U.S. subsidiaries pursuant to the AJCA, an increase in estimates for contingent tax matters in 2004 compared to 2003, and a charge related to the establishment of a valuation allowance against certain charitable contribution carryforwards, partially offset by the favorable resolution of certain tax refund claims, increased foreign tax credits, and in 2003, the effect of certain litigation reserves as non-deductible. The increase in the 2003 effective tax rate over the 2002 effective tax rate is primarily due to the decrease in effective tax rate benefit from operations in Ireland, Puerto Rico and Switzerland, the treatment of provisions for certain litigation reserves as non-deductible, and an increase in estimates for contingent tax matters in 2003 compared to 2002.

The components of current and non-current deferred income tax assets (liabilities) were:

	December 31,	
Dollars in Millions	**2004**	2003
Acquired in-process research and development	**$1,156**	$1,253
Intercompany profit and other inventory items	**274**	360
Foreign tax credit carryforward	**801**	425
Deferred income	**194**	88
Alternative minimum tax and research and development credit carryforward	**89**	76
Charitable contribution carryforward	**135**	35
State tax net operating loss carryforward	**194**	191
Foreign net operating loss and credit carryforward	**277**	193
Postretirement and pension benefits	**(213)**	(188)
Depreciation	**(332)**	(316)
Deferred foreign currency gain/loss	**120**	121
Anticipated dividend repatriation under AJCA	**(575)**	—
Other, net	**100**	56
	2,220	2,294
Valuation allowance	**(507)**	(368)
Deferred tax assets, net	**$1,713**	$1,926
Recognized as:		
Deferred Income Taxes - Current	**$ 805**	$ 864
Deferred Income Taxes - Non-Current	**1,129**	1,234
U.S. and Foreign Income Taxes Payable	**18**	17
Other Liabilities - Non-Current	**203**	155
Total	**$1,713**	$1,926

The valuation allowance of $507 million at December 31, 2004 relates to $56 million of foreign and state net deferred tax assets, $334 million of foreign and state net operating loss and tax credit carryforwards, and $117 million of charitable contribution carryforwards that the Company currently believes are not likely to be realized.

Income taxes paid during the year were $822 million, $869 million and $2,491 million in 2004, 2003 and 2002, respectively.

The current tax benefit realized upon the exercise of stock options is charged to capital in excess of par value of stock and amounted to $26 million, $10 million and $45 million in 2004, 2003 and 2002, respectively.

As of December 31, 2004, the Company had approximately $16.9 billion of undistributed earnings of foreign subsidiaries. The Company accrued a provision for $575 million of estimated deferred taxes in the fourth quarter of 2004 in anticipation of repatriating approximately $9 billion of these earnings in 2005 pursuant to the AJCA. The Company's estimate of the tax cost related to the repatriation may be revised as a result of additional guidance or clarifying language that may be issued by Congress and/or the Department of the Treasury, or any changes in the Company's factual assumptions that may occur. Taxes were not provided on the balance of undistributed earnings of approximately $7.9 billion, as the Company has invested or expects to invest these undistributed earnings permanently offshore. If in the future these earnings are repatriated to the United States, or if the Company determines such earnings will be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

The Company has settled its U.S. federal income tax returns with the Internal Revenue Service (IRS) through 1997.

The Company establishes liabilities for possible assessments by taxing authorities resulting from known tax exposures including, but not limited to, transfer pricing, certain tax credits, and various state and foreign tax matters. Such amounts represent a reasonable provision for taxes ultimately expected to be paid, and may need to be adjusted over time as more information becomes known. As of December 31, 2004, there are certain tax contingencies for which no liabilities have been established. Although the Company cannot reasonably estimate the possible amount of any such contingency, it is possible that such contingencies could be material. The effect of changes in estimates related to contingent tax matters is included in the rate reconciliation above. During the year ended December 31, 2002, the Company recognized an income tax benefit of $261 million due to the settlement of certain prior year tax matters and the determination by the Company as to the expected settlement of tax litigation.

In 2002, the Company reorganized the structure of its ownership of many of its non-U.S. subsidiaries. The principal purpose of the reorganization was to facilitate the Company's ability to efficiently deploy its financial resources outside the United States. The Company believes that the reorganization transactions were generally tax-free both inside and outside the United States. It is possible, however, that taxing authorities in particular jurisdictions could assert tax liabilities arising from the reorganization transactions or the operations of the reorganized subsidiaries. It is not reasonably possible to predict whether any taxing authority will assert such a tax liability or to reasonably estimate the possible loss or range of loss with respect to any such asserted tax liability. The Company would vigorously challenge any such assertion and believes that it would prevail but there can be no assurance of such a result. If the Company were not to prevail in final, non-appealable determinations, it is possible the impact could be material.

Note 9 RECEIVABLES

The major categories of receivables follow:

	December 31,	
Dollars in Millions	**2004**	2003
Trade receivables	**$3,350**	$3,011
Miscellaneous receivables	**1,201**	803
	4,551	3,814
Less allowances	**178**	154
Receivables, net	**$4,373**	$3,660

Note 10 INVENTORIES

The major categories of inventories follow:

Dollars in Millions	December 31, 2004	2003
Finished goods	**$1,097**	$1,005
Work in process	**458**	416
Raw and packaging materials	**275**	180
Inventories, net	**$1,830**	$1,601

Note 11 CONSIGNMENT

Through 2002, the Company experienced a substantial buildup of wholesaler inventories in its U.S. pharmaceuticals business resulting from sales incentives offered by the Company to its wholesalers. In October 2002, the Company determined that it was required to restate its sales and earnings to correct errors in timing of revenue recognition for certain sales made to two of the largest wholesalers of the U.S. pharmaceuticals business. The Company determined that these sales should be accounted for under the consignment model as described under Note 1, "Accounting Policies—Revenue Recognition", based in part on the relationship between the amount and nature of incentives offered to these wholesalers and the amount of inventory held by these wholesalers. Under the consignment model, these transactions resulted in deferred revenue of $12 million as of December 31, 2003. There was no deferred revenue as of December 31, 2004 as inventory accounted for using the consignment model was fully worked down. The Company recognized approximately $10 million, $321 million and $1,397 million of deferred revenue as net sales in 2004, 2003 and 2002, respectively, net of rebates, returns and adjustments.

Note 12 PROPERTY, PLANT AND EQUIPMENT

The major categories of property, plant and equipment follow:

Dollars in Millions	December 31, 2004	2003
Land	**$ 266**	$ 241
Buildings	**4,497**	3,917
Machinery, equipment and fixtures	**4,686**	4,197
Construction in progress	**560**	1,087
	10,009	9,442
Less accumulated depreciation	**4,244**	3,730
Property, plant and equipment, net	**$5,765**	$5,712

Capitalized interest is included in the categories of property, plant and equipment shown above. The Company capitalized interest of $10 million, $35 million and $16 million in the years ended December 31, 2004, 2003 and 2002, respectively.

Note 13 GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 were as follows:

Dollars in Millions	Pharmaceuticals Segment	Nutritionals Segment	Other Healthcare Segment	Discontinued Operations	Total
Balance as of December 31, 2002 and 2003	$4,448	$118	$190	$80	$4,836
Purchase accounting adjustments:					
Reduction due to Sale of Adult Nutritionals Business	—	(5)	—	—	(5)
Purchase price and allocation adjustments	—	—	74	—	74
Balance as of December 31, 2004	$4,448	$113	$264	$80	$4,905

Note 14 OTHER INTANGIBLE ASSETS

Intangible assets by major asset class were as follows:

Dollars in Millions	December 31, 2004	2003
Patents/Trademarks	**$278**	$253
Licenses	**523**	248
Technology	**1,787**	1,783
	2,588	2,284
Less accumulated amortization	**722**	552
Net carrying amount	**$1,866**	$1,732

Amortization expense for other intangible assets (the majority of which is included in costs of products sold) for the years ended December 31, 2004, 2003 and 2002 was $226 million, $227 million and $269 million, respectively.

Expected amortization expense related to the current net carrying amount of other intangible assets follows:

Years Ending December 31	Dollars in Millions
2005	$236
2006	237
2007	234
2008	225
2009	220
Later Years	714

Note 15 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Included in short-term borrowings were amounts due to foreign banks of $92 million and $114 million, and current installments of long-term debt of $126 million and $13 million, at December 31, 2004 and 2003, respectively. U.S. short-term borrowings, which primarily consist of commercial paper, was $1,665 million at December 31, 2004, with an average interest rate of 2.3%. There was no U.S. commercial paper outstanding at December 31, 2003. The proceeds from the commercial paper issuance in 2004 was used for general corporate purposes. The average interest rates on international short-term borrowings and on current installments of long-term debt outstanding at December 31, 2004 were 9.3% and 2.8%, respectively, compared with 8.0% and 1.3%, respectively, at December 31, 2003.

In December 2004, the Company replaced its prior $1 billion revolving credit facilities with a new $2 billion five year revolving credit facility from a syndicate of lenders, which is extendable on the anniversary date with the consent of the lenders. This facility contains a financial covenant whereby the ratio of consolidated debt to consolidated capital cannot exceed 50%. The Company has been in compliance with this covenant since the inception of the new facility. There were no borrowings outstanding under the revolving credit facilities at December 31, 2004 and 2003. The Company had unused short-term lines of credit with foreign banks of $158 million and $363 million at December 31, 2004 and 2003, respectively.

The components of long-term debt were as follows:

Dollars in Millions	December 31, 2004	2003
4.75% Notes, due in 2006	**$2,507**	$2,544
5.75% Notes, due in 2011	**2,488**	2,459
Floating Rate Convertible Debentures, due 2023[1]	**1,183**	1,179
5.25% Notes, due 2013	**610**	600
4.00% Notes, due 2008	**396**	399
6.80% Debentures, due in 2026	**367**	345
7.15% Debentures, due in 2023	**365**	344
6.88% Debentures, due in 2097	**296**	296
1.10% Yen Notes, due 2008	**120**	114
2.14% Yen Notes, due in 2005	**–**	60
3.51% Euro Interest on Yen Principal Term Loan, due in 2005	**–**	55
5.75% Industrial Revenue Bonds, due in 2024	**34**	34
1.43% Yen Notes, due 2008	**34**	32
1.81% Yen Notes, due 2010	**34**	32
Variable Rate Industrial Revenue Bonds due in 2030	**15**	15
Other	**14**	14
	$8,463	$8,522

(1) The Company's outstanding $1.2 billion of convertible debentures pay interest quarterly at an annual rate equal to 3-month LIBOR, reset quarterly, minus 0.50% (the yield never to be less than zero) and have a final maturity of September 15, 2023. The debentures are callable at par at any time on or after September 21, 2008 by the issuer. Holders can also redeem some or all of their debentures at par on September 15, 2008, 2013, and 2018, or if a fundamental change in ownership of the Company occurs. The bond has an initial conversion price of $41.28, or a conversion rate of 24.2248 shares, which will be adjustable depending on the average closing prices for the applicable period. The maximum conversion rate is 38.7597 shares.

The Company has entered into fixed to floating interest rate swaps for $6.2 billion of its long-term debt. Cash payments for interest were $354 million, $290 million and $375 million in 2004, 2003 and 2002, respectively.

Dollars in Millions	Total	Payments due by period 2005	2006	2007	2008	2009	Later Years
Long-Term Debt[2]	$ 8,463	$–	$2,512	$2	$1,735	$1	$ 4,213

(2) 2005 obligations are included in short-term borrowings on the Company's consolidated balance sheet and all balances represent the outstanding nominal long-term debt values. The Company's convertible debenture is included as due for payment in 2008, as it contains a 2008 put and call feature as described above.

At December 31, 2004, the Company had provided financial guarantees in the form of stand-by letters of credit and performance bonds. The majority of the stand-by letters of credit are with insurance companies in support of third-party liability programs. The performance bonds relate to the sale of Company products to various foreign ministries of health in the Middle East. The Company believes the significant majority of these guarantees will expire without being funded. The amounts of these obligations are presented in the following table:

Dollars in Millions	Total	Expiration Period Less than 1 year	1 to 2 years
Stand-by letters of credit	$61	$61	$ –
Performance bonds and guarantees	3	3	–
Total other commercial commitments	$64	$64	$ –

Note 16 STOCKHOLDERS' EQUITY

Changes in common shares, treasury stock, capital in excess of par value of stock, and restricted stock were:

Dollars and Shares in Millions	Common Shares Issued	Treasury Shares	Cost of Treasury Stock	Capital in Excess of Par Value of Stock	Restricted Stock
Balance at December 31, 2001	2,200	264	$(11,389)	$2,403	$(50)
Issued pursuant to stock plans and options	1	(5)	60	90	(30)
Amortization of restricted stock	–	–	–	–	16
Lapses and forfeitures of restricted stock	–	–	(10)	(2)	12
Purchases	–	5	(163)	–	–
Balance at December 31, 2002	2,201	264	(11,502)	2,491	(52)
Issued pursuant to stock plans and options	–	(3)	64	(14)	(23)
Amortization of restricted stock	–	–	–	–	18
Lapses and forfeitures of restricted stock	–	–	(2)	–	2
Balance at December 31, 2003	2,201	261	(11,440)	2,477	(55)
Issued pursuant to stock plans and options	1	(6)	137	12	(32)
Amortization of restricted stock	–	–	–	–	24
Lapses and forfeitures of restricted stock	–	–	(8)	2	6
Balance at December 31, 2004	2,202	255	$(11,311)	$2,491	$(57)

Each share of the Company's preferred stock is convertible into 16.96 shares of common stock and is callable at the Company's option. The reductions in the number of issued shares of preferred stock in 2004, 2003, and 2002 were due to conversions into shares of common stock.

Dividends declared per common share were $1.12 in 2004, $1.12 in 2003 and $1.12 in 2002.

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

Dollars in Millions	Foreign Currency Translation	Deferred Loss on Effective Securities	Minimum Pension Liability Adjustment	Available for Sale Securities	Accumulated Other Comprehensive Income/(Loss)
Balance at December 31, 2001	$(885)	$ (62)	$ (5)	$ –	$(952)
Other comprehensive income (loss)	161	(25)	(89)	1	48
Balance at December 31, 2002	(724)	(87)	(94)	1	(904)
Other comprehensive income (loss)	233	(171)	(36)	23	49
Balance at December 31, 2003	(491)	(258)	(130)	24	(855)
Other comprehensive income (loss)	208	(51)	(93)	(1)	63
Balance at December 31, 2004	$(283)	$(309)	$(223)	$23	$(792)

Stock Compensation Plans

Under the Company's 2002 Stock Incentive Plan, executive officers and key employees may be granted options to purchase the Company's common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable in installments of 25% per year on each of the first through the fourth anniversaries of the grant date and have a maximum term of 10 years. Additionally, the plan provides for the granting of stock appreciation rights whereby the grantee may surrender exercisable rights and receive common stock and/or cash measured by the excess of the market price of the common stock over the option exercise price.

Under the terms of the 2002 Stock Incentive Plan, authorized shares include 0.9% of the outstanding shares per year through 2007, as well as the number of shares tendered in a prior year to pay the purchase price of options and the number of shares previously utilized to satisfy withholding tax obligations upon exercise. Shares which were available for grant in a prior year but were not granted in such year and shares which were canceled, forfeited or expired are also available for future grant.

The 2002 Stock Incentive Plan provides for the granting of common stock to key employees, subject to restrictions as to continuous employment. Restrictions generally expire over a five-year period from date of grant. Compensation expense is recognized over the restricted period. At December 31, 2004 and 2003, there were 2.9 million and 2.3 million shares of restricted stock outstanding under the plan, respectively. In 2004, 1.2 million shares of restricted stock were granted with a fair value of $27.64.

The 2002 Stock Incentive Plan also incorporates the Company's long-term performance awards. These awards, which are delivered in the form of a target number of performance shares, have a three-year cycle. For 2004 to 2006, the awards will be based 50% on EPS growth, 50% on sales growth, with the ultimate payout modified by the Company's total stockholder return versus the eleven companies in its proxy peer group. If threshold targets are not met for the performance period, no payment will be made under the long-term performance award plan. Maximum performance for all three measures will result in a maximum payout of 253% of target. At December 31, 2004 and 2003, there were 0.9 million and 0.6 million performance shares outstanding under the plan, respectively. In 2004, 0.5 million performance shares were granted with a fair value of $28.11.

Under the TeamShare Stock Option Plan, full-time employees, excluding key executives, are granted options to purchase the Company's common stock at the market price on the date the options are granted. The Company has authorized 66 million shares for issuance under the plan. Individual grants generally become exercisable evenly on the third, fourth, and fifth anniversary of the grant date and have a maximum term of 10 years. Options on 32.9 million shares have been exercised under the plan as of December 31, 2004.

The fair value of the options granted during 2004, 2003 and 2002 was estimated as $5.91 per common share, $5.15 per common share and $11.12 per common share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Dividend yield	**4.4%**	4.0%	3.0%
Volatility	**30.0%**	29.7%	31.3%
Risk-free interest rate	**3.5%**	3.5%	5.0%
Expected life (years)	**7**	7	7

Stock option transactions were:

	Shares of Common Stock		Weighted Average
Shares in Millions	Available for Option Award	Issued Under Plan	Exercise Price of Shares
Balance at December 31, 2001	31	129	$42.19
Authorized	22	—	—
Granted	(40)	40	37.55
Exercised	—	(7)	21.64
Lapsed	13	(13)	51.44
Balance at December 31, 2002	26	149	$41.20
Authorized	19	—	—
Granted	(22)	22	23.19
Exercised	—	(4)	13.76
Lapsed	6	(6)	43.62
Balance at December 31, 2003	29	161	$39.24
Authorized	18	—	—
Granted	(20)	20	27.88
Exercised	—	(7)	14.56
Lapsed	11	(11)	40.69
Balance at December 31, 2004	38	163	$38.87

The following tables summarize information concerning the Company's stock compensation plans and currently outstanding and exercisable options:

Plan Category	Number of securities to be issued upon exercise of outstanding options, and rights (a)	Weighted average exercise price of outstanding options, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)
	(shares in millions)		(shares in millions)
Equity compensation plans approved by security holders	136	$38.82	30
Equity compensation plans not approved by security holders	27	39.11	8
	163	$38.87	38

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(shares in millions)	(in years)		(shares in millions)	
$10–$20	7	0.16	$14.75	7	$14.75
$20–$30	68	7.07	25.78	20	23.23
$30–$40	9	2.21	32.39	9	32.40
$40–$50	45	4.86	47.01	38	46.86
$50–$60	15	6.01	58.06	10	58.27
$60 and up	19	4.48	63.33	16	63.34
	163			100	

At December 31, 2004, 288 million shares of common stock were reserved for issuance pursuant to stock plans, options and conversions of preferred stock. Options related to discontinued operations included in the above amounts are not material.

Note 17 FINANCIAL INSTRUMENTS

The Company is exposed to market risk due to changes in currency exchange rates and interest rates. Accordingly, the Company utilizes foreign exchange option and forward contracts to offset the effect of exchange rate fluctuations on anticipated foreign currency transactions, primarily intercompany inventory purchases expected to occur within the next two years.

The Company had exposures to net foreign currency denominated assets and liabilities, which approximated $2,264 million and $1,932 million at December 31, 2004 and 2003, respectively, primarily in Europe, Japan, Mexico and Canada.

Foreign exchange option contracts and forward contracts are used to hedge anticipated transactions. The Company's primary foreign currency exposures in relation to the U.S. dollar are the euro, Canadian dollar, Australian dollar and Japanese yen. The notional amounts of the Company's foreign exchange derivative contracts at December 31, 2004 and 2003, were $3,461 million and $2,488 million, respectively. For these derivatives, in which the majority qualify as hedges of future anticipated cash flows, the effective portion of changes in fair value is temporarily deferred in other comprehensive income (OCI) and then recognized in earnings when the hedged item affects earnings.

SFAS No. 133 requires that the Company perform periodic assessments of hedge effectiveness. These assessments determine whether derivatives designated as qualifying hedges continue to be highly effective in offsetting changes in the cash flows of hedged items. Any ineffective portion of fair value can no longer be deferred in OCI and is included in current period earnings. For the year ended December 31, 2004, the Company recognized a loss due to ineffective contracts of $4 million. The fair value of option and forward contracts were liabilities of $362 million and $265 million, at December 31, 2004 and 2003, respectively, and was recorded in other assets and accrued liabilities at December 31, 2004 and 2003. The fair value of all foreign exchange contracts is based on year-end currency rates (and the Black-Scholes model in the case of option contracts).

In addition to the foreign exchange hedge contracts noted above, the Company also uses foreign exchange forward contracts to hedge foreign currency denominated monetary assets and liabilities. The primary objective of these foreign exchange forward contracts is to protect the U.S. dollar value of foreign currency denominated monetary assets and liabilities from the effects of volatility in foreign exchange that might occur prior to their receipt or settlement in U.S. dollars. These foreign currency denominated monetary assets and liabilities are primarily denominated in Japanese yen and euro. The forward contracts are not designated as hedges and are marked to market through other income/expense. The notional and fair value amount of these foreign exchange forward contracts at December 31, 2004 is $325 million and $6 million, respectively.

The Company uses derivative instruments as part of its interest rate risk management policy. The derivative instruments used comprised principally of fixed to floating rate interest rate swaps, which are subject to fair-value hedge accounting treatment. During 2004 and 2003, the Company entered into several fixed to floating interest rate swap contracts with several financial institutions. The notional amounts of these swaps were $6.2 billion and $5.5 billion as of December 31, 2004 and 2003, respectively. In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* the Company recognized a net reduction in interest expense of $151 million, $116 million and $23 million in 2004, 2003 and 2002, respectively, that reflects the benefit of the lower floating rate obtained in the swap as compared to the fixed rate of the underlying debt. The swap contracts as well as the underlying debt being hedged are recorded at fair value, which resulted in an increase in non-current assets of $76 million, short-term liabilities of $1 million and long-term debt of $75 million, and an increase in non-current assets and long-term debt of $40 million at December 31, 2004 and 2003, respectively. Swap contracts are generally held to maturity and the Company does not use derivative financial instruments for speculative purposes.

During 2004, 2003 and 2002, the Company reclassified deferred losses of $234 million, $223 million and $71 million, respectively, from other comprehensive income to earnings, the majority of which was classified as cost of products sold.

The carrying amount of the Company's other financial instruments, which includes cash, cash equivalents, marketable securities, accounts receivable and accounts payable, approximates their fair value at December 31, 2004 and 2003. For long-term debt (other than noted above) the difference between the fair value and carrying value is not material.

Note 18 SEGMENT INFORMATION

The Company is organized as a pharmaceutical company with related healthcare businesses and has three reportable segments—Pharmaceuticals, Nutritionals and Other Healthcare. The Pharmaceuticals segment is comprised of the global pharmaceutical and international (excluding Japan) consumer medicines businesses. The Nutritionals segment consists of Mead Johnson, primarily an infant formula business. The Other Healthcare segment consists of the ConvaTec, Medical Imaging, and Consumer Medicines (United States and Japan) businesses.

The Company's products are sold principally to the wholesale and retail trade, both nationally and internationally. Certain products are also sold to other drug manufacturers, hospitals, clinics, government agencies and the medical profession. Three wholesalers accounted for approximately 19%, 17% and 10%, respectively, of the Company's total net sales in 2004. In 2003 sales to these wholesalers accounted for 17%, 15% and 13%, respectively of the Company's total net sales. In 2002, the same three wholesalers each accounted for approximately 16%, 15% and 16%, respectively of the Company's total net sales. These sales were concentrated in the Pharmaceuticals segment.

Business Segments

Dollars in Millions	Net Sales 2004	Net Sales 2003	Net Sales 2002	Earnings Before Minority Interest and Income Taxes 2004	2003	2002	Year-end Assets 2004	Year-end Assets 2003
Pharmaceuticals	**$15,482**	$14,925	$12,814	**$4,257**	$4,369	$3,187	**$12,436**	$11,531
Nutritionals	**2,001**	2,023	1,821	**586**	542	486	**1,055**	1,037
Other Healthcare	**1,897**	1,705	1,573	**573**	408	427	**1,368**	1,242
Total segments	**19,380**	18,653	16,208	**5,416**	5,319	4,100	**14,859**	13,810
Corporate/Other	**—**	—	—	**(998)**	(639)	(1,352)	**15,576**	13,638
Total	**$19,380**	$18,653	$16,208	**$4,418**	$4,680	$2,748	**$30,435**	$27,448

Corporate/Other consists principally of interest income, interest expense, certain administrative expenses and allocations to the business segments of certain corporate programs. Corporate/Other also includes the gain on sales of businesses/product lines of $320 million and $30 million in 2004 and 2002, respectively; accelerated depreciation of $69 million in 2002; termination benefits and other exit costs of $97 million, $50 million and $109 million in 2004, 2003 and 2002, respectively; asset write-down and impairment charges of $3 million and $53 million in 2003 and 2002, respectively; upfront and milestone payments for licensing agreements of $55 million and $66 million in 2004 and 2003, respectively; litigation charges, net, of $507 million, $220 million and $659 million in 2004, 2003 and 2002, respectively; and an acquired in-process research and development charge of $63 million in 2004. 2002 also includes a $379 million asset impairment charge for ImClone.

The Pharmaceuticals segment in 2004 includes accelerated depreciation of $107 million for certain manufacturing facilities in North America expected to be closed by 2006, relocation of $7 million and retention of $1 million. In 2003, Pharmaceuticals includes a litigation settlement income of $21 million, an upfront payment for a licensing agreement of $36 million, $53 million of accelerated depreciation of assets in manufacturing facilities in North America expected to be closed by the end of 2006, $11 million charge for asset impairment, $13 million charge for relocation expenses and $2 million charge for retention bonus benefits. Additionally, in 2002, the Pharmaceuticals segment includes a charge for acquired in-process research and development of $169 million.

Corporate/Other assets include cash and cash equivalents, marketable securities, goodwill, assets of OTN held available for sale and certain other assets.

Dollars in Millions	Capital Expenditures 2004	Capital Expenditures 2003	Capital Expenditures 2002	Depreciation 2004	Depreciation 2003	Depreciation 2002
Pharmaceuticals	**$455**	$678	$878	**$474**	$391	$312
Nutritionals	**55**	50	72	**48**	39	45
Other Healthcare	**27**	23	25	**22**	19	17
Total segments	**537**	751	975	**544**	449	374
Corporate/Other	**49**	74	61	**49**	42	53
Total	**$586**	$825	$1,036	**$593**	$491	$427

Geographic Areas

Dollars in Millions	Net Sales 2004	Net Sales 2003	Net Sales 2002	Year-End Assets 2004	Year-End Assets 2003
United States	**$10,613**	$10,656	$9,450	**$15,727**	$15,593
Europe, Middle East and Africa	**5,470**	4,985	4,041	**5,920**	5,001
Other Western Hemisphere	**1,425**	1,333	1,215	**7,228**	5,711
Pacific	**1,872**	1,679	1,502	**1,560**	1,143
Total	**$19,380**	$18,653	$16,208	**$30,435**	$27,448

Note 19 LEASES

Minimum rental commitments under all non-cancelable operating leases, primarily real estate and motor vehicles, in effect at December 31, 2004, were:

Years Ending December 31,	(dollars in millions)
2005	$123
2006	99
2007	78
2008	65
2009	62
Later years	58
Total minimum payments	485
Less total minimum sublease rentals	69
Net minimum rental commitments	$416

Operating lease rental expense (net of sublease rental income of $13 million in 2004, $11 million in 2003 and $25 million in 2002) was $149 million in 2004, $137 million in 2003 and $95 million in 2002.

Note 20 PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company and certain of its subsidiaries have defined benefit pension plans and defined contribution plans for regular full-time employees. The principal pension plan is the Bristol-Myers Squibb Retirement Income Plan. The funding policy is to contribute amounts to provide for current service and to fund past service liability. Plan benefits are based primarily on years of credited service and on the participant's compensation. Plan assets consist principally of equity and fixed-income securities.

The Company also provides comprehensive medical and group life benefits for substantially all U.S. retirees who elect to participate in its comprehensive medical and group life plans. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement and the original retiring Company. The life insurance plan is noncontributory. Plan assets consist principally of equity and fixed-income securities. Similar plans exist for employees in certain countries outside of the United States.

Cost of the Company's deferred benefits and postretirement benefit plans included the following components:

	Pension Benefits			Other Benefits		
Dollars in Millions	**2004**	2003	2002	**2004**	2003	2002
Service cost—benefits earned during the year	**$180**	$144	$143	**$8**	$8	$10
Interest cost on projected benefit obligation	**295**	275	275	**37**	46	46
Expected return on plan assets	**(355)**	(353)	(402)	**(18)**	(15)	(19)
Net amortization and deferral	**157**	71	21	**—**	7	2
Net periodic benefit cost	**277**	137	37	**27**	46	39
Curtailments and settlements	**(1)**	(1)	(3)	**—**	—	—
Total net periodic benefit cost	**$276**	$136	$ 34	**$27**	$46	$39

The Company has recognized the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in 2004, and in accordance with FSP No. 106-2, recorded $8 million as a reduction in net periodic benefit cost.

Changes in benefit obligations and plan assets for December 31, 2004 and 2003, for the Company's defined benefit and postretirement benefit plans, were:

	Pension Benefits		Other Benefits	
Dollars in Millions	**2004**	2003	**2004**	2003
Benefit obligation at beginning of year	**$4,755**	$4,172	**$ 758**	$ 717
Service cost—benefits earned during the year	**180**	144	**8**	8
Interest cost on projected benefit obligation	**295**	275	**37**	46
Plan participants' contributions	**3**	3	**6**	4
Curtailments and settlements	**(3)**	(3)	**—**	—
Actuarial (gain)/loss	**533**	382	**(78)**	59
Plan amendments	**(4)**	38	**(17)**	(13)
Benefits paid	**(399)**	(344)	**(68)**	(65)
Exchange rate losses	**121**	88	**—**	2
Benefit obligation at end of year	**$5,481**	$4,755	**$ 646**	$ 758
Fair value of plan assets at beginning of year	**$4,085**	$3,318	**$ 205**	$164
Actual return on plan assets	**456**	707	**25**	41
Employer contribution	**367**	332	**62**	61
Plan participants' contributions	**3**	3	**6**	4
Settlements	**—**	(3)	**—**	—
Transfer in/(out)	**(3)**	1	**—**	—
Benefits paid	**(399)**	(344)	**(68)**	(65)
Exchange rate gains	**93**	71	**—**	—
Fair value of plan assets at end of year	**$4,602**	$4,085	**$ 230**	$205
Funded status	**$(879)**	$(670)	**$(416)**	$(553)
Unamortized net obligation at adoption	**3**	10	**—**	—
Unrecognized prior service cost	**74**	94	**(31)**	(16)
Unrecognized net actuarial loss	**2,017**	1,676	**103**	188
Net amount recognized	**$1,215**	$1,110	**$(344)**	$(381)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit cost	**$1,272**	$1,279	**$ —**	$ —
Accrued benefit cost	**(406)**	(372)	**(344)**	(381)
Intangible assets	**3**	10	**—**	—
Accumulated other comprehensive income	**346**	193	**—**	—
Net amount recognized	**$1,215**	$1,110	**$(344)**	$(381)

Several plans had underfunded accrued benefit obligations that exceeded their accrued benefit liabilities at December 31, 2004 and 2003. Additional minimum liabilities were established to increase the accrued benefit liabilities to the values of the underfunded accrued benefit obligations. These liabilities totaled $349 million and $203 million at December 31, 2004 and 2003, respectively, for a U.S. unfunded benefit equalization plan and several international plans. The additional minimum liability was offset by intangible assets of $3 million and $10 million and charges to other comprehensive income included in stockholder's equity of $346 million and $193 million at December 31, 2004 and 2003, respectively.

The accumulated benefit obligation for all defined benefit pension plans was $4,828 million and $4,154 million at December 31, 2004 and 2003, respectively.

Information for pension plans with accumulated benefit obligations in excess of plan assets was:

	December 31,	
Dollars in Millions	**2004**	2003
Projected benefit obligation	**$1,313**	$918
Accumulated benefit obligation	**1,139**	791
Fair value of plan assets	**742**	427

This is attributable primarily to an unfunded U.S. benefit equalization plan and several plans in the international markets. The unfunded U.S. benefit equalization plan provides pension benefits for employees with compensation above IRS limits and cannot be funded in a tax-advantaged manner.

Additional information pertaining to the Company's pension and postretirement plans:

Dollars in Millions	Pension Benefits			Other Benefits		
	2004	2003	2002	**2004**	2003	2002
Increase in minimum liability, including the impact of foreign currency fluctuations, included in other comprehensive income	**$153**	$53	$132	**$—**	$—	$—

Weighted-average assumptions used to determine benefit obligations at December 31, were:

	Pension Benefits		Other Benefits	
	2004	2003	**2004**	2003
Discount rate	**5.57%**	6.08%	**5.52%**	6.01%
Rate of compensation increase	**3.59%**	3.57%	**3.59%**	3.58%

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended December 31, were:

	Pension Benefits			Other Benefits		
	2004	2003	2002	**2004**	2003	2002
Discount rate	**6.08%**	6.56%	7.02%	**6.01%**	6.75%	7.23%
Expected long-term return on plan assets	**8.73%**	8.81%	9.74%	**9.00%**	9.00%	10.00%
Rate of compensation increase	**3.57%**	3.33%	3.59%	**3.58%**	3.29%	3.57%

At December 31, 2004, the Company's expected long-term rate of return on U.S. pension plan assets is 9%. The target asset allocation is 70% public equity (58% U.S., 12% international), 8% private equity and 22% fixed income. The 9% is approximated by applying expected returns of 9% on public equity, 15% on private equity and 6% on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended December 31, 2004 were 10.8% for 10 years, 10.0% for 15 years and 11.2% for 20 years.

U.S. pension plan assets represented approximately 83% of total Company pension plan assets at December 31, 2003. The 8.73% disclosed above for total Company expected return on assets for 2004 is below the 9.0% for U.S. pension plans due to the impact of international pension plans, which typically employ a less aggressive asset allocation.

A 9% expected return is disclosed for Other Benefits in 2004 because the relevant assets are invested in the same manner as U.S. pension plan assets and there are no international plan assets.

Assumed health care cost trend rates at December 31 were:

	2004	2003	2002
Health care cost trend rate assumed for next year	**8.93%**	9.96%	10.88%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**4.51%**	4.50%	4.48%
Year that the rate reaches the ultimate trend rate	**2012**	2010	2010

Assumed health care cost trend rates do have an effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Dollars in Millions	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost	$2	$(2)
Effect on postretirement benefit obligation	31	(27)

The Company's asset allocation for pension and postretirement benefits at December 31, 2004 and 2003, were:

	Pension Benefits		Other Benefits	
	2004	2003	**2004**	2003
Public equity securities	**68.9%**	69.7%	**69.9%**	70.7%
Debt securities (including cash)	**25.5**	25.1	**23.4**	23.1
Private equity	**5.2**	5.0	**6.5**	6.0
Other	**0.4**	0.2	**0.2**	0.2
Total	**100.0%**	100.0%	**100.0%**	100.0%

The Company's investment strategy emphasizes equities in order to achieve high expected returns and, in the long run, low expense and low required cash contributions. For the U.S. pension plans, a target asset allocation of 70% public equity (58% U.S., 12% international), 8% private equity and 22% fixed income is maintained and cash flow (i.e., cash contributions, benefit payments) are used to rebalance back to the targets as necessary. Investments are very well diversified within each of the three major asset categories. About 40% of the U.S. equity is passively managed. Otherwise, all investments are actively managed.

Investment strategies for international pension plans are typically similar, although the asset allocations are usually more conservative.

Bristol-Myers Squibb Company common stock represents less than 1% of the plan assets at December 31, 2004 and 2003.

Assets for postretirement benefits are commingled with U.S. pension plan assets and, therefore, the investment strategy is identical to that described above for U.S. pension plans.

Contributions

Although no minimum contributions will be required, the Company plans to make cash contributions to the U.S. pension plans in 2005.

When contributions are made to the U.S. pension plans, the Company may make tax-deductible contributions to the 401(h) account for retiree medical benefits equal to a portion of the pension normal cost.

Contributions to the international pension plans are now expected to be in the $70 to $90 million range.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

		Other Benefits		
Dollars in Millions	Pension Benefits	Gross	Medicare Subsidy	Net
2005	$252	$61	$ –	$61
2006	267	61	5	56
2007	289	60	5	55
2008	308	59	5	54
2009	327	58	5	53
Years 2010 - 2014	1,997	280	23	257

Savings Plan

The principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program. The Company's contribution is based on employee contributions and the level of Company match. The Company's contributions to the plan were $53 million in 2004, $51 million in 2003 and $50 million in 2002.

Note 21 LEGAL PROCEEDINGS AND CONTINGENCIES

Legal Proceedings and Contingencies

Various lawsuits, claims, proceedings and investigations are pending against the Company and certain of its subsidiaries. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company records accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. These matters involve antitrust, securities, patent infringement, the Employee Retirement Income Security Act of 1974, as amended (ERISA), pricing, sales and marketing practices, environmental, health and safety matters, product liability and insurance coverage. The most significant of these matters are described below. There can be no assurance that there will not be an increase in the scope of these matters or that any future lawsuits, claims, proceedings or investigations will not be material. Management continues to believe, as previously disclosed, that during the next few years, the aggregate impact, beyond current reserves, of these and other legal matters affecting the Company is reasonably likely to be material to the Company's results of operations and cash flows, and may be material to its financial condition and liquidity.

The Company's decision to obtain insurance coverage is dependent on market conditions, including cost and availability, existing at the time such decisions are made. As a result of external factors, the availability of insurance has become more restrictive while the cost has increased significantly. The Company has evaluated its risks and has determined that the cost of obtaining insurance outweighs the benefits of coverage protection against losses and as such, is self-insured for product liabilities effective July 1, 2004. The Company will continue to evaluate these risks and benefits to determine its insurance needs in the future.

Plavix Litigation

United States

The Company's U.S. territory partnership under its alliance with Sanofi is a plaintiff in three pending patent infringement lawsuits instituted in the U.S. District Court for the Southern District of New York entitled Sanofi-Synthelabo, Sanofi-Synthelabo Inc., and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex Inc. and Apotex Corp., 02-CV-2255 (SHS); Sanofi-Synthelabo, Sanofi-Synthelabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Dr. Reddy's Laboratories, LTD, and Dr. Reddy's Laboratories, Inc., 02-CV-3672 (SHS); and Sanofi-Synthelabo, Sanofi-Synthelabo Inc., and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership vs. Teva Pharmaceuticals USA, Inc. and Teva Pharmaceuticals Industries, Ltd., 04-CV-7458. Teva Pharmaceuticals Industries, Ltd. has since been dismissed from the case. Proceedings involving Plavix also have been instituted outside the United States. The most significant of these proceedings is pending in Canada and is described below.

The U.S. suits were filed on March 21, 2002, May 14, 2002, and September 23, 2004, respectively, and were based on U.S. Patent No. 4,847,265, a composition of matter patent, which discloses and claims, among other things, the hydrogen sulfate salt of clopidogrel, which is marketed as Plavix. The first two suits were also based on U.S. Patent No. 5,576,328, which discloses and claims, among other things, the use of clopidogrel to prevent a secondary ischemic event. The plaintiffs later withdrew Patent No. 5,576,328 from the two lawsuits. Plaintiffs' infringement position is based on defendants' filing of their Abbreviated New Drug Applications (ANDA) with the FDA, seeking approval to sell generic clopidogrel bisulfate prior to the expiration of the composition of matter patent in 2011. The defendants responded by alleging that the patent is invalid and/or unenforceable. Apotex has added antitrust counterclaims. The first two cases were consolidated for discovery. Fact discovery closed on October 15, 2003 and expert discovery was completed in November 2004; the trial could occur as early as the second quarter of 2005, although it may occur later. Discovery has not yet commenced in the third action.

The Company's U.S. territory partnership under its alliance with Sanofi is a plaintiff in another pending patent infringement lawsuit instituted in the U.S. District Court for the District of New Jersey entitled Sanofi-Synthelabo, Sanofi-Synthelabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Watson Pharmaceuticals, Inc. and Watson Laboratories, Inc. 2:04-CV-4926. The suit was filed October 7, 2004 and was based on U.S. patent 6,429,210, which discloses and claims a particular crystalline or polymorph form of the hydrogen sulfate salt of clopidogrel, which is marketed as Plavix. The case is in early stages and discovery has not yet begun.

Plavix is currently the Company's largest product ranked by net sales. Net sales of Plavix were approximately $3.3 billion and $2.5 billion for the years ended December 31, 2004 and 2003, respectively.

Currently, the Company expects Plavix to have market exclusivity in the United States until 2011. If the composition of matter patent for Plavix is found not infringed, invalid and/or unenforceable at the district court level, the FDA could then approve the defendants' ANDAs to sell generic clopidogrel, and generic competition for Plavix could begin before the Company has exhausted its appeals. Such generic competition would likely result in substantial decreases in the sales of Plavix in the United States.

Although the plaintiffs intend to vigorously pursue enforcement of their patent rights in Plavix, it is not possible at this time reasonably to assess the outcome of these lawsuits, or, if the Company were not to prevail in these lawsuits, the timing of potential generic competition for Plavix. However, if generic competition in the U.S. were to occur, the Company believes it is very unlikely to occur before the second half of 2005. It also is not possible reasonably to estimate the impact of these lawsuits on the Company.

However, loss of market exclusivity of Plavix and the subsequent development of generic competition would be material to the Company's sales of Plavix and results of operations and cash flows and could be material to its financial condition and liquidity.

Canada

Sanofi-Synthelabo and Sanofi-Synthelabo Canada Inc. have instituted a prohibition action in the Federal Court of Canada against Apotex Inc. (Apotex) and the Minister of Health in response to a Notice of Allegation from Apotex directed against Canadian Patent 1,336,777 covering clopidogrel bisulfate. Apotex's Notice of Allegation (NOA) indicated that it had filed an Abbreviated New Drug Submission (ANDS) for clopidogrel bisulfate tablets and that it sought approval (a Notice of Compliance) of that ANDS before the expiration of Canadian Patent 1,336,777, which expires August 12, 2012. Apotex's NOA further alleged that the '777 patent was invalid or not infringed. A hearing was held from February 21 to February 25, 2005 and a decision is expected before April 28, 2005, the date the statutory 24-month stay imposed on the approval of Apotex's ANDS expires.

If the decision is favorable to Apotex, it could result in a generic product on the market in Canada in the second quarter of 2005. The Company believes that any outcome in Canada should not be predictive of the outcome in the U.S. in light of different procedural and substantive rules in the two jurisdictions.

Sanofi-Aventis and Sanofi-Synthelabo Canada Inc. have also instituted a prohibition action in the Federal Court of Canada against Novopharm Limited (Novopharm) and the Minister of Health in response to a Notice of Allegation from Novopharm directed against Canadian Patent 1,336,777 covering clopidogrel bisulfate. Novopharm's NOA indicated that it had filed an ANDS for clopidogrel bisulfate tablets and that it sought approval (a Notice of Compliance) of that ANDS before the expiration of Canadian Patent 1,336,777, which expires August 12, 2012. Novopharm's NOA further alleged that the '777 patent was invalid. The action is in its early stages and no hearing date has been set.

United Kingdom

In December 2004, Aircoat Limited (Aircoat) filed a nullity petition in the Court of Session in Glasgow, Scotland. By its nullity petition, Aircoat seeks revocation of European Patent 0 281 459 , which has been registered in the United Kingdom. European Patent 0 281 459 covers, inter alia, clopidogrel bisulfate, the active ingredient in Plavix. Aircoat specifically alleges that the claims of European Patent 0 281 459 are invalid and should be revoked on the grounds of lack of novelty and/or lack of inventive step.

Other Patent Litigation

Tequin. The Company and Kyorin Pharmaceuticals Co., Ltd. (Kyorin) commenced a patent infringement action on March 23, 2004, against Teva USA and Teva Industries in the United States District Court for the Southern District of New York, relating to the antibiotic gatifloxacin, for which Kyorin holds the composition of matter patent and which the Company sells as *Tequin*. Teva Industries has since been dismissed from the case. This action relates to Teva's filing of an ANDA for a generic version of gatifloxacin tablets with a certification that the composition of matter patent, which expires in December 2007, is invalid or not infringed. The filing of the suit places a stay on the approval of Teva's generic product until June 2007, unless there is a court decision adverse to the Company and Kyorin before that date.

ERBITUX. On October 28, 2003, a complaint was filed by Yeda Research and Development Company Ltd. (Yeda) against ImClone and Aventis Pharmaceuticals, Inc. in the U.S. District Court for the Southern District of New York. This action alleges and seeks that three individuals associated with Yeda should also be named as co-inventors on U.S. Patent No. 6,217,866, which covers the therapeutic combination of any EGFR-specific monoclonal antibody and anti-neoplastic agents, such as chemotherapeutic agents, for use in the treatment of cancer. If Yeda's action were successful, Yeda could be in a position to practice, or to license others to practice, the invention. This could result in product competition for ERBITUX that might not otherwise occur. The Company, which is not a party to this action, is unable to predict the outcome at this stage in the proceedings.

On May 5, 2004, RepliGen Corporation (Repligen) and Massachusetts Institute of Technology (MIT) filed a lawsuit in the United States District Court for the District of Massachusetts against ImClone claiming that ImClone's manufacture and sale of ERBITUX infringes a patent which generally covers a process for protein production in mammalian cells. Repligen and MIT seek damages based on sales of ERBITUX which commenced in February 2004. The patent expired on May 5, 2004, although Repligen and MIT are seeking extension of the patent. The Company, which is not a party to this action, is unable to predict the outcome at this stage in the proceedings.

Abilify. On August 11, 2004, Otsuka filed with the United States Patent and Trademark Office (USPTO) a Request for Reexamination of U.S. composition of matter patent covering Abilify, an antipsychotic agent used for the treatment of schizophrenia (U.S. Patent Number No. 5,006,528, the "528 Patent") that expires in 2009, and may be extended until 2014 if pending supplemental protection extensions are granted. Otsuka has determined that the original '528 Patent application contained an error in that the description of a prior art reference was identified by the wrong patent number. In addition, Otsuka has taken the opportunity to bring other citations to the attention of the USPTO. The USPTO has granted the Request for Reexamination, and the reexamination proceeding is ongoing. The reexamination proceeding will allow the USPTO to consider the patentability of the patent claims in light of the corrected patent number and newly cited documents. The USPTO is expected to make a final decision on the reexamination within the next ten to fifteen months.

The Company and Otsuka believe that the invention claimed in the '528 Patent is patentable over the prior art and expect that the USPTO will reconfirm that in the reexamination. However, there can be no guarantee as to the outcome. If the patentability of the '528 Patent were not reconfirmed following a reexamination, there may be sooner than expected loss of market exclusivity of Abilify and the subsequent development of generic competition, which would be material to the Company.

Avalide. Ranbaxy Laboratories Limited (Ranbaxy) has served notice that it filed an ANDA with a P(IV) certification directed against U.S. Patent 5,994,348, which is a formulation patent that expires in June 2015. Ranbaxy's P(IV) notice asserts that its proposed generic formulation does not infringe Patent 5,993,348. Ranbaxy's P(IV) notice did not include a challenge to the composition of matter patent that currently expires in September 2011. The Company and its partner, Sanofi, are currently evaluating Ranbaxy's P(IV) notice.

Avapro. Ranbaxy has served notice that it filed an ANDA with a P(IV) certification directed against U.S. Patent 6,342,247, which is a formulation patent that expires in June 2015. Ranbaxy's P(IV) notice asserts that its proposed generic formulation does not infringe the Patent 6,342,247. Ranbaxy's P(IV) notice did not include a challenge to the composition of matter patent that currently expires in September 2011. The Company and its partner, Sanofi, are currently evaluating Ranbaxy's P(IV) notice.

Tequin (injectable form). Apotex Corp. (Apotex), SICOR Pharmaceuticals, Inc. (SICOR) and American Pharmaceutical Partners, Inc. (APP) have all served notice that they filed abbreviated NDAs with P(IV) certifications directed against U.S. Patent 5,880,283. Apotex and SICOR also submitted P(IV) certifications against U.S. Patent 4,980,470. Patent 4,980,470 is a composition of matter patent that expires in December 2007 (and for which a patent term extension has been applied for to December 2009). U.S. Patent 5,880,283 covers the specific form of gatifloxacin used in *Tequin*. Apotex and SICOR allege in their P(IV) notices that U.S. Patent 4,980,470 is invalid. Apotex, SICOR and APP allege that their proposed generic formulations would not infringe U.S. Patent 5,880,283. The Company is currently evaluating these P(IV) notices.

Vanlev Litigation

In April, May and June 2000, the Company, its former Chairman of the Board and Chief Executive Officer, Charles A. Heimbold, Jr., and its former Chief Scientific Officer, Peter S. Ringrose, Ph.D., were named as defendants in a number of class action lawsuits alleging violations of federal securities laws and regulations. These actions have been consolidated into one action in the U.S. District Court for the District of New Jersey. The plaintiff claims that the defendants disseminated materially false and misleading statements and/or failed to disclose material information concerning the safety, efficacy and commercial viability of its product *Vanlev* during the period November 8, 1999 through April 19, 2000.

In May 2002, the plaintiff submitted an amended complaint adding allegations that the Company, its present Chairman of the Board and Chief Executive Officer, Peter R. Dolan, its former Chairman of the Board and Chief Executive Officer, Charles A. Heimbold, Jr., and its former Chief Scientific Officer, Peter S. Ringrose, Ph.D., disseminated materially false and misleading statements and/or failed to disclose material information concerning the safety, efficacy, and commercial viability of *Vanlev* during the period April 19, 2000 through March 20, 2002. A number of related class actions, making essentially the same allegations, were also filed in the U.S. District Court for the Southern District of New York. These actions have been transferred to the U.S. District Court for the District of New Jersey.

The Company filed a motion for partial judgment in its favor based upon the pleadings. The plaintiff opposed the motion, in part by seeking again to amend its complaint. The court granted in part and denied in part the Company's motion and ruled that the plaintiff may amend its complaint to challenge certain alleged misstatements.

The court has certified two separate classes: a class relating to the period from November 8, 1999 to April 19, 2000 and a class relating to the period from March 22, 2001 to March 20, 2002. The class certification and proposed class certification are without prejudice to defendants' rights to fully contest the merits of plaintiff's claims. The plaintiff purports to seek compensatory damages, costs and expense on behalf of shareholders with respect to the class period and proposed class period.

On December 17, 2004, the Company and the other defendants made a motion for summary judgment as to all of plaintiff's claims. The final pre-trial conference in this matter commenced on December 15, 2004 and is scheduled to be completed on May 4, 2005. No trial date has been set.

In January 2005, the plaintiff moved for leave to file a third amended complaint, seeking to combine the two class periods into one expanded class period from October 19, 1999 through March 19, 2002 and to add further allegations that the Company, Peter R. Dolan, Charles A. Heimbold, Jr., and Peter S. Ringrose, Ph.D. disseminated materially false and misleading statements and or failed to disclose material information concerning the safety, efficacy and commercial viability of *Vanlev*. Defendants have opposed the plaintiff's motion, and the Court is scheduled to hear oral argument on the motion on April 4, 2005.

It is not possible at this time reasonably to assess the final outcome of this litigation or reasonably to estimate the possible loss or range of loss with respect to this litigation. If the Company were not to prevail in final, nonappealable determinations of this litigation, the impact could be material.

Other Securities Matters

During the period March through May 2002, the Company and a number of its current and former officers were named as defendants in a number of securities class action suits. The suits variously alleged violations of federal securities laws and regulations in connection with three different matters: (1) *Vanlev* (as discussed above), (2) sales incentives and wholesaler inventory levels, and (3) ImClone, and ImClone's product, ERBITUX. As discussed above, the allegations concerning *Vanlev* have been transferred to the U.S. District Court for the District of New Jersey and consolidated with the action pending there. The remaining actions have been consolidated and are pending in the U.S. District Court for the Southern District of New York. Plaintiffs filed a consolidated class action complaint on April 11, 2003 against the Company and certain current and former officers alleging a class period of October 19, 1999 through March 10, 2003. The consolidated class action complaint alleges violations of federal securities laws in connection with, among other things, the Company's investment in and relationship with ImClone and ImClone's product, ERBITUX, and certain accounting issues, including issues related to wholesaler inventory and sales incentives, the establishment of reserves, and accounting for certain asset and other sales. The plaintiffs seek compensatory damages, costs and expenses. On March 29, 2004, the U.S. District Court granted the Company's motion to dismiss the consolidated class action complaint and dismissed the case with prejudice. Plaintiffs appealed that dismissal to the Second Circuit Court of Appeals (Court of Appeals). While that appeal was pending, the parties reached an agreement in principle to settle the action. On July 26, 2004, the Court of Appeals stayed the appeal and remanded the action to the District Court so that the District Court could consider the settlement. On July 30, 2004, the District Court vacated the Clerk's Judgment in order to consider the settlement. Also on that day, the District Court entered an order preliminarily approving the settlement and certifying a class for settlement purposes only. Pursuant to the terms of the proposed settlement, all claims in the action will be dismissed, the litigation will be terminated, the defendants will receive releases, and the Company will pay $300 million to a fund for class members. On November 9, 2004, after a fairness hearing, the District Court approved the settlement and a judgment dismissing the case with prejudice. The settlement has become final. The Company is discussing recovering under its insurance policies, not reflected in the financial statements, of a portion of the $300 million settlement. Approximately 58 million shares have been excluded from the settlement pursuant to requests for exclusion. Of those, approximately 51 million shares are held by plaintiffs in the four pending actions discussed below, which the Company has established reserves for liabilities. It is not possible at this time to reasonably assess the final outcome of these lawsuits. In accordance with GAAP, the Company has determined that the above amounts represent minimum expected probable losses with respect to these lawsuits. Eventual losses related to these lawsuits may exceed these reserves, and the further impact could be material. The Company does not believe that the top-end of the range for these losses can be estimated.

In addition, an action was filed in early October 2003, in New York State Supreme Court, making similar factual allegations and asserting a variety of claims including, among others, common law fraud and negligent misrepresentation. No discovery has been taken in this matter. On January 9, 2004, the Company moved to dismiss the complaint. The plaintiffs filed an amended complaint on December 16, 2004, making similar allegations but also adding allegations from the SEC Complaint issued in August 2004. The Company filed a motion to dismiss the amended complaint on February 11, 2005. Plaintiffs' opposition to the motion to dismiss is due March 15, 2005. The Company's reply is due April 8, 2005. Three related actions were filed, one in September 2004, one in November 2004 and one in December 2004 all making similar factual allegations and asserting claims similar to those made in the amended complaint for the New York State Supreme Court action filed in October 2003. The Company intends to file a motion to dismiss each of the related actions, which have a briefing schedule identical to the action filed in October 2003. It is not possible at this time reasonably to assess the final outcome of this litigation or reasonably to estimate the possible loss or range of loss with respect to this litigation. If the Company were not to prevail in final, non-appealable determinations of this litigation, the impact could be material.

The Company and a number of the Company's current and former officers were named as defendants in a purported class action filed on October 6, 2004 in the State Court in Cook County, Illinois. The complaint makes factual allegations similar to those made in the settled federal class action in the Southern District of New York and asserts common law fraud and breach of fiduciary duty claims. The complaint purports to assert those claims on behalf of stockholders who purchased the Company's stock before October 19, 1999 and held onto their stock through March 10, 2003. The Company removed the action to the Northern District of Illinois on February 10, 2005. Plaintiffs' motion to remand is due March 17, 2005. The Company's opposition is due April 18, 2005 and plaintiffs' reply is due May 18, 2005. It is not possible at this time reasonably to assess the final outcome of this litigation or reasonably to estimate the possible loss or range of loss with respect to this litigation. If the Company were not to prevail in final, non-appealable determinations of this litigation, the impact could be material.

On November 18, 2004, a class action complaint was filed in United States District Court for the Eastern District of Missouri against the Company, D & K Healthcare Resources, Inc. (D & K) and several current and former D & K directors and officers on behalf of purchasers of D & K stock between August 10, 2000 and September 16, 2002. The class action complaint alleges that the Company participated in fraudulently inflating the value of D & K stock by allegedly engaging in improper "channel-stuffing" agreements with D & K. The Company filed a motion to dismiss this case on January 28, 2005. The plaintiff's opposition to the motion to dismiss is due March 21, 2005, and the Company's reply is due April 11, 2005. Under the Private Securities Litigation Reform Act, discovery is automatically stayed pending the outcome of the motion to dismiss. The plaintiff filed a motion to partially lift the automatic discovery stay on February 22, 2005. The Company's opposition to the motion is due March 4, 2005 and plaintiff's reply is due March 16, 2005. The impact is not expected to be material.

Beginning in October 2002, a number of the Company's current and former officers and directors were named as defendants in three shareholder derivative suits pending in the U.S. District Court for the Southern District of New York. A number of the Company's current and former officers and directors were named as defendants in three shareholder derivative suits filed during the period March 2003 through May 2003 in the U.S. District Court for the District of New Jersey. In July 2003 the U.S. District Court for the District of New Jersey ordered the three shareholder derivative lawsuits that were filed in that court transferred to the U.S. District Court for the Southern District of New York. Subsequently, the U.S. District Court for the Southern District of New York ordered all six federal shareholder derivative suits consolidated. Plaintiffs have filed a consolidated, amended, verified shareholder complaint against certain members of the board of directors, current and former officers and PricewaterhouseCoopers (PwC), an independent registered public accounting firm. As is customary in derivative suits, the Company has been named as a defendant in this action. As a nominal defendant, the Company is not liable for any damages in the suit nor is any specific relief sought against the Company. The consolidated amended complaint alleges, among other things, violations of federal securities laws and breaches of fiduciary duty by certain individual defendants in connection with the Company's conduct concerning, among other things: safety, efficacy and commercial viability of *Vanlev* (as discussed above); the Company's sales incentives to certain wholesalers and the inventory levels of those wholesalers; the Company's investment in and relations with ImClone and ImClone's product ERBITUX; and alleged anticompetitive behavior in connection with *BuSpar* and *TAXOL*®. The lawsuit also alleges malpractice (negligent misrepresentation and negligence) by PwC. The plaintiffs seek restitution and rescission of certain officers' and directors' compensation and alleged improper insider trading proceeds; injunctive relief; fees, costs and expenses; contribution from certain officers for alleged liability in the consolidated securities class action pending in the U.S. District Court for the Southern District of New York (as discussed above); and contribution and indemnification from PwC. No discovery has been taken in this matter. On December 19, 2003, the Company moved to dismiss the consolidated amended complaint. The motion to dismiss has been administratively withdrawn without prejudice. Any party has the right to have it reinstated upon request. Two similar actions are pending in New York State Court. Plaintiffs seek equitable relief, damages, costs and attorneys' fees. The parties are currently engaged in discussions regarding potential settlement of the action.

As previously disclosed, on August 4, 2004, the Company entered into a final settlement with the SEC, concluding an investigation concerning certain wholesaler inventory and accounting matters. The settlement was reached through a Consent, a copy of which was attached as Exhibit 10s to the Company's quarterly report on Form 10-Q for the period ended September 30, 2004. In the Consent, the Company agreed, without admitting or denying any liability, not to violate certain provisions of the securities laws. The Company also agreed to establish a $150 million fund for a class of shareholders to be distributed under the court's supervision. The $150 million fund, which included a $100 million civil penalty, will be distributed to certain Company shareholders under a plan of distribution established by the SEC.

The settlement does not resolve the ongoing investigation by the SEC of the activities of certain current and former members of the Company's management in connection with the wholesaler inventory issues and other accounting matters, which investigation is ongoing. In addition, an investigation by the U.S. Attorney's Office for the District of New Jersey concerning the inventory and accounting matters covered by the Company's settlement with the SEC is continuing. The Company is continuing to cooperate with those investigations.

ERISA Litigation

In December 2002 and the first quarter of 2003, the Company and others were named as defendants in five class actions brought under the ERISA in the U.S. District Courts for the Southern District of New York and the District of New Jersey. These actions have been consolidated in the Southern District of New York under the caption In re Bristol-Myers Squibb Co. ERISA Litigation, 02 CV 10129 (LAP). An Amended Consolidated Complaint alleging a class period of January 1, 1999 through March 10, 2003 was served on August 18, 2003. The Amended Consolidated Complaint was brought on behalf of four named plaintiffs and a putative class consisting of all participants in the Bristol-Myers Squibb Company Savings and Investment Program (Savings Plan) and their beneficiaries for whose benefit the Savings Plan held and/or acquired Company stock at any time during the class period (excluding the defendants, their heirs, predecessors, successors and assigns). The named defendants are the Company, the Bristol-Myers Squibb Company Savings Plan Committee (Committee), thirteen individuals who presently serve on the Committee or who served on the Committee in the recent past, Charles A. Heimbold, Jr. and Peter R. Dolan (the past and present Chief Executive Officers, respectively, and the

Company). The Amended Consolidated Complaint generally alleges that the defendants breached their fiduciary duties under ERISA during the class period by, among other things, continuing to offer the Company Stock Fund and Company stock as investment alternatives under the Savings Plan; continuing to invest Company matching contributions in the Company Stock Fund and Company stock; and failing to disclose that investments in Company stock were (allegedly) imprudent. The Savings Plan's purchases of Company stock after January 1, 1999 are alleged to have been transactions prohibited by ERISA. Finally, Defendants Heimbold and Dolan are alleged to have breached their fiduciary duties under ERISA by failing to monitor the actions of the Committee. These ERISA claims are predicated upon factual allegations similar to those raised in "Other Securities Matters" above, concerning, among other things: the safety, efficacy and commercial viability of *Vanlev*; the Company's sales incentives to certain wholesalers and the inventory levels of those wholesalers; the Company's investment in and relations with ImClone and ImClone's product ERBITUX; and alleged anticompetitive behavior in connection with *BuSpar* and *TAXOL®*.

There has not been significant discovery to date and discovery is currently stayed. On October 2, 2003, the Company and all other defendants moved to dismiss the Amended Consolidated Complaint. The plaintiffs have opposed the motion to dismiss, and the defendants have replied. The motions to dismiss were administratively withdrawn without prejudice. Plaintiffs have now requested a pre-motion conference and intend to ask the Court for leave to file a Second Amendment Complaint. In the second quarter of 2004, the Company established reserves for liabilities for this litigation of $20 million. It is not possible at this time reasonably to assess the final outcome of this litigation. In accordance with GAAP, the Company has determined that the reserves established represent the minimum expected probable losses with respect to this litigation. Eventual losses related to this litigation may exceed reserves, and the further impact could be material. The Company does not believe that the top-end of the range for these losses can be estimated. If the Company were not to prevail in final, non-appealable determination of this matter, the impact could be material to its results of operations.

Pricing, Sales and Promotional Practices Litigation and Investigations

The Company, together with a number of other pharmaceutical manufacturers, is a defendant in several private class actions and in actions brought by the Nevada, Montana, Pennsylvania, Wisconsin, Kentucky, Illinois and Alabama Attorneys General, the City of New York and four New York counties that are pending in federal and state courts relating to the pricing of certain Company products. The federal cases, and some related state court cases that were removed to federal courts, have been consolidated for pre-trial purposes under the caption In re Pharmaceutical Industry Average Wholesale Price Litigation, MDL No. 1456, Civ. Action No. 01-CV-12257-PBS, before United States District Court Judge Patti B. Saris in the United States District Court for the District of Massachusetts (AWP Multidistrict Litigation). On June 18, 2003 , the private plaintiffs in the AWP Multidistrict Litigation filed an Amended Master Consolidated Complaint (Amended Master Complaint). The Amended Master Complaint contains two sets of allegations against the Company. First, it alleges that the Company's and many other pharmaceutical manufacturers' reporting of prices for certain drug products (20 listed drugs in the Company's case) had the effect of falsely overstating the Average Wholesale Price (AWP) published in industry compendia, which in turn improperly inflated the reimbursement paid to medical providers, pharmacists, and others who prescribed, administered or sold those products to consumers. Second, it alleges that the Company and certain other defendant pharmaceutical manufacturers conspired with one another in a program called the "Together Rx Card Program" to fix AWPs for certain drugs made available to consumers through the Program. The Amended Master Complaint asserts claims under the federal RICO and antitrust statutes and state consumer protection and fair trade statutes.

The Amended Master Complaint is brought on behalf of two main proposed classes, whose definitions have been subject to further amendment as the case has progressed. As of December 17, 2004, those proposed classes may be summarized as: (1) all persons or entities who, from 1991 forward, paid or reimbursed all or part of a listed drug under Medicare Part B or under a private contract that expressly used AWP as a pricing standard and (2) all persons or entities who, from 2002 forward, paid or reimbursed any portion of the purchase price of a drug covered by the Together Rx Card Program based in whole or in part on AWP. The first class is further divided into several proposed subclasses depending on whether the listed drug in question is physician-administered, self-administered, sold through a pharmacy benefits manager or specialty pharmacy, or is a brand-name or generic drug. On September 3, 2004, plaintiffs in the AWP Multidistrict Litigation moved for certification of a proposed plaintiff class. The parties briefed that motion, as it related to the amended proposed definition of the first main class and sub-classes discussed above, and motion was heard by the Court on February 10, 2005.

The Company and other defendants moved to dismiss the Amended Master Complaint on the grounds that it fails to state claims under the applicable statutes. On February 24, 2004, the Court denied this motion in large part, although the Court dismissed one of the plaintiffs' claims for failure to plead a cognizable RICO "enterprise". Accordingly, the Court required that the Company and the other defendants answer the Amended Master Complaint. The court subsequently ordered that five defendants, including the Company, engage in accelerated discovery with respect to the remaining allegations of the Amended Master Complaint, other than the allegations related to Together Rx, which are on a more extended discovery schedule. This accelerated discovery closed as to these five defendants on January 30, 2005. In addition, the Company and the other defendants have obtained discovery of the named plaintiffs and of several non-parties, such as benefits consultants, the federal government and health insurers. The current schedule calls for expert reports, expert depositions and summary judgment briefing on liability issues during the first half of 2005.

The cases commenced by the Nevada, Montana, Pennsylvania, Wisconsin, Illinois, Alabama and Kentucky Attorneys General (the Attorneys General AWP Cases) and the cases commenced by New York City and four New York counties (the New York City & County AWP Cases) include fraud and consumer protection claims similar to those in the Amended Master Complaint. Certain of the states, city and counties also have made additional allegations that defendants, including the Company, have violated state Medicaid statutes by, among other things, failing to provide the states with adequate rebates required under federal law. The Attorneys' General AWP Cases, other than the Montana action, are proceeding in their respective state courts.

In a series of decisions in June, September, and October 2004, affecting the Montana Attorney General's case and the New York City & County AWP Cases, which are proceeding in the AWP Multidistrict Litigation in coordination with the private class actions, the Court declined to find that the Medicaid rebate claims were preempted by federal law, but nevertheless dismissed many of the claims relating to "rebate" payments made by several drug manufacturers, including those claims relating to the Company, as insufficiently pled. The Court allowed to proceed the state law claims that allege that the Company misreported AWPs. The Company has filed its answer to the claims remaining in the Montana Attorney General's complaint.

The Company also has joined with other defendants in a motion to dismiss the Pennsylvania Attorney General's action. In a decision filed February 1, 2005, the Pennsylvania Commonwealth Court granted the motion to dismiss on the ground that the plaintiff had failed to plead the complaint with the requisite particularity. The Court gave the Attorney General 30 days to replead. On July 16,

2004, the Nevada court denied the Company's and other defendants' motions to dismiss the complaint except as to the state RICO claim and granted the Attorney General leave to replead, in an opinion that was based on the prior rulings of the AWP Multidistrict Litigation Court. The Company and other defendants also have made, or may soon make, motions to dismiss in the other Attorneys General AWP Cases.

The Company is also one of a number of defendants in a private class action making AWP-based claims that was remanded from the AWP Multidistrict Litigation to Arizona state court. An individual, Robert J. Swanston, asserts claims under Arizona state law on behalf of himself and an alleged class of persons and entities in Arizona who paid for prescription drugs based on AWP (the Swanston Action), which claims generally allege that the defendant drug manufacturers have conspired to inflate AWPs. By order dated August 5, 2004, the Arizona Court denied defendants' motions to dismiss or stay the proceedings. The parties are currently briefing plaintiff's motion for class certification and defendants' papers are due February 11, 2005. The Court in the Swanston Action has ordered that discovery in that matter should be coordinated with discovery in the AWP Multidistrict Litigation.

On or about October 8, 2004, the Company was added as a defendant in a putative class action previously commenced against other drug manufacturers in federal court in Alabama . The case was brought by two health care providers that are allegedly entitled under a federal statute, Section 340B of the Public Health Service Act, to discounted prices on prescription drugs dispensed to the poor in the providers' local areas. The plaintiff health care providers contend that they and an alleged class of other providers authorized to obtain discounted prices under the statute may in fact not have received the level of discounts to which they are entitled. The Amended Complaint against the Company and the other manufacturers asserts claims directly under the federal statute, as well as under state law, for unjust enrichment and for an accounting. The Company has joined in a motion to dismiss the Complaint that was filed by the original manufacturer defendants and that has, with the court's approval, been made applicable to the Amended Complaint.

Finally, the Company is a defendant in related state court proceedings commenced in New York, New Jersey, California, and Tennessee. Those proceedings were transferred to the AWP Multidistrict Litigation for pre-trial purposes. The plaintiffs in the California and New Jersey actions sought to remand their cases to the state courts. The California remand motions were denied, and the New Jersey remand motion remains pending.

These cases are at a very preliminary stage, and the Company is unable to assess the outcome and any possible effects on its business and profitability, or reasonably estimate possible loss or range of loss with respect to these cases. If the Company were not to prevail in final, nonappealable determinations of these litigations and investigations, the impact could be material.

The Company, together with a number of other pharmaceutical manufacturers, also has received subpoenas and other document requests from various government agencies seeking records relating to its pricing, sales and marketing practices, and "Best Price" reporting for drugs covered by Medicare and/or Medicaid. The requests for records have come from the U.S. Attorneys' Offices for the District of Massachusetts, the Eastern District of Pennsylvania, and the Northern District of Texas, the Civil Division of the Department of Justice, the Offices of the Inspector General of the Department of Health and Human Services and the Office of Personnel Management (each in conjunction with the Civil Division of the Department of Justice), and several states. In addition, requests for information have come from the House Committee on Energy & Commerce and the Senate Finance Committee in connection with investigations that the committees are currently conducting into Medicaid Best Price issues.

As previously disclosed, in mid-2003, the Company initiated an internal review of certain of its sales and marketing practices, focusing on whether these practices comply with applicable anti-kickback laws and analyzing these practices with respect to compliance with (1) Best Price reporting and rebate requirements under the Medicaid program and certain other U.S. governmental programs, which reference the Medicaid rebate program and (2) applicable FDA requirements. The Company has met with representatives of the U.S. Attorney's Office for the District of Massachusetts to discuss the review and has received related subpoenas from that U.S. Attorney's Office. The Company's internal review is expected to continue until resolution of pending governmental investigations of related matters.

The Company is producing documents and actively cooperating in the investigations, which could result in the assertion of civil and/or criminal claims. In the second quarter of 2004, the Company increased reserves for liabilities in relation to pharmaceutical pricing and sales and marketing practices described in this section by $34 million, bringing the total reserves for liabilities for these matters to $134 million. It is not possible at this time to reasonably assess the final outcome of these matters. In accordance with GAAP, the Company has determined that the above amount represents minimum expected probable losses with respect to these matters, which losses could include the imposition of fines, penalties, administrative remedies and/or liability for additional rebate amounts. Eventual losses related to these matters may exceed these reserves, and the further impact could be material. The Company does not believe that the top-end of the range for these losses can be estimated. If the Company were not to prevail in final, nonappealable determinations of these litigations and investigations, the impact could be material.

As previously disclosed, in 2004 the Company undertook an analysis of its methods and processes for calculating prices for reporting under governmental rebate and pricing programs related to its U.S. Pharmaceuticals business. The analysis was completed in early 2005. Based on the analysis, the Company identified the need for revisions to the methodology and processes used for calculating reported pricing and related rebate amounts and expects to implement these revised methodologies and processes beginning with its reporting to the Federal government agency with primary responsibility for these rebate and price reporting obligations, the Centers for Medicare and Medicaid Services (CMS) in the first quarter of 2005. In addition, using the revised methodologies and processes, the Company also has recalculated the "Best Price" and "Average Manufacturer's Price" required to be reported under the Company's federal Medicaid rebate agreement and certain state agreements, and the corresponding revised rebate liability amounts under those programs for the three-year period 2002 to 2004. In the third quarter of 2004, based on the results of the Company's analysis at that time, the Company recorded an additional liability equal to the then estimated additional rebate liability resulting from the proposed revisions, which was not material. Upon completion of the analysis in early 2005, the Company has finally determined that the estimated rebate liability for those programs for the three-year period 2002 to 2004 was actually less than the rebates that had been paid by the Company for such period. Accordingly, in the fourth quarter of 2004, the Company reversed the additional rebate liability that was recorded in the third quarter of 2003 and recorded an additional reduction to the rebate liability in the amount of the estimated overpayment. The Company's proposed revisions and its updated estimate will be submitted for review to CMS. The Company anticipates that the submission to CMS also will likely be reviewed by the Department of Justice (DOJ) in conjunction with the previously disclosed subpoena received by the Company from the DOJ relating to, among other things, "Best Price" reporting for drugs covered by Medicaid as discussed in more detail above. These agencies may take the position that further revisions to the Company's methodologies and calculations are required. Upon completion of governmental review, the Company will determine whether any further recalculation of the liability from the Company under the identified programs for any period or under any other similar programs is necessary or appropriate. The Company believes, based on current information, that any such recalculation is not likely to result in material rebate liability. However, due to the uncertainty surrounding the recoverability of the Company's estimated overpayment arising from the review process described above, the Company has also recorded a reserve in an amount equal to the estimated overpayment. The Company has remediated its internal controls over the processes and procedures the Company believes resulted in these proposed revisions and will continue to strengthen its internal controls.

The Company received a civil investigative demand from the Attorney General of the State of Missouri relating to direct-to-consumer advertising for *Pravachol* for the period of 2001-2003. The Company received written confirmation from the Attorney General in July 2004 concluding its investigation with no action taken against the Company. The Company also received notice of a putative class action lawsuit involving issues related to the direct-to consumer advertising, filed on February 23, 2004, in circuit court of Jackson County Missouri at Kansas City, caption Richard Summers v. Bristol-Myers Squibb Company. The Company was served with this complaint on March 23, 2004 and removed the action to federal court. The action has been remanded to state court. The impact is not expected to be material.

The Company, together with a number of other pharmaceutical manufacturers, has been named as a defendant in an action filed in California State Superior Court in Oakland, *James Clayworth et al. v. Bristol-Myers Squibb Company, et al.*, alleging that the defendants have conspired to fix the prices of pharmaceuticals by preventing the importation of foreign drugs into the United States and asserting claims under California's Cartwright Act and unfair competition law. The plaintiffs seek treble damages for any damages they have sustained; restitution of any profit obtained by defendants through charging artificially higher prices to plaintiffs; an injunction barring the defendants from charging the plaintiffs higher prices offered to other customers; an award of reasonable attorneys' fees and costs; and any other relief the Court deems proper. The plaintiffs have propounded interrogatories and the defendants served objections and responses on January 10, 2005. The parties are in the process of meeting and conferring to resolve disputes over the defendants' responses and objections. The plaintiffs also have propounded form interrogatories, requests for admission and a request for the production of documents. The Company is preparing responses and objections to each of those discovery requests. On November 22, 2004, the Company filed a demurrer to this action. The plaintiffs filed an opposition brief on December 20, 2004, and the Company filed a reply brief on January 20, 2005. Oral argument on the demurrer was held on February 1, 2005. In an order dated February 4, 2005, the Court sustained the demurrer. The Court also granted plaintiffs leave to file a Second Amended Complaint, which they have already done. Defendants' response to the Second Amended Complaint is to be filed by March 15, 2005.

This case is at a very preliminary stage, and the Company is unable to assess the outcome and any possible effect on its business and profitability, or reasonably estimate possible loss or range of loss with respect to this case. If the Company were not to prevail in a final, non-appealable determination of this litigation, the impact could be material.

Product Liability Litigation

The Company is a party to product liability lawsuits involving allegations of injury caused by the Company's pharmaceutical and over-the-counter medications. The majority of these lawsuits involve certain over-the-counter medications containing phenylpropanolamine (PPA), or the Company's *Serzone* and *Stadol* NS prescription drugs. In addition to lawsuits, the Company also faces unfiled claims involving the same products.

PPA. In May 2000, Yale University published the results of its Hemorrhagic Stroke Project, which concluded that there was evidence of a suggestion that PPA may increase the risk of hemorrhagic stroke in a limited population. In November 2000, the FDA issued a Public Health Advisory and requested that manufacturers of PPA-containing products voluntarily cease manufacturing and marketing them. At that time, the only PPA-containing products manufactured or sold by the Company were *Comtrex* (liqui-gel formulations only) and *Naldecon*. On or about November 6, 2000, the Company, as well as other manufacturers of PPA- containing products, discontinued the manufacture and marketing of PPA-containing products and allowed customers to return any unused product that they had in their possession.

In January 2001, the Company was served with its first PPA lawsuit. The Company currently is a defendant in approximately 50 personal injury lawsuits, filed on behalf of approximately 50 plaintiffs, in federal and state courts throughout the United States. Many of these lawsuits involve multiple defendants. Among other claims, plaintiffs allege that PPA causes hemorrhagic and ischemic strokes, that the defendants were aware of the risk, failed to warn consumers and failed to remove PPA from their products. Plaintiffs seek compensatory and punitive damages. All of the federal cases have been transferred to the U.S. District Court for the Western District of Washington, In re Phenylpropanolamine (PPA) Products Liability Litigation, MDL No. 1407. The District Court has denied all motions for class certification and there are no class action lawsuits pending against the Company in this litigation.

On June 18, 2003, the District Court issued a ruling effectively limiting the plaintiffs' claims to hemorrhagic and ischemic strokes. Rulings favorable for the defendants included the inadmissibility of expert testimony in cases alleging injuries occurring more than three days after ingestion of a PPA-containing product and cases involving psychoses, seizures and cardiac injuries. The Company expects to be dismissed from additional cases in which its products were never used by the plaintiffs and where plaintiffs' alleged injury occurred more than three days after ingestion of a PPA-containing product or where a plaintiff suffered from cardiac injuries or psychoses.

Serzone. *Serzone* (nefazodone hydrochloride) is an antidepressant that was launched by the Company in May 1994 in Canada and in March 1995 in the United States. In December 2001, the Company added a black box warning to its *Serzone* label warning of the potential risk of severe hepatic events including possible liver failure and the need for transplantation and risk of death. Within several months of the black box warning being added to the package insert for *Serzone*, a number of lawsuits, including several class actions, were filed against the Company. Plaintiffs allege that the Company knew or should have known about the hepatic risks posed by *Serzone* and failed to adequately warn physicians and users of the risks. They seek compensatory and punitive damages, medical monitoring, and refunds for the costs of purchasing *Serzone*. In May 2004, the Company announced that, following an evaluation of the commercial potential of the product after generic entry into the marketplace and rapidly declining brand sales, it had decided to discontinue the manufacture and sale of the product effective June 14, 2004.

At present, the Company has approximately 213 lawsuits, on behalf of approximately 2,114 plaintiffs, pending against it in federal and state courts throughout the United States. Twenty-seven of these cases are pending in New York State Court and have been consolidated for pretrial discovery. In addition, there are approximately 761 alleged, but unfiled, claims of injury associated with *Serzone*. In August 2002, the federal cases were transferred to the U.S. District Court for the Southern District of West Virginia, In Re *Serzone* Products Liability Litigation, MDL 1477. Although discovery is still at a very early stage it appears that very few of these cases involve liver failure. In June 2003, the District Court dismissed the class claims in all but two of the class action complaints. A purported class action has also been filed in Illinois. Although a number of the class action complaints filed against the Company had sought the certification of one or more personal injury classes, the remaining class action complaints do not seek the certification of personal injury classes. In addition to the cases filed in the United States, there are four national class actions filed in Canada.

Without admitting any wrongdoing or liability, on or around October 15, 2004, the Company entered into a settlement agreement with respect to all claims in the United States and its territories regarding *Serzone*. The settlement agreement embodies a schedule of payments dependent upon whether the class member has developed a qualifying medical condition, whether he or she can demonstrate that they purchased or took *Serzone*, and whether certain other criteria apply. The settlement is subject to final approval by the District Court and any appeals therefrom. Pursuant to the settlement agreement, plaintiffs' class counsel filed a class action complaint seeing relief for the settlement class. On November 18, 2004, the District Court conditionally certified the temporary settlement class and preliminarily approved the settlement. The opt-out period ends on April 8, 2005. The fairness hearing is scheduled for June 30, 2005. Pursuant to the terms of the proposed settlement, all claims will be dismissed, the litigation will be terminated, the defendants will receive releases, and the Company commits to paying at least $70 million to funds for class members. Class Counsel will have the right to petition the court for an award of reasonable attorneys' fees and expenses; the fees will be paid by the Company and will not reduce the amount of money paid to class members as part of the settlement. The Company may terminate the settlement based upon the number of claims submitted or the number of purported class members who opt not to participate in the settlement and instead pursue individual claims.

In the second quarter of 2004, the Company established reserves for liabilities for these lawsuits of $75 million. It is not possible at this time to reasonably assess the final outcome of these lawsuits. In accordance with GAAP, the Company has determined that the above amounts represent minimum expected probable losses with respect to these lawsuits. Eventual losses related to these lawsuits may exceed these reserves, and the further impact could be material. The Company does not believe that the top-end of the range for these losses can be estimated.

***Stadol* NS.** *Stadol* NS was approved in 1992 by the FDA as an unscheduled opioid analgesic nasal spray. In February 1995 the Company asked the FDA to schedule *Stadol* NS as a Schedule IV, low potential for abuse, drug due to post-marketing reports suggestive of inappropriate use of the product. On October 31, 1997, it became a Schedule IV drug. Since 1997, the Company has received a number of lawsuits involving *Stadol*. In late 2002, the number of filed suits increased due to newly passed tort reform legislation, which became effective on January 1, 2003. Most, if not all, of the plaintiffs in these new suits had previously asserted claims against the Company for their alleged injuries. In May 2004, the Company announced that, following an evaluation of the commercial potential of the product after generic entry in the marketplace and rapidly declining brand sales, it had decided to discontinue the manufacture and sale of the product effective June 14, 2004.

The Company is a party in approximately 32 cases pending, on behalf of a total of approximately 565 plaintiffs, in federal and state courts throughout the United States. Plaintiffs claim that the Company committed fraud on the FDA and wrongfully promoted *Stadol* NS as non-addictive. Further, plaintiffs allege that the Company failed to adequately warn of the addiction and dependency risk associated with the use of *Stadol* NS. The Company has reached an agreement in principle to settle 31 of the lawsuits involving approximately 564 plaintiffs. In addition to these lawsuits, there are approximately 25 active, alleged and unfiled claims. The majority of the cases and claims are pending in Mississippi.

In the second quarter of 2004, the Company recovered insurance proceeds of $25 million with respect to the *Stadol* NS case.

Breast Implant Litigation. The Company, together with its subsidiary Medical Engineering Corporation (MEC) and certain other companies, remains a defendant in a number of claims and lawsuits alleging damages for personal injuries of various types resulting from polyurethane-covered breast implants and smooth-walled breast implants formerly manufactured by MEC or a related company. The vast majority of claims against the Company in direct lawsuits have been resolved through settlements or trial.

Likewise, claims or potential claims against the Company registered in the nationwide class action settlement approved by the Federal District Court in Birmingham, Alabama (Revised Settlement), have been or will be resolved through the Revised Settlement. The Company has established accruals in respect of breast implant product liability litigation. The Company believes that any possible loss in addition to the amounts accrued will not be material.

Hormone Replacement Therapy (HRT) Litigation. In 1991, The National Institute of Health began some clinical trials involving Prempro (estrogen and progestin) and Premarin (estrogen), both of which are manufactured by Wyeth. A July 2002 JAMA article reported that among the Prempro subjects, there were increased risks of breast cancer, heart attacks, blood clots and strokes. The Prempro phase of the study was stopped on July 9, 2002. In July 2003, the Company was served with its first HRT lawsuit. The Company products involved in this litigation are: Estrace (an estrogen-only tablet); estradiol (generic estrogen-only tablet); Delestrogen (an injectable estrogen); and Ovcon (an oral contraceptive containing both estrogen and progestin). All of these products were sold to other companies between January 2000, and August 2001, but the Company maintains the Estrace ANDA.

The Company currently is a defendant in approximately 846 lawsuits involving the above mentioned products, filed on behalf of approximately1,182 plaintiffs, in federal and state courts throughout the United States. A majority of these lawsuits involve multiple defendants. The Company expects to be dismissed from many cases in which its products were never used. Plaintiffs allege, among other things, that these products cause breast cancer, stroke, blood clots, cardiac and other injuries in women, that the defendants were aware of these risks and failed to warn consumers. The federal cases are being transferred to the U.S. District Court for the Eastern District of Arkansas, *In re Prempro (Wyeth) Products Liability Litigation, MDL No., 1507.*

The Company is vigorously defending its product liability lawsuits and believes that the majority of these cases and claims are without merit. While it is not possible at this time reasonably to assess the final outcome of the Company's pending product liability lawsuits and unfiled claims with certainty, management is of the opinion that the ultimate disposition of these matters should not have a material adverse effect on the Company's financial position, except as otherwise indicated above. The Company believes that it has adequate self-insurance reserves and commercially available excess insurance to cover potential material losses related to its product liability cases and claims.

Environmental Proceedings

The following discussion describes (1) environmental proceedings with a governmental authority which may involve potential monetary sanctions of $100,000 or more (the threshold prescribed by specific SEC rule), (2) a civil action or an environmental claim that could result in significant liabilities, (3) updates of ongoing matters, or the resolution of other matters, disclosed in recent public filings and (4) a summary of environmental remediation costs.

The results of an internal audit performed at the Company's facility in Hopewell, N.J. indicate that operations at the site's wastewater treatment plant and related discharges were not always in compliance with the New Jersey Water Pollution Control Act and its implementing regulations or the terms of the

Company's discharge permits. The Company reported its findings to the New Jersey Department of Environmental Protection (NJDEP) in February 2004, entered a settlement agreement with NJDEP on November 16, 2004, and paid a penalty of $44,500. None of the results of the audit suggests that there has been any adverse impact to public health. The Company has taken, and will continue to take, corrective actions to address identified deficiencies and to prevent future occurrences.

The U.S. Environmental Protection Agency (EPA) is investigating industrial and commercial facilities throughout the U.S. that use refrigeration equipment containing ozone-depleting substances (ODS) and enforcing compliance with regulations governing the prevention, service and repair of leaks (ODS requirements). Recently, the Company performed a voluntary corporate-wide audit at its facilities in the U.S. and Puerto Rico that use ODS-containing refrigeration equipment. The Company submitted an audit report to the EPA in November 2004, identifying potential violations of the ODS requirements at several of its facilities, and is currently in discussions with EPA to resolve such matters. In addition to the matters covered in the Company's audit report letter to the EPA, the EPA previously sent the Company's wholly owned subsidiary, Mead Johnson, a request for information regarding compliance with ODS requirements at its facility in Evansville, Indiana. The Company responded to the request in June 2004, and the EPA currently is in the process of reviewing the information that the Company provided. If the EPA determines that the Evansville facility, or any other facilities, was, or is, in violation of applicable ODS requirements, the Company could be subject to penalties and/or be required to convert or replace refrigeration equipment to use non-ODS approved substitutes.

In January 2004, the NJDEP sent the Company and approximately five other companies an information request letter relating to a site in North Brunswick Township, N.J. where waste materials from E.R. Squibb & Sons (Squibb), a wholly owned subsidiary of the Company, may have been disposed from the 1940s through the 1960s. Fill material containing industrial waste and heavy metals in excess of residential standards was discovered in Fall 2003 during an expansion project at the North Brunswick Township High School, as well as at a number of neighboring residential properties and adjacent public park areas. The school board and the Township, who are the current owners of the site, are conducting and jointly financing soil remediation work under a work plan approved by the NJDEP, and have asked the Company to contribute to the cost of remediation. The Company is in discussions with the NJDEP, the site owners and other potentially responsible parties regarding the scope and costs of work required to address the known conditions of concern, and recently has offered to negotiate with the school board and Township on the terms of a cooperative funding agreement and allocation process. The Company also is actively investigating the historic use of the site, including the Company's possible connection. To date, no claims have been asserted against the Company.

In September 2003, the NJDEP issued an administrative enforcement Directive and Notice under the New Jersey Spill Compensation and Control Act requiring the Company and approximately 65 other companies to perform an assessment of natural resource damages and to implement unspecified interim remedial measures to restore conditions in the Lower Passaic River. The Directive alleges that the Company is liable because it historically sent bulk waste to the former Inland Chemical Company facility in Newark, N.J. for reprocessing, and that releases of hazardous substances from this facility have migrated into Newark Bay and continue to have an adverse impact on the Lower Passaic River watershed. Subsequently, the EPA also issued a notice letter under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to numerous parties, but not including the Company, seeking their cooperation in a study of conditions in substantially the same stretch of the Passaic River that is the subject of the NJDEP's Directive. A group of these other parties entered into a consent agreement with EPA in 2004 to finance a portion of that study. The EPA estimates this study will cost $20 million, of which roughly half will be financed by this private party group. This study may also lead to clean-up actions, directed by the EPA and the Army Corps of Engineers. The Company is working cooperatively with a group of the parties that received the NJDEP Directive and/or the EPA notice to explore potential resolutions of the Directive and to address the risk of collateral claims. Although the Company does not believe it has caused or contributed to any contamination in the Lower Passaic River watershed, the Company has informed the NJDEP that it is willing to discuss their allegations against the Company. In the Directive and in more recent communications to the cooperating group, NJDEP has stated that if the responsible parties do not cooperate, the NJDEP may perform the damage assessment and restoration and take civil action to recover its remedial costs, and treble damages for administrative costs and penalties. In late 2004, a group of federal agencies designated as trustees of natural resources affected by contamination in the Passaic River watershed approached the cooperating group to solicit interest in funding a cooperative study of possible natural resources damages (NRD) in the area. This study presumably would dovetail with the ongoing EPA study, and ideally would be joined by the NJDEP, to coordinate actions NJDEP may seek under the Directive. Discussions with the federal trustees are ongoing. The extent of any liability the Company may face, under either the Directive, the EPA's notice letter, or with respect to future NRD actions or claims by the federal trustees, or in contribution to other responsible parties, can not yet be determined.

On October 16, 2003 the Michigan Department of Environmental Quality (MDEQ) sent the Company a Letter of Violation (LOV) alleging that, over an unspecified period of time, emissions from certain digestion tanks at Mead Johnson's Zeeland, Michigan facility exceeded an applicable limit in the facility's renewable operating air permit. The LOV requires the Company to take corrective action and to submit a compliance program report. Although the MDEQ has not demanded fines or penalties, further enforcement action could result in penalties or injunctive relief. The Company is contesting the allegations in the LOV and the Company and the MDEQ are also working on revisions to the Company's air use permit. Although we can not predict the ultimate outcome with certainty, these permit revisions may resolve the matter without additional enforcement action or the need to continue contesting the LOV.

On December 1, 2003, the Company and the NJDEP entered an Administrative Consent Order (ACO) concerning alleged violations of the New Jersey Air Pollution Control Act and its implementing regulations at the Company's New Brunswick facility. Pursuant to the ACO, the Company agreed to submit a permit application creating a facility-wide emissions cap and to pay an administrative fine of approximately $28,000. Both of these obligations were satisfied in early 2004. Subsequently, on February 15, 2005, the ACO was amended to provide that the Company would install a new cogeneration turbine at its New Brunswick facility by December 31, 2006, and would obtain air permits, including those required for the cogeneration turbine, by December 31, 2005. The estimated cost of the new cogeneration turbine is approximately $3.5 million.

The Company is one of several defendants in a class action suit filed in superior court in Puerto Rico in February 2000 by residents of three wards from the Municipality of Barceloneta, alleging that air emissions from a government owned and operated wastewater treatment facility in said Municipality have caused respiratory and other ailments and violated local air rules. The Company believes its wastewater discharges to the treatment facility are in material compliance with the terms of the Company's permit. The Company believes that this litigation will be resolved for an immaterial amount; however, although this suit is now five years old, it is still at an initial stage with even the issue of class certification still pending. In the event of an adverse judgment, the Company's ultimate financial liability could be greater than anticipated.

The Company is also responsible under various state, federal and foreign laws, including CERCLA, for certain costs of investigating or remediating contamination resulting from past industrial activity at the Company's current or former sites or at waste disposal or reprocessing facilities operated by third parties. The Company typically estimates these costs based on information obtained from the EPA, or counterpart state agency, and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other potentially responsible parties (PRP). The Company accrues liabilities when they are probable and reasonably estimable. As of December 31, 2004 and 2003, the Company estimated its share of the total future costs for these sites to be approximately $60 million and $58 million, respectively, recorded as other liabilities, which represents the sum of best estimates or, where no simple estimate can reasonably be made, estimates of the minimal probable amount among a range of such costs (without taking into account any potential recoveries from other parties, which are not currently expected). The Company has paid less than $4 million (excluding legal fees) in each of the last five years for investigation and remediation of such matters, including liabilities under CERCLA and for other on-site remedial obligations.

Although it is not possible to predict with certainty the outcome of these environmental proceedings or the ultimate costs of remediation, the Company does not believe that any reasonably possible expenditures that the Company may incur in excess of existing reserves will have a material adverse effect on its business, financial position or results of operations.

Other Matters

On October 25, 2004, the SEC notified the Company that it is conducting an informal inquiry into the activities of certain of the Company's German pharmaceutical subsidiaries and its employees and/or agents. The Company believes the SEC's informal inquiry may encompass matters currently under investigation by the Staatsanwaltin prosecutor in Munich, Germany. Although uncertain at this time, the Company believes the inquiry and investigation may concern potential violations of the Foreign Corrupt Practices Act and/or German law. The Company is cooperating with both the SEC and the German authorities. It is not possible at this time reasonably to assess the final outcome of these matters or to reasonably estimate the possible loss or range of loss.

The Company is conducting an internal review of its pharmaceutical operations in Mexico, which had total sales of $422 million for the twelve months ended December 31, 2004. This broad review includes areas of compliance with legal, financial and regulatory requirements and the Company's Standards of Business Conduct and Ethics. The reviews are ongoing. At this time, the Company is unable to assess the impact, if any, of the results these investigations may have on the Company.

Indemnification of Officers and Directors

The Company's corporate by-laws require that, to the extent permitted by law, the Company shall indemnify its officers and directors against judgments, fines, penalties and amounts paid in settlement, including legal fees and all appeals, incurred in connection with civil or criminal actions or proceedings, as it relates to their services to the Company and its subsidiaries. The by-laws provide no limit on the amount of indemnification. Indemnification is not permitted in the case of willful misconduct, knowing violation of criminal law, or improper personal benefit. As permitted under the laws of the state of Delaware, the Company has for many years purchased directors and officers insurance coverage to cover claims made against the directors and officers. The amounts and types of coverage have varied from period to period as dictated by market conditions. There are various excess policies that provide additional coverage. The litigation matters and regulatory actions described above involve certain of the Company's current and former directors and officers, all of whom are covered by the aforementioned indemnity and if applicable, certain prior period insurance policies. However, certain indemnification payments may not be covered under the Company's directors and officers insurance coverage. The Company cannot predict with certainty the extent to which the Company will recover from its insurers the indemnification payments made in connection with the litigation matters and regulatory actions described above.

On July 31, 2003, one of the Company's insurers, Federal Insurance Company (Federal), filed a lawsuit in New York Supreme Court against the Company and several current and former officers and members of the board of directors, seeking rescission, or in the alternative, declarations allowing Federal to avoid payment under certain Directors and Officers insurance policies and certain Fiduciary Liability insurance policies with respect to potential liability arising in connection with the matters described under the "*Vanlev* Litigation," "Other Securities Matters" and "ERISA Litigation" sections above. No discovery has been taken in this matter. The parties are currently engaged in discussions regarding potential settlement of the action.

On October 3, 2003, another of the Company's insurers, SR International Business Insurance Co. Ltd. (SRI), informed the Company that it intended to try to avoid certain insurance policies issued to the Company on grounds of alleged material misrepresentation or non-disclosure, and that it had initiated arbitration proceedings in London, England. SRI has indicated that it intends to rely upon allegations similar to those described in the "Other Securities Matters" section above in support of its avoidance action.

Note 22 SUBSEQUENT EVENTS

In January 2005, the Company announced plans to divest the U.S. and Canadian consumer medicines business. For the year ended December 31, 2004, sales of consumer medicines brands in the U.S. and Canada totaled approximately $270 million. The Company's consumer medicines businesses in Japan, Asia Pacific, Latin America, Europe, Middle East and Africa are not included in this planned divestiture.

In November 2004, the Company and Medarex, Inc. (Medarex) entered into a worldwide collaboration to develop and commercialize MDX-010, a fully human antibody investigational product targeting the CTLA-4 receptor. MDX-010 was developed by Medarex and is currently in Phase III clinical development for the treatment of metastatic melanoma. The collaboration agreement became effective in January 2005, at which time the Company made a cash payment of $25 million to Medarex which was expensed as research and development, and an additional $25 million equity investment in Medarex.

Note 23 Selected Quarterly Financial Data (Unaudited)

2004: Dollars in Millions, Except per Share Data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net Sales	$4,626	$4,819	$4,778	$5,157	$19,380
Gross Margin	3,269	3,320	3,310	3,492	13,391
Earnings from Continuing Operations [1]	961	523	755	139	2,378
Discontinued Operations, net	3	4	3	—	10
Net Earnings	964	527	758	139	2,388
Earnings per common share:					
Basic					
Earnings from Continuing Operations [1]	$0.50	$0.27	$0.39	$0.07	$1.23
Discontinued Operations, net	—	—	—	—	—
Net Earnings	$0.50	$0.27	$0.39	$0.07	$1.23
Diluted [3]					
Earnings from Continuing Operations [1]	$0.49	$0.27	$0.38	$0.07	$1.21
Discontinued Operations, net	—	—	—	—	—
Net Earnings	$0.49	$0.27	$0.38	$0.07	$1.21
Dividends declared per Common Share	$0.28	$0.28	$0.28	$0.28	$1.12
Cash and cash equivalents	$3,173	$3,227	$3,446	$3,680	$3,680
Marketable securities	3,552	3,686	3,872	3,794	3,794

2003: Dollars in Millions, Except per Share Data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net Sales	$4,208	$4,571	$4,798	$5,076	$18,653
Gross Margin	3,007	3,261	3,428	3,551	13,247
Earnings from Continuing Operations [2]	790	899	902	506	3,097
Discontinued Operations, net	2	3	4	—	9
Net Earnings	792	902	906	506	3,106
Earnings per common share:					
Basic					
Earnings from Continuing Operations [2]	$0.41	$0.47	$0.47	$0.26	$1.60
Discontinued Operations, net	—	—	—	—	—
Net Earnings	$0.41	$0.47	$0.47	$0.26	$1.60
Diluted [3]					
Earnings from Continuing Operations [2]	$0.41	$0.46	$0.47	$0.26	$1.59
Discontinued Operations, net	—	—	—	—	—
Net Earnings	$0.41	$0.46	$0.47	$0.26	$1.59
Dividends declared per Common Share	$0.28	$0.28	$0.28	$0.28	$1.12
Cash and cash equivalents	$2,443	$2,449	$2,763	$2,549	$2,549
Marketable securities	1,991	2,079	2,361	3,013	3,013

Note: Earnings per share for the quarters may not add to the amounts for the year, as each period is computed on a discrete basis.

(1) 2004 includes litigation charges of $480 million, $36 million and $16 million in the second, third, and fourth quarters, respectively. The second quarter includes litigation settlement income of $25 million. The first, second, third, and fourth quarters include the gain on the sale of the Mead Johnson Adult Nutritionals business of $295 million, $18 million, $3 million, and $4 million, respectively. The first, second, third, and fourth quarters include provisions for restructuring and other items of $29 million, $17 million, $105 million, and $61 million, respectively. The first, second, third, and fourth quarters include upfront payments for licensing agreements of $5 million, $25 million, $10 million, and $15 million, respectively. The second and third quarters include write-offs for acquired in-process research and development of $62 million and $1 million, respectively.

(2) 2003 includes litigation settlement charges of $16 million and $265 million in the second and fourth quarters, respectively. The first, second and third quarters include litigation settlement income of $21 million, $57 million and $4 million, respectively. The first, second, third and fourth quarters include provisions for restructuring and other items of $26 million, $29 million, $37 million and $39 million, respectively. The second, third and fourth quarters include reversals of prior period restructuring and other items of $25 million, $3 million and $10 million, respectively. The third and fourth quarters include upfront payments for licensing agreements of $21 million and $81 million, respectively.

(3) Common equivalent shares excluded from the computation of diluted earnings per share, because the effect would be antidilutive, were as follows (in millions):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2004	133	130	129	126	126
2003	120	117	116	114	114

Reports of Management

Management's Responsibility for Financial Statements

Management is responsible for the preparation, presentation and integrity of the financial information presented in this Annual Report. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors meets regularly with the internal auditors, PricewaterhouseCoopers LLP (PwC), the Company's independent registered public accounting firm and management to review accounting, internal control structure and financial reporting matters. The internal auditors and PwC have full and free access to the Audit Committee. As set forth in the Company's Standards of Business Conduct and Ethics, the Company is firmly committed to adhering to the highest standards of moral and ethical behavior in all of its business activities.

Management's Report on Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2004 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2004 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, has audited the Company's consolidated financial statements included in this Annual Report and has issued its report on management's assessment of the effectiveness of the Company's internal control over financial reporting which appears on page 93 in this Annual Report.



Peter R. Dolan
Chairman of the Board and
Chief Executive Officer



Andrew R.J. Bonfield
Senior Vice President and
Chief Financial Officer

March 3, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of
Bristol-Myers Squibb Company:

We have completed an integrated audit of the Bristol-Myers Squibb Company's (the Company) 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004, and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control over Financial Reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 92 in this Annual Report, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Philadelphia, PA
March 3, 2005

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2004, management carried out an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, management has concluded that as of December 31, 2004, such disclosure controls and procedures were effective to provide reasonable assurance that the Company records, processes, summarizes and reports the information the Company must disclose in reports that the Company files or submits under the Securities Exchange Act of 1934, as amended, within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2004 based on the framework in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2004 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, has audited the Company's financial statements included in this Annual Report and issued its report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, which appears on page 93 in this Annual Report.

Status of Previously Disclosed Internal Control Items

In making its evaluation over the effectiveness of the design and operation of its disclosure controls and procedures, management has considered the significant resources devoted and substantial actions taken by the Company over the past two years to remediate the "reportable condition" (as defined under standards established by the American Institute of Certified Public Accountants) relating to its internal control over its financial reporting for income taxes that was initially identified and communicated to the Company and its Audit Committee by PwC in connection with their audit of the Company's consolidated financial statements for the year ended December 31, 2002 and repeated for the year ended December 31, 2003. The reportable condition identified by PwC was the need to enhance the income tax accounting function to provide for timely analysis and reconciliation of the income tax provision and related income tax assets and liabilities. In 2003, the actions taken by the Company included engaging an outside consultant to assist the Company's personnel to conduct a comprehensive and detailed review of certain of the Company's income tax reporting and accounting. Throughout 2004, the Company continued to strengthen its internal control over financial reporting for income taxes. These efforts included continuing to work with outside consultants, making significant personnel changes including, hiring a new vice president of taxes and increasing the number of tax department key personnel, as well as implementing policies and procedures to enhance communication between business unit, tax department and financial reporting personnel to ensure comprehensive, appropriate and timely review of matters and implementing new, and updating existing tax accounting policies and providing training on these policies. Based on their evaluation, the chief executive officer and the chief financial officer have concluded that as of December 31, 2004, internal control over financial reporting for income taxes issues have been sufficiently remediated.

As discussed under Note 21, "Legal Proceedings and Contingencies," during 2004, management identified the need to remediate deficiencies in internal control over its methodology and processes to calculate prices for reporting under governmental rebate and pricing programs related to its U.S. Pharmaceuticals business. In conducting their evaluation, the chief executive officer and chief financial officer also considered the substantial efforts undertaken by the Company to remediate such internal control deficiencies, which included, retaining several outside consultants with subject matter expertise, conducting an exhaustive review of existing methodologies and processes and training employees on the implementation of the revised methodologies and processes. Based on their review, the chief executive officer and the chief financial officer have concluded that the Company's internal control over its methodology and processes to calculate prices as described above have been sufficiently remediated.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2004 that have materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Five-Year Financial Summary

Dollars in Millions, Except per Share Data	2004	2003	2002	2001	2000
Income Statement Data:[1][2]					
Net Sales	**$19,380**	$18,653	$16,208	$16,612	$16,438
Earnings from Continuing Operations Before Minority Interest and Income Taxes	**4,418**	4,680	2,748	2,252	5,244
Earnings from Continuing Operations	**2,378**	3,097	2,059	1,866	3,675
Earnings from Continuing Operations per Common Share:					
Basic	**$ 1.23**	$ 1.60	$ 1.07	$ .96	$ 1.87
Diluted	**$ 1.21**	$ 1.59	$ 1.06	$ .95	$ 1.84
Average common shares outstanding					
Basic	**1,942**	1,937	1,936	1,940	1,965
Diluted	**1,976**	1,950	1,942	1,965	1,997
Dividends paid on common and preferred stock	**$ 2,174**	$ 2,169	$ 2,168	$ 2,137	$ 1,930
Dividends declared per Common Share	**$ 1.12**	$ 1.12	$ 1.12	$ 1.11	$ 1.01
Financial Position Data at December 31:[3]					
Total Assets	**$30,435**	$27,448	$25,106	$27,864	$17,924
Cash and cash equivalents	**3,680**	2,549	2,451	4,552	3,085
Marketable securities	**3,794**	3,013	1,622	1,102	300
Long-term debt	**8,463**	8,522	6,261	6,237	1,336
Stockholders' Equity	**10,202**	9,786	8,756	8,762	7,634

[1] The Company recorded items that affected the comparability of results, which are set forth in the table under Management's Discussion and Analysis of Financial Condition and Results of Operations—Expenses for the years 2004, 2003 and 2002. For a discussion of these items, see Management's Discussion and Analysis of Financial Condition and Results of Operations–Expenses, Note 2, "Alliances and Investments"; Note 3, "Restructuring and Other Items"; Note 4, "Acquisitions and Divestitures"; and Note 5, "Discontinued Operations".

[2] Excludes discontinued operations of OTN in all years; and Clairol and Zimmer in 2000 through 2002.

[3] Includes discontinued operations for all years.

Board of Directors and Management Executive Committee

Board of Directors

ROBERT E. ALLEN
Retired Chairman and
Chief Executive Officer, AT&T Corporation (a,b,d)

LEWIS B. CAMPBELL
Chairman, President and Chief Executive Officer,
Textron Inc. (a,b,c)

VANCE D. COFFMAN
Chairman and Retired Chief Executive Officer,
Lockheed Martin Corporation (a,c)

JAMES M. CORNELIUS
Nonexecutive Chairman,
Guidant Corporation (a)

PETER R. DOLAN
Chairman and Chief Executive Officer,
Bristol-Myers Squibb Company (d)

ELLEN V. FUTTER
President,
American Museum of Natural History (b)

LOUIS V. GERSTNER, Jr.
Retired Chairman and Chief Executive Officer,
IBM Corporation (b,d)

LAURIE H. GLIMCHER, M.D.
Irene Heinz Given Professor of Immunology,
Harvard School of Public Health, and
Professor of Medicine, Harvard Medical School (a,b)

LEIF JOHANSSON
President, AB Volvo, and Chief Executive Officer,
The Volvo Group (a,b)

JAMES D. ROBINSON III
Co-Founder and General Partner,
RRE Ventures (b,c,d)

LOUIS W. SULLIVAN, M.D.
President Emeritus,
Morehouse School of Medicine (a,c)

Management Executive Committee

PETER R. DOLAN
Chairman and Chief Executive Officer

LAMBERTO ANDREOTTI
Senior Vice President and President, International

STEPHEN E. BEAR
Senior Vice President, Human Resources

ANDREW G. BODNAR, M.D.
Senior Vice President, Strategy and
Medical and External Affairs

ANDREW R. J. BONFIELD
Senior Vice President and Chief Financial Officer

CARLO DE NOTARISTEFANI, CIRM
President, Technical Operations

WENDY L. DIXON, Ph.D.
President, Global Marketing, and
Chief Marketing Officer

DONALD J. HAYDEN, Jr.
Executive Vice President and President, Americas

ANTHONY C. HOOPER
President, U.S. Pharmaceuticals

TAMAR D. HOWSON
Senior Vice President, Corporate and
Business Development

JOHN L. MCGOLDRICK
Executive Vice President and General Counsel

ELLIOTT SIGAL, M.D., Ph.D.
Chief Scientific Officer and President,
Pharmaceutical Research Institute

ROBERT T. ZITO
Senior Vice President, Corporate Affairs

(a) Audit Committee
(b) Committee on Directors and Corporate Governance
(c) Compensation and Management Development Committee
(d) Executive Committee



PRODUCT NAMES and company programs appearing throughout in italics are trademarks of Bristol-Myers Squibb Company or one of its subsidiary companies. Global products are referred to herein by their registered and approved U.S. trademarks, unless specifically noted otherwise.

Abilify is a trademark of Otsuka Pharmaceutical Company, Ltd.

Avapro, Avalide, Plavix and Iscover are trademarks of Sanofi-Aventis.

Delestrogen is a trademark of King Pharmaceuticals, Inc.

Estrace is a trademark of Galen (Chemicals) Ltd.

EMSAM is a trademark of Somerset Pharmaceuticals, Inc.

ERBITUX is a trademark of ImClone Systems Incorporated.

Gleevec is a trademark of Novartis AG.

Glucophage IR, Glucophage XR and Glucovance are trademarks of Merck Santé S.A.S., an associate of Merck KGaA of Darmstadt, Germany.

[illegible] is a trademark of Pierre Fabre Médicament S.A.

Kaletra is a trademark of Abbott Laboratories, Inc.

Ovcon is a trademark of Warner Chilcott, Inc.

Premarin and Prempro are trademarks of Wyeth.

TAKEDOWN, developed at the University of California.

Truvada is a trademark of Gilead Sciences, Inc.

COMMON STOCK
Ticker symbol: BMY
New York Stock Exchange
Pacific Stock Exchange

ANNUAL MEETING OF STOCKHOLDERS
Tuesday, May 3, 2005
9:45 a.m., Hotel duPont
11th and Market Streets
Wilmington, DE 19801

STOCKHOLDER SERVICES AND PROGRAMS
All inquiries concerning stockholder accounts and stock transfer matters including address changes, the elimination of duplicate mailings, dividend reinvestment (see below) and direct deposit of dividends should be directed to the Company's Transfer Agent and Registrar:

MELLON INVESTOR SERVICES
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
800-356-2026 (within the U.S.)
201-329-8660 (outside the U.S.)
TDD telephone service for the hearing impaired:
877-231-5469 (within the U.S.)
201-329-8354 (outside the U.S.)

DIVIDEND REINVESTMENT PLAN
Registered stockholders (stock must be held in your name) who hold 50 or more shares of the Company's stock may participate in its stockholder-paid Dividend Reinvestment Plan (DRIP), which includes a safekeeping and sale-of-stock feature. If you hold fewer than 50 shares, you are still eligible to participate in the safekeeping and sale-of-stock features as well as the direct registration option.

FORM 10-K
For a free copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, contact:
Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Form 10-K is also available on www.bms.com/investors

The most recent certifications by the Company's chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

THE FOLLOWING REPORTS ARE AVAILABLE BY WRITING TO:
Corporate Affairs
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

- Bristol-Myers Squibb Foundation
- Sustainability/Environmental Programs
- Political Contributions
- EEO-1 Report

on the back cover

On October 1, 2004, a team of 20 cyclists, composed of cancer survivors, physicians, nurses, caregivers and researchers, began an eight-day transcontinental odyssey from Los Angeles to Washington, D.C. They were joined at points along the way by cancer survivor and six-time Tour de France champion Lance Armstrong. The Bristol-Myers Squibb *Tour of Hope* Team helped to educate Americans nationwide about the promise of cancer clinical trials and the importance of cancer research to help speed the search for a cure.

Designed, photographed and written by the Bristol-Myers Squibb Corporate Affairs Department.

Printed on recycled paper.





Bristol-Myers Squibb Company

Hope, Triumph and the Miracle of Medicine™

345 Park Avenue • New York, NY 10154-0037 • 212-546-4000 • www.bms.com